Globalstar™

# Globalstar Annual Report 2008



Globalstar™
GO FURTHER. DO MORE.

spot™
www.findmespot.com

Dear Fellow Stockholders,

To begin I would like to extend a sincere welcome to all of our stockholders who have invested in our company since my last letter almost 18 months ago and thank all of you, old and new, for your continued faith in Globalstar. We appreciate your continued support. This past year and a half has been a most challenging time for the Company but thanks to the perseverance and level of commitment from our investors, employees, suppliers and customers, I am pleased to say that we have more than met our challenges. Today I am proud to provide you with a summary of our progress during what I can only describe as a tumultuous period in our company's history.

## *MEETING OUR FINANCING CHALLENGE*

As many of you are aware, on July 1, 2009 we announced the completion of a financing of approximately $738 million. We required this funding to launch our second-generation satellites and continue development of the initial phase of our next-generation ground segment. The fact that it was completed during what many describe as the worst state of the global capital markets in the last 75-years underlines the Herculean effort of all those who helped make it possible. The financing was the culmination of a painstaking and arduous process that began about a year ago and was completed only after an extended period of analysis and due diligence by the various banks, as well as our current and new investors. It is a testament to the confidence all three of these groups have in Globalstar's future.

As mentioned, the financing funds the second-generation satellite constellation and the continued development of our IP-based ground segment. In other words, we now have the resources needed to launch the first 24 satellites of a new constellation designed to last beyond 2025 and to continue developing the supporting ground infrastructure needed to position us to market a host of advanced IP-based mobile satellite services. In the future we expect to be in a position to initiate services such as push-to-talk, multicasting, advanced messaging capabilities such as multimedia messaging, mobile video applications, geolocation services, multiband and multimode handsets, as well as field data devices with GPS integration and cellular network compatibility.

Once our new satellite constellation is launched, the most immediate impact will be on those customers who use our current satellite voice and duplex data services. These customers can expect a return to the high reliability and service quality they enjoyed before we began to experience satellite degradation in 2007. Of course our SPOT Satellite GPS Messenger™ and Simplex data customers, who have never been affected by this degradation, will continue to receive the award-winning high quality service they have always enjoyed.

## *2008 – A YEAR OF TRANSITION*

In many ways 2008 represented a year of transition for Globalstar. From preparing to transition to our new constellation of satellites to adapting our product offerings to include SPOT Satellite GPS Messenger consumer retail services, we continued to adapt and maximize our capabilities. Thanks to the success of SPOT and the reliability of our simplex data services we grew our subscriber base by adding more than 61,000 subscriptions in 2008. This is almost three times the number of subscribers we added during 2007 when SPOT was on the market only for a couple of months. Once again our staff of engineers and managers continued to optimize the two-way communications capabilities of our satellite fleet, and our sales and marketing team successfully continued its effort to retain much of our core business customers while we transition to our constellation of new satellites. Thus once again we ended the year being the mobile satellite services provider with the world's largest base of voice and data customers.

Our preparations to transition to the Globalstar second-generation constellation continued throughout the year. In late August 2008 we met a major milestone when we announced that our satellite manufacturer Thales Alenia Space had commenced production assembly, integration and testing of the first Globalstar second-generation flight model satellites. The first of these new satellites is scheduled for delivery early next year and a total of 24 are scheduled to be launched during 2010.

As we await the launch of our new constellation, we have transitioned much of our commercial marketing focus and are concentrating on maximizing revenue in the consumer retail market with our award-winning SPOT Satellite GPS Messenger. This revolutionary satellite messaging and tracking product won numerous industry awards throughout 2008, including The Wall Street Journal Technology Innovation Award, in the category of consumer electronics. Perhaps of even greater significance we were recognized by the Mobile Satellite Users Association as the first mobile satellite services (MSS) provider to successfully distribute a product to the mainstream retail consumer market. We completed the year with orders to ship more than 120,000 units to more than 7,500 SPOT points of distribution in North America, Europe, Latin America, Australia and New Zealand.

On the regulatory front, in April the U.S. Federal Communications Commission (FCC) issued a Report & Order expanding Globalstar's authority to offer complimentary terrestrial wireless or Ancillary Terrestrial Component (ATC) services in the United States in conjunction with our mobile satellite services. As a consequence of the FCC decision, we have permission to use 19.275 MHz of our spectrum for ATC services. In October the FCC granted Globalstar the additional authority we needed to deploy the first ever ATC system with our partner, Open Range Communications, Inc. Open Range subsequently received a loan of $267 million from the Department of Agriculture's Rural Utilities Service program and they intend to deploy a WiMAX wireless service in more than 500 rural communities using our spectrum. Our agreement includes both fixed and variable revenue streams, and as far as we know we are the very first MSS provider to monetize our ATC spectrum authority in the United States.

Internationally we continued to integrate formerly independent gateway operations to Globalstar ownership. In March we announced we had completed the transaction with Loral Space & Communications Inc. and various affiliated entities to purchase the Brazilian Globalstar independent gateway operator, which owned and operated three satellite ground stations in Brazil. We immediately began managing the Brazilian business and the installation of Simplex data hardware at the gateway located in Petrolina, Brazil. This hardware expanded our Simplex data coverage throughout Brazil, into parts of Northeastern Argentina and the nearby Atlantic coastal maritime waters.

In October we also announced that our newly constructed gateway located in Singapore was operational. This new gateway provides Globalstar satellite Simplex data coverage throughout Singapore, Malaysia, a significant portion of Indonesia, and much of the surrounding maritime region. Singapore Telecommunications Limited (SingTel) is operating the gateway, under contract, at their Seletar Satellite earth Station facility.

During the summer of 2008 we also announced the expansion of our Simplex data coverage to include all of Alaska, the Aleutian Islands and the surrounding maritime regions including the Gulf of Alaska and portions of both the north Pacific and south Arctic Oceans.

Finally we initiated the ground segment and gateway design upgrades that will be needed to transition our service offerings to the next-generation of advanced wireless services discussed earlier. In October 2008 we signed a $22.7 million agreement with Ericsson Federal Inc. to develop, implement and maintain our core network system to be installed at our satellite gateways around the world.

## *LOOKING AHEAD – MILESTONES*

Over the next 12 months our success will be measured by our ability to meet a number of major but achievable operational milestones. These milestones are primarily associated with the final integration, test, delivery and launch of our second-generation satellites , our continued domestic and international SPOT Satellite GPS Messenger product initiatives, and the restarting of our two-way voice and duplex data sales and marketing initiatives.

With our financing for our new satellites now complete, satellite manufacturer Thales Alenia Space has adjusted the production schedule of our new constellation that will enable us to begin taking delivery of the first flight model satellites in early 2010. With this delivery schedule we expect our launch services provider Arianespace to launch the first six of our new satellites next spring using the highly reliable Soyuz launch vehicle.

The Soyuz has already successfully launched 32 Globalstar satellites and its reliability is second to none as it is used to ferry astronauts and cosmonauts to the international space station. As we get closer to taking delivery of our first satellites we will provide you with further detailed information regarding the scheduled launch dates for our second-generation constellation.

Earlier this summer we announced a new and improved SPOT Satellite GPS Messenger product. This new SPOT product is a smaller, lighter and more feature-rich version of our original device. We expect to begin delivering the new SPOT product to major retailers beginning later this fall and we plan to continue to develop new SPOT products and services for domestic and international introduction over the next 12 months. Our intention is to replicate internationally the North American consumer acceptance and distribution of our SPOT product and further broaden its appeal to the consumer and commercial enterprise markets, both domestically and abroad.

In summary these past 18 months have been challenging to say the least but despite the present state of the economy we have successfully emerged with our much needed financing and with a brand new consumer product focus that we intend to continue expanding as we approach the launch of our new satellites. Yes there will always be new challenges but as demonstrated by the recent financing we remain firmly committed to unlocking our potential as we prepare to take Globalstar into the next decade.

Thank you and I look forward to writing to you again next year.

**James Monroe III**

**Executive Chairman**

**Globalstar, Inc.**

**Annual Report of Globalstar, Inc.**

**For the Fiscal Year Ended December 31, 2008**

**TABLE OF CONTENTS**


| | Page |
|---|---|
| Our Business | 1 |
| Market for Our Common Stock and Related Stockholder Matters | 15 |
| Selected Financial Data | 16 |
| Management's Discussion and Analysis of Financial Condition and Results of Operations | 18 |
| Quantitative and Qualitative Disclosures about Market Risk | 44 |
| Consolidated Financial Statements and Supplementary Data | 45 |
| Report of Crowe Horwath LLP, independent registered public accounting firm | 45 |
| Consolidated balance sheets at December 31, 2008 and 2007 | 46 |
| Consolidated statements of income (loss) for the years ended December 31, 2008, 2007 and 2006 | 47 |
| Consolidated statements of comprehensive income (loss) for the years ended December 31, 2008, 2007 and 2006 | 48 |
| Consolidated statements of ownership equity for the years ended December 31, 2008, 2007 and 2006 | 49 |
| Consolidated statements of cash flows for the years ended December 31, 2008, 2007 and 2006 | 50 |
| Notes to Consolidated Financial Statements | 51 |
| Performance Graph | 79 |


**Introductory Note**

*Other than changes to reflect the retrospective adoption of FSP APB 14-1 as described in Note 19 to our Consolidated Financial Statements, we have not modified or updated any other disclosures presented in this Annual Report. All of such disclosures refer to conditions existing as of March 31, 2009. Updated information may be reviewed in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission.*

***Forward-Looking Statements***

*Certain statements contained in this Report, other than purely historical information, including, but not limited to, estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions, although not all forward-looking statements contain these identifying words. These forward- looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Forward-looking statements, such as the statements regarding our ability to develop and expand our business, our ability to obtain additional financing, our ability to manage costs, our ability to exploit and respond to technological innovation, the effects of laws and regulations (including tax laws and regulations) and legal and regulatory changes, the opportunities for strategic business combinations and the effects of consolidation in our industry on us and our competitors, our anticipated future revenues, our anticipated capital spending (including for future satellite procurements and launches), our anticipated financial resources, our expectations about the future operational performance of our satellites (including their projected operational lives), the expected strength of and growth prospects for our existing customers and the markets that we serve, and other statements contained in this Report regarding matters that are not historical facts, involve predictions. Risks and uncertainties that could cause or contribute to such differences include, without limitation, those in our filings with the Securities and Exchange Commission. We do not intend, and undertake no obligation, to update any of our forward-looking statements after the date of this Report to reflect actual results or future events or circumstances.*

## OUR BUSINESS

### Overview

Globalstar, Inc. (the "Company") is a leading provider of mobile voice and data communications services via satellite. By providing wireless services in areas not served or underserved by terrestrial wireless and wireline networks, we seek to address our customers' increasing desire for connectivity. Using, at any given time, approximately 48 in-orbit satellites and 26 ground stations, which we refer to as gateways, we offer voice and data communications services in over 120 countries. Unaffiliated companies, which we refer to as independent gateway operators and which purchase communications services from us on a wholesale basis for resale to their customers, operate 13 of these gateways.

Our network, originally owned by Globalstar, L.P. ("Old Globalstar") was designed, built and launched in the late 1990s by a technology partnership led by Loral Space and Communications and Qualcomm Incorporated, or QUALCOMM. On February 15, 2002, Old Globalstar and three of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. In 2004, we completed the second stage of a two stage acquisition of the business and assets of Old Globalstar. We completed the first stage on December 5, 2003, when Thermo Capital Partners LLC was deemed to obtain operational control of the business, as well as certain ownership rights and risks. We completed the second stage in 2004 when we received final approval from the U.S. Federal Communications Commission, or the FCC. Thermo Capital Partners LLC, which owns and operates companies in diverse business sectors and is referred to in this Report, together with its affiliates, as "Thermo," became our principal owner in this transaction. We refer to this transaction as the "Reorganization."

We were formed as a Delaware limited liability company in November 2003, and were converted into a Delaware corporation on March 17, 2006. Unless we specifically state otherwise, we present all information in this Report as if we were a corporation throughout the relevant periods.

In anticipation of our initial public offering, which was completed on November 2, 2006, we amended our certificate of incorporation on October 25, 2006 to combine our three series of common stock into one class and our board of directors approved a six-for-one stock split. Unless we specifically state otherwise, we present all information in this Report as if these corporate events had occurred at the beginning of the relevant periods.

We currently provide the following telecommunications services:

- two-way voice communication between mobile or fixed handsets or user terminals and other mobile and fixed devices;
- two-way data transmissions (which we call duplex) between mobile and fixed data modems; and
- one-way data transmissions (which we call Simplex) between a mobile or fixed device that transmits its location or other telemetry information and a central monitoring station.

We currently have authority to operate a global wireless communications network via satellite over 25.225 MHz of radio spectrum, which is comprised of two blocks of contiguous global radio frequencies. A few countries limit us to less than 25.225 MHz because of conflicting internal frequency assignments. We refer to our licensed radio frequencies as our "spectrum." The FCC also licenses us to use 19.275MHz of our spectrum to provide an ancillary terrestrial component, known as ATC, in the United States in combination with our existing satellite communications service. ATC services enable the integration of a satellite-based service with terrestrial wireless service, resulting in a hybrid network designed to provide customers with advanced service and broad coverage. See "Regulation."

Our services are available only with equipment designed to work on our network. The equipment we offer to our customers consists principally of:

- SPOT™ satellite messenger products;
- mobile telephones;
- fixed telephones;
- telephone accessories, such as car kits and chargers; and
- data modems.

At December 31, 2008, we served approximately 344,000 subscribers. We increased our net subscribers by approximately 21% from December 31, 2007 to December 31, 2008. We count "subscribers" based on the number of devices that are subject to agreements which entitle them to use our voice or data communications services rather than the number of persons or entities who own or lease those devices.

Old Globalstar launched our satellite constellation in the late 1990s. To supplement our then-existing satellite constellation, we launched eight spare satellites in 2007. We expect these eight satellites to be an integral part of our second-generation constellation. All of our originally launched satellites have experienced various anomalies over time, one of which is a degradation in the performance of the solid-state power amplifiers of the S-band communications antenna subsystem. The S-band antenna provides the downlink from the satellite to a subscriber's phone or data terminal. Degraded performance of an S-band antenna amplifier reduces the availability of two-way voice and data communication between the affected satellite and the subscriber. When the S-band antenna on a satellite ceases to function, two-way communication is impossible over that satellite, but not over the constellation as a whole. Two-way subscriber service continues to be available because some satellites are fully functional, but at certain times in any given location it may take longer to establish calls and the average duration of calls may be reduced.

This S-band antenna amplifier degradation does not adversely affect our one-way Simplex data transmission services, which use only the L-band uplink from a subscriber's Simplex terminal to our satellites. The satellites transmit the signal back down on our C-band feeder links, which are functioning normally. We have exploited and intend to continue to exploit our ability to provide uninterrupted Simplex services with the introduction of new products and services, including a consumer-oriented, hand-held tracking and emergency messaging device. We began sales of SPOT satellite messenger products and services in November 2007.

In November 2006, we and Thales Alenia Space entered into a contract for the construction of 48 low-earth-orbit satellites for our second-generation satellite constellation, which we expect to extend the life of our network until at least 2025. The contract requires Thales Alenia Space to commence delivery of the satellites in the third quarter of 2009. At our request, Thales Alenia Space has presented a four-part sequential plan for accelerating delivery of the initial 24 satellites by up to four months. We have accepted the first two portions of this plan. We cannot assure you that the acceleration will occur. We entered into an additional agreement with Thales Alenia Space in March 2007 for the construction of the Satellite Operations Control Centers, Telemetry Command Units and In Orbit Test Equipment (collectively "Control Network Facility") for our second-generation satellite construction. In September, 2007, we entered into a contract with Arianespace, our "Launch Provider," for the launch of our second-generation satellites and certain pre- and post-launch services. Pursuant to the contract, our Launch Provider will make four launches of six satellites each, and we have the option to require our Launch Provider to make four additional launches of six satellites each. The contract price for the procurement of our second-generation satellite constellation and related launch services (excluding launch costs for the second 24 satellites) is approximately $1.26 billion (the majority of which is denominated in Euros, at a weighted average conversion rate of €1.00=$1.3151).

Our revenue for 2008, 2007 and 2006 was $86.1 million, $98.4 million, and $136.7 million, respectively. Our net income (loss) for 2008, 2007 and 2006 was $(15.2) million, $(27.9) million, and $23.6 million, respectively.

**Industry**

We compete in the mobile satellite services sector of the global communications industry. Mobile satellite services operators provide voice and data services using a network of one or more satellites and associated ground facilities. Mobile satellite services are usually complementary to, and interconnected with, other forms of terrestrial communications services and infrastructure and are intended to respond to users' desires for connectivity at all times and locations. Customers typically use satellite voice and data communications in situations where existing terrestrial wireline and wireless communications networks are impaired or do not exist.

Worldwide, government organizations, military and intelligence agencies, natural disaster aid associations, event-driven response agencies and corporate security teams depend on mobile and fixed voice and data communications services on a regular basis. Businesses with global operating scope require communications services when operating in remote locations around the world. Mobile satellite services users span the forestry, maritime, government, oil and gas, mining, leisure, emergency services, construction and transportation sectors, among others. We believe many existing customers increasingly view satellite communications services as critical to their daily operations.

Over the past two decades, the global mobile satellite services market has experienced significant growth. Increasingly, better-tailored, improved- technology products and services are creating new channels of demand for mobile satellite services. Growth in demand for mobile satellite voice services is driven by the declining cost of these services, the diminishing size and lower costs of the handsets, as well as heightened demand by governments, businesses and individuals for ubiquitous global voice coverage. Growth in mobile satellite data services is driven by the rollout of new applications requiring higher bandwidth, as well as low cost data collection and asset tracking devices.

Communications industry sectors that are relevant to our business include:

- mobile satellite services, which provide customers with connectivity to mobile and fixed devices using a network of satellites and ground facilities;
- fixed satellite services, which use geostationary satellites to provide customers with voice and broadband communications links between fixed points on the earth's surface; and
- terrestrial services, which use a terrestrial network to provide wireless or wireline connectivity and are complementary to satellite services.

Within the major satellite sectors, fixed satellite services and mobile satellite services operators differ significantly from each other. Fixed satellite services providers, such as Intelsat Ltd., Eutelsat Communications ("Eutelsat") and SES Global, and very small aperture terminals companies, such as Hughes Networks and Gilat Satellite Networks, are characterized by large, often stationary or "fixed," ground terminals that send and receive high-bandwidth signals to and from the satellite network for video and high speed data customers and international telephone markets. On the other hand, mobile satellite services providers, such as Globalstar, Inmarsat P.L.C. ("Inmarsat") and Iridium Satellite L.L.C. ("Iridium"), focus more on voice and data services (including data services which track the location of remote assets such as shipping containers), where mobility or small sized terminals are essential. As mobile satellite terminals begin to offer higher bandwidth to support a wider range of applications, we expect mobile satellite services operators will increasingly compete with fixed satellite services operators.

Low earth orbit ("LEO") systems, such as the systems we and Iridium currently operate, reduce transmission delay compared to a geosynchronous system due to the shorter distance signals have to travel. In addition, LEO systems are less prone to signal blockage and, consequently, can provide a better overall quality of service.

Currently, our principal mobile satellite services global competitors are Inmarsat and Iridium. United Kingdom-based Inmarsat owns and operates a geostationary satellite network and U.S.-based Iridium owns and operates a low earth orbit satellite network. Inmarsat provides communications services, such as telephony, fax, video, email and high-speed data services. Iridium offers narrow-band data, fax and voice communications services. We also compete with several regional mobile satellite services providers that operate geostationary satellites, such as Thuraya Satellite Communications Company ("Thuraya"), principally in the Middle East and Africa; SkyTerra (formerly Mobile Satellite Ventures ("MSV")) and SkyTerra (Canada) Inc. (formerly Mobile Satellite Ventures Canada) in the Americas; and Asia Cellular Satellite ("ACeS"—now operated by Inmarsat) in Asia.

**Sales and Marketing**

We sell our products and services through a variety of retail and wholesale channels depending on the nature of the product and the targeted market. Our sales and marketing efforts are tailored to each of our geographic regions and targeted markets. In the past, we did not conduct mass consumer marketing campaigns. Rather, our sales professionals targeted specific commercial vertical markets and customers with face-to-face meetings, product trials, advertising in specific publications for those markets and direct mailings. However, we have curtailed the marketing of our two-way communications business, except store-and-forward data, pending the launch of our second-generation satellites. Our current marketing campaign targets mass audiences for our SPOT satellite messenger and vertical market segments for our other Simplex products and services. We also focus our marketing efforts on attending tradeshows. In 2008, we attended approximately 100 corporate tradeshows, where we sponsored booths and demonstrated our products. Our dealers and resellers attended additional tradeshows where they showcased our products.

*Direct Sales, Dealers and Resellers*

Our distribution managers are responsible for conducting direct sales with key accounts and for managing agent, dealer and reseller relationships in assigned territories in over 30 countries. They conduct direct sales with key customers and manage approximately 800 distribution outlets. We also distribute our services and products indirectly through over 50 major resellers and value added resellers in the United States and through nine independent gateway operators that employ their own salespeople to sell the full range of our voice and data products and services, directly and indirectly, in over 60 countries. Wholesale sales to independent gateway operators represented approximately 4% of our service revenue for 2008. No agent, dealer or reseller represented more than 10% of our revenue for 2008.

The reseller channel is comprised primarily of communications equipment retailer companies and commercial communications equipment rental companies that retain and bill clients directly, outside of our billing system. Many of our resellers specialize in niche vertical markets where high-use customers are concentrated. We have productive sales arrangements with major resellers to market our services, including some value added resellers that integrate our products into their proprietary end products or applications.

Our typical dealer is a communications services business-to-business equipment retailer. We offer competitive service and equipment commissions to our network of dealers to encourage increased sales. We continually monitor the effectiveness of our dealers and have terminated our relationship with underperforming dealers and agents and replaced them with better performing new dealers and agents. We believe our more stringent dealer and agent requirements and our incentive programs position us to continue to experience growing dealer and agent sales due to a better-trained, focused and motivated sales network.

In addition to sales through our distribution managers, agents, dealers and resellers, customers can place orders through our websites at *www.globalstar.com* and *www.findmespot.com* or by calling our customer sales office at (877) 728-7466.

*SPOT Satellite Messenger Distribution*

We distribute and sell our SPOT satellite messenger through a variety of existing and new distribution channels. We have signed distribution agreements with a number of "Big Box" retailers and other similar distribution channels including Amazon.com, Bass Pro Shops, Best Buy Canada, Big 5 Sporting Goods, Big Rock Sports, Cabela's, Campmor, Costco, Joe's Sport, London Drug, Outdoor and More, Gander Mountain, REI, Sportsman's Warehouse, Wal-Mart.com, West Marine, DBL Distribution, D.H. Distributions, and CWR Electronics. We currently sell SPOT satellite messenger products through approximately 7,500 distribution points and expect to reach 10,000 by the end of 2009. We also sell SPOT satellite messenger products and services directly using our existing salesforce and through our direct e-commerce website (*www.findmespot.com*).

*Independent Gateway Operators*

Our wholesale operations encompass primarily bulk sales of wholesale minutes to the independent gateway operators around the globe. These independent gateway operators maintain their own subscriber bases that are mostly exclusive to us and promote their own service plans. The independent gateway operator system has allowed us to expand in regions that hold significant growth potential but are harder to serve without sufficient operational scale or where local regulatory requirements or business or cultural norms do not permit us to operate directly. Our wholesale efforts also include our Simplex and duplex data tracking devices.

Set forth below is a list of independent gateway operators as of December 31, 2008:

| Location | Gateway | Independent Gateway Operators |
|---|---|---|
| Argentina | Bosque Alegre | TE.SA.M Argentina |
| Australia | Dubbo | Pivotal Group PTY Limited |
| Australia | Mount Isa | Pivotal Group PTY Limited |
| Australia | Meekatharra | Pivotal Group PTY Limited |
| China | Beijing | China Spacecom |
| Italy | Avezzano | Elsacom N.V. |
| Korea | Yeo Ju | Dacom |
| Mexico | San Martin | Globalstar de Mexico |
| Peru | Lurin | TE.SA.M Peru |
| Russia | Khabarovsk | GlobalTel |
| Russia | Moscow | GlobalTel |
| Russia | Novosibirsk | GlobalTel |
| Turkey | Ogulbey | Globalstar Avrasya |

We do not own or control these independent gateway operators nor do we operate their gateways. We own and operate directly gateways in the United States, Canada, Venezuela, Nicaragua, Puerto Rico, France and Brazil. We also own a gateway in Singapore which is operated by a third party. As of March 1, 2009, we held 24% of the ordinary shares in Globaltouch (West Africa) Limited, which is installing a gateway in Nigeria.

**Services and Products**

Our principal services are satellite communications services, including mobile and fixed voice and data services, SPOT satellite messenger services and asset tracking and monitoring services. We introduced our asset tracking and monitoring services in late 2003, and demand for these services has grown rapidly since then. In November 2007, we introduced our SPOT satellite messenger product and services. Sales of all services accounted for approximately 72%, 80%, and 67% of our total revenues for 2008, 2007 and 2006, respectively. We also sell the related voice and data equipment to our customers, which accounted for approximately 28%, 20%, and 33% of our total revenues for 2008, 2007 and 2006, respectively.

***Our Services***

*Mobile Voice and Data Satellite Communications Services*

We offer our mobile voice and data services to customers via numerous monthly plans at price levels that vary depending upon expected usage. Except for our asset tracking and remote monitoring service, which we refer to as our Simplex service, subscribers under these plans typically pay an initial activation fee to the agent or dealer, as well as a monthly usage fee to us that entitles the customer to a fixed number of minutes in addition to services such as voicemail, call forwarding, short messaging, email, data compression and internet access. We receive both an activation fee and monthly fee for Simplex services. Extra fees may apply for non-voice services, roaming and long-distance.

We regularly monitor our service offerings in accordance with customer demands and market changes. We have introduced a number of innovative pricing plans such as "bundled minutes," Annual Plans and Unlimited Plans.

*Personal Asset Tracking and Remote Monitoring (Simplex)*

Our Simplex service, introduced in 2003, is designed to address the market for a small and cost-effective solution for sending data (such as geographic coordinates) from assets in remote locations to a central monitoring station. Simplex is a one-way burst data transmission from a Simplex device to our network. A customer may locate the device, for example, on a container in transit. At the heart of the Simplex service is an application server, called an appliqué, which is located at a gateway. The appliqué-equipped gateways provide coverage over vast areas of the globe. The server receives and collates messages from all Simplex telemetry devices transmitting over our satellite network. Simplex devices consist of a telemetry unit, an application specific sensor, a battery (with up to a seven-year life depending on the number of transmissions) and optional global positioning functionality. The small size of the devices makes them attractive for use in tracking asset shipments, monitoring unattended remote assets, trailer tracking and mobile security. Current users include various governmental agencies, including the Federal Emergency Management Agency (FEMA), the U.S. Army and the Mexican Ministry of Education, as well as commercial and non-governmental organizations such as General Electric, Dell and The Salvation Army.

Customers are able to realize an efficiency advantage from tracking assets on a single global system as opposed to several regional systems. Our Simplex services are currently available in countries served by the gateways in North America, France, Venezuela, Mexico, Turkey, Korea, Australia, Singapore, Peru and Brazil. We sell our Simplex services (except our SPOT satellite messenger services) through value added resellers. Value added resellers purchase the services directly from us by subscribing to various pricing options offered by us to address various applications for this service and resell them to their end users. We receive a monthly subscription service fee and a one-time activation fee for each activated Simplex device.

*Fixed Voice and Data Satellite Communications Services*

We provide fixed voice and data services in rural villages, at remote industrial, commercial and residential sites and on ships at sea, among other places. Fixed voice and data satellite communications services are in many cases an attractive alternative to mobile satellite communications services in situations where multiple users will access the service within a defined geographic area and cellular or ground phone service is not available. Our fixed units also may be mounted on vehicles, barges and construction equipment and benefit from the ability to have higher gain antennas. Our fixed voice and data service plans are similar to our mobile voice and data plans and offer similar flexibility. In addition to offering monthly service plans, our fixed phones can be configured as pay phones (installed at a central location, for example, in a rural village) that accept tokens, debit cards, prepaid usage cards, or credit cards.

*Satellite Data Modem Services (Duplex)*

In addition to data utilization through fixed and mobile services described above, we offer data-only services. Our system is well-suited to handle duplex data transmission. Duplex devices have two-way transmission capabilities; for asset-tracking applications, this enables customers to control directly their remote assets and perform more complicated monitoring activities. We offer asynchronous and packet data service in all of our territories. Customers can use our products to access the internet, corporate virtual private networks and other customer specific data centers. Satellite data modems are sold principally through integrators and value added resellers, who developed innovative end-market solutions. Our satellite data modems can be activated under any one of our current pricing plans. Satellite data modems are a fast growing product group that provide solutions that are accessible in every region we serve. Their store-and-forward capability reduces the impact of our S-band downlink degradation for those customers who do not require real-time transmission and reception of data. The revenue that flows from these products provides an important and growing source of recurring service revenue and subscriber equipment sales for us.

Additionally, we offer a data acceleration and compression service to the satellite data modem market. This service increases web-browsing, email and other data transmission speeds without any special equipment or hardware.

*Other Service Revenue*

We also provide certain engineering services to assist customers in developing new technologies related to our system. These services include installation of gateways and antennas.

***Our Products***

*SPOT Satellite Messenger*

In the fourth quarter of 2007, we introduced the SPOT satellite messenger, aimed at attracting both the recreational and commercial markets that require personal tracking, emergency location and messaging solutions for users that require these services beyond the range of traditional terrestrial and wireless communications. Using our Simplex network and web-based mapping software, this device provides consumers with the capability to trace geographically or map the location of individuals. The product also enables users to transmit messages to a specific preprogrammed email address, phone or data device, including a request for assistance in the event of an emergency.

- SPOT Satellite Messenger Addressable Market

We believe the addressable market for our SPOT satellite messenger products and services in North America alone is approximately 50 million units. Our objective is to capture 2-3% of that market in the next few years. Our Simplex System, on which our SPOT satellite messenger products and services rely, covers approximately 60% of the world population. We intend to market our SPOT satellite messenger product and services aggressively in our overseas markets including South and Central America, Western Europe, and through independent gateway operators in their respective territories.

- SPOT Satellite Messenger Pricing

We intend the pricing for SPOT satellite messenger products and services to be extremely competitive. Annual service fees currently range from $99.99 to approximately $140.00 for our basic plan, and $149.98 to approximately $200.00 for plans with additional tracking capability. Retailers sell the equipment to end users at $149.99 to $280.00 per unit (subject to foreign currency rates) and determine subscription prices in their service areas.

We began commercial sales of SPOT satellite messenger products and services in November 2007, and the commercial success of these products and services cannot be assured. However, sales of SPOT satellite messenger products and services to date have shown that there is a viable market for affordable emergency and tracking functionality worldwide.

*Voice and Data Equipment*

We offer our services for use only with equipment designed to work on our network, which is typically sold to users in conjunction with an initial service plan. Our mobile phones, similar to ordinary cellular phones, are simple to use. In the fourth quarter of 2006, we began offering a new satellite-only GSP-1700 phone, which is an update to the GSP-1600. The GSP-1700 phone includes a user-friendly color LCD screen and a rugged, water resistant case available in multiple colors. The phones represent a significant improvement over earlier-generation equipment, and we believe that the advantages will drive increased adoption from prospective users as well as increased revenue from our existing subscribers as we launch our second-generation satellites. We also believe that the GSP-1700 is among the smallest, lightest and least- expensive satellite phones available. We are the only satellite network operator currently using the patented QUALCOMM CDMA technology that permits the selection of the strongest signal available. QUALCOMM will supply us with what we project will be a sufficient number of advanced mobile phone units and accessories and advanced data products to meet our expected demand through 2011.

*Data-Only Duplex Equipment QUALCOMM GSP-1720 Satellite Voice and Data Modem*

We introduced the GSP-1720 modem in the first half of 2007. The GSP-1720 is a satellite voice and data modem board with multiple antenna configurations and an enlarged set of commands for modem control and is smaller, less expensive and easier to operate than our previous product. We expect this board will be attractive to integrators because it has more user interfaces that are easily programmable, which makes it easier for value added resellers to integrate the satellite modem processing with the specific application (e.g., monitoring and controlling oil and gas pumps, monitoring and controlling electric power plants and more economically facilitating security and control monitoring of remote facilities).

**Customers**

The specialized needs of our global customers span many markets. Our system is able to offer our customers cost-effective communications solutions in areas underserved or unserved by existing telecommunications infrastructures. Although traditional users of wireless telephony and broadband data services have access to these services in developed locations, our targeted customers often operate or live in remote or under-developed regions where these services are not readily available or are not provided on a reliable basis.

Our top revenue generating markets in the United States and Canada are (i) government (including federal, state and local agencies), public safety and disaster relief, (ii) recreation and personal and (iii) maritime and fishing, comprising 26%, 16% and 7%, respectively, of our total subscribers in those regions at December 31, 2008. We also serve customers in the telecommunications, oil and gas, natural resources (mining and forestry), and construction and utilities markets, which together comprised approximately 20% of our total subscribers in the United States and Canada at December 31, 2008. We focus our attention on obtaining customers who will be long-term users of our services and products and who will generate high average revenue per user and, therefore, higher revenue growth.

None of our customers was responsible for more than 10% of our revenue in 2008, 2007 or 2006.

**Our Spectrum**

In most of the world, we were originally authorized to operate a wireless communications network via satellite in 27.85 MHz of radio spectrum comprised of two blocks of contiguous global radio frequencies. In the United States, the FCC reduced our assignment from 27.85 MHz to 25.225 MHz in November 2007. In October 2008, the FCC directed us to reduce our global spectrum usage by the same amount. We have appealed the FCC's decision reducing our U.S. assignment and have asked the FCC to reconsider its October 2008 decision applying its November 2007 decision outside the United States. See "Regulation—United States FCC Regulation." Most of our competitors only have access to spectrum frequencies regionally. Access to this global spectrum enables us to design satellites, network and terrestrial infrastructure enhancements cost effectively because the products and services can be deployed and sold worldwide. This broad spectrum assignment enhances our ability to capitalize on existing and emerging wireless and broadcast applications.

Because most of the desirable spectrum below 3GHz has already been allocated by the FCC or will be auctioned by the FCC for terrestrial wireless services, we believe there are limited options for new MSS spectrum allocations in the United States. The European Community and other countries are considering whether to authorize MSS service in the 2 GHz MSS spectrum. The FCC authorized ICO Global and TerreStar to operate in this band several years ago. Our spectrum location near the PCS bands should allow us to deploy cost effectively the terrestrial component of an ATC network by leveraging existing terrestrial wireless infrastructures and by adopting off-the-shelf infrastructure equipment to our spectrum bands. Further, we believe the ability of our current network to support ATC services allows us to introduce new services and capabilities before our competitors, who must first launch new satellites. To that end, we have entered into an agreement with Open Range Communications, Inc. which we believe will begin to deploy its ATC services in 2009. See "Ancillary Terrestrial Component (ATC)—ATC Opportunities." We are exploring selective opportunities with a variety of additional media and communication companies to capture the full potential of our spectrum and U.S. ATC license. See "Ancillary Terrestrial Component (ATC)."

The FCC has allocated a total of 40 MHz of spectrum at 2 GHz for mobile satellite services. This augments the mobile satellite services spectrum allocation at 1.6 and 2.4 GHz and 1.5 and 1.6 GHz. In 2001, we received a license to use a portion of this 2 GHz spectrum. In February 2003, the FCC's International Bureau cancelled our authorization based upon our alleged inability to meet future construction milestones and, in June 2004, the FCC affirmed this cancellation. We have asked for reconsideration of the cancellation although there can be no assurance that the FCC will reconsider it. See "Regulation—2 GHz Spectrum" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

**Domestic and Foreign Revenue**

We supply services and products to a number of foreign customers. Although most of our sales are denominated in U.S. dollars, we are exposed to currency risk for sales in Canada, Europe and Brazil. In 2008, approximately 40% of our sales were denominated in foreign currencies. For information on our revenue from sales to foreign and domestic customers, see Note 9 to our Consolidated Financial Statements in this Report.

**Our Network**

Our satellite network includes, at any given time, approximately 48 in-orbit operational low earth orbit satellites, plus in-orbit spares. The design of our orbital planes ensure that generally at least one satellite is visible from any point on the earth's surface between 70° north latitude to 70° south latitude. A gateway must be within line-of-sight of a satellite to provide services and we have positioned our gateways to cover most of the world's land and population. In response to the S-band degradation in our existing satellites, described elsewhere in this Report, we believe we have optimized the service availability of our duplex services, while seeking to maintain the reliability of our Simplex services, by creating a constellation that combines two different orbital configurations. Each satellite has a high degree of on-board subsystem redundancy, an on-board fault detection system and isolation and recovery for safe and quick risk mitigation. Our ability to reconfigure the orbital location of each satellite provides us with operating flexibility and continuity of service. The design of our space and ground control system facilitates the real time intervention and management of the satellite constellation and service upgrades via hardware and software enhancements.

In November 2006, we entered into a definitive contract with Thales Alenia Space to construct 48 satellites for our second-generation low-orbit satellite constellation and to provide launch-related and operations support services. In March 2007, we entered into an agreement with Thales Alenia Space for the construction of the Satellite Operations Control Centers, Telemetry Command Units and In Orbit Test Equipment for our second-generation satellite constellation. In September 2007, we entered into a contract with our Launch Provider for the launch of our second-generation satellites and certain pre- and post-launch services. Pursuant to the contract, our Launch Provider will make four launches of six satellites each, and we have the option to require our Launch Provider to make four additional launches of six satellites each. The contract price for the procurement of our second-generation satellite constellation and related launch services (excluding launch services for the second 24 satellites) is approximately $1.26 billion (the majority of which is denominated in Euros, at a weighted average conversion rate of €1.00=$1.3151) of which we spent $414.2 million through December 31, 2008.

In May 2008, we entered into a contract with Hughes Network Systems, LLC ("Hughes") under which Hughes will design, supply and implement the Radio Access Network ("RAN") ground network equipment and software upgrades for installation at a number of our satellite gateway ground stations and satellite interface chips to be a part of the User Terminal Subsystem (UTS) in our various next-generation devices. The total contract purchase price of approximately $100.8 million is payable in increments over a period of 40 months. We have the option to purchase additional RANs and other software and hardware improvements at pre-negotiated prices.

In October 2008, we signed an agreement with Ericsson Federal Inc. ("Ericsson"), a leading global provider of technology and services to telecom operators. According to the $22.7 million contract, Ericsson will work with us to develop, implement and maintain a ground interface, or core network, system that will be installed at our satellite gateway ground stations. The all Internet protocol (IP) based core network system is wireless 3G/4G compatible and will link our radio access network to the public-switched telephone network (PSTN) and/or Internet. We are currently designing the new core network system with Ericsson.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments."

Our satellites communicate with a network of 26 gateways, each of which serves an area of approximately 700,000 to 1,000,000 square miles. We own 13 of these gateways and the rest are owned by independent gateway operators. In addition to our satellites and 13 gateways, we have in storage spare parts for our gateways and our independent gateway operators' gateways, including antennas and gateway electronic equipment. We selectively replace parts as necessary, and anticipate that this supply will be sufficient to serve all of our gateway needs throughout the expected life of our existing satellite constellation and beyond the introduction of upgraded gateways designed and supplied by Hughes, which will begin delivering in 2011.

Each of our gateways has multiple antennas that communicate with our satellites and pass calls seamlessly between antenna beams and satellites as the satellites traverse the gateways, thereby reflecting the signals from our users' terminals to our gateways. Once a satellite acquires a signal from an end-user, the serving gateway authenticates the user and establishes the voice or data channel to complete the call to the public switched telephone network, to a cellular or another wireless network, or, in the case of a Simplex data call, to the internet.

We believe that our terrestrial gateways provide a number of advantages over the in-orbit switching used by our principal competitor, including better call quality and convenient regionalized local phone numbers for inbound calling. We also believe that our network's design, which relies on terrestrial gateways rather than in-orbit switching, enables faster and more cost-effective system maintenance and upgrades because the system's software and much of its hardware is based on the ground. Our multiple gateways allow us to reconfigure our system quickly to extend another gateway's coverage to make up some or all of the coverage of a disabled gateway or to handle increased call capacity resulting from surges in demand.

Our network uses QUALCOMM's patented CDMA technology to permit dynamic selection of the strongest available signals. Patented receivers in our handsets track the pilot channel or signaling channel as well as three additional communications channels simultaneously. Compared to other satellite and network architectures, we offer superior call clarity, virtually no discernable delay and, with satellites unaffected by the S-band antenna degradation, a low incidence of dropped calls. Our system architecture provides full frequency re-use. This maximizes diversity (which maximizes quality) and maximizes capacity as the assigned spectrum can be reused in every satellite beam in every satellite. Our network also works with internet protocol data for reliable transmission of IP messages. We have a long-standing relationship with QUALCOMM for the manufacture of our phone handsets and data terminals.

Although our network is CDMA-based, it is configured so that we can also support one or more other air interfaces that we select in the future. For example, we have developed a non-QUALCOMM proprietary CDMA technology for our Simplex data services. Because our satellites are essentially "mirrors in the sky," and all of our network's switches and hardware are located on the ground, we can easily and relatively inexpensively modify our ground hardware and software to use other wave forms to meet customer demands for new and innovative services and products. At this time, we are developing several inexpensive additional products and services which will operate in this manner.

**Gateway Acquisitions and Openings**

Effective January 1, 2006, we consummated the purchase of all of the issued and outstanding stock of Globalstar Americas Holding ("GAH"), Globalstar Americas Telecommunications ("GAT"), and Astral Technologies Investment Limited ("Astral"), collectively, the "GA Companies." The GA Companies owned assets, contract rights, and licenses to operate a satellite communications business in Panama, Nicaragua, Honduras, El Salvador, Guatemala, and Belize. The purchase of the GA Companies has enhanced our presence and coverage in Central America. We paid the $5.2 million purchase price for the GA Companies by issuing approximately 521,000 shares of our Common Stock to the selling stockholders of the GA Companies for the purchase price and interest. See Note 3 to our Consolidated Financial Statements in this Report.

In March 2008, we acquired an independent gateway operator that owns three gateways in Brazil for $6.5 million. We also incurred transaction costs of $0.3 million related to this acquisition. Again, we paid the purchase price primarily in our Common Stock. The acquisition allowed us to expand our coverage in South America and engage in discussions with potential partners to provide ATC-type services in Brazil. See Note 3 to our Consolidated Financial Statement in this Report. We are unable to predict the timing or cost of further acquisitions because independent gateway operations vary in size and value.

We have completed construction of a gateway in Singapore at a total cost of approximately $4.0 million. This gateway was fully operational for Simplex service in October 2008. We expect to introduce Duplex service when our second- generation constellation becomes operational.

We have entered into an agreement with Globaltouch (West Africa) Limited to construct and operate a gateway in Kaduna, Nigeria, for which Globaltouch has paid us $6.8 million of its $8.4 million purchase obligation. As of March 1, 2009, we had acquired 24% of the ordinary shares of Globaltouch for $1.8 million.

**Ancillary Terrestrial Component (ATC)**

***Background***

In February 2003, the FCC adopted rules that permit satellite service providers to establish ATC networks. ATC authorization enables the integration of a satellite-based service with terrestrial wireless services, resulting in a hybrid mobile satellite services/ATC network designed to provide advanced services and broad coverage throughout the United States. The ATC network would extend our services to urban areas and inside buildings where satellite services currently are impractical, as well as to rural and remote areas that lack terrestrial wireless services. We believe we are at the forefront of ATC development and expect to be among the first market entrants. For a description of the FCC's ATC rules and our authorization to provide ATC services, see "Regulation—United States FCC Regulation—ATC."

On April 10, 2008, the FCC issued a decision extending our ATC authorization from 11MHz to a total of 19.275 MHz of our spectrum, 7.775 MHz of which is in the L-band and 11.5 MHz is in the S-band. Outside the United States, other countries are implementing regulations to facilitate ATC services. We expect to pursue ATC licenses in jurisdictions such as Canada and the European Community.

In keeping with the FCC's decision, ATC services must be complementary or ancillary to mobile satellite services in an "integrated service offering," which can be achieved by using "dual-mode" devices capable of transmitting and receiving mobile satellite and ATC signals. Further, user subscriptions that include ATC services must also include mobile satellite services. Because of these requirements, the number of potential early stage competitors in providing ATC services is limited, as only mobile satellite services operators who are offering commercial satellite services can provide ATC services. At the time we commence ATC operations, we must meet, or secure from the FCC a waiver, of all of the FCC's authorization, or "gating" requirements, including having an operational in-orbit spare satellite.

***ATC Opportunities***

We believe we are uniquely positioned to benefit from the development of our ATC license given our existing in-orbit satellite fleet and ground stations and we expect to be the first to introduce these services. Unlike several of our competitors, who need to launch new satellites and build ground facilities, our existing constellation and our ground stations, with relatively minor modification, are technically capable of accommodating ATC operations. Even with high-bit rate applications, we believe that our network and spectrum are sufficient to meet the demanding band-width requirements of the current and next generation of wireless services.

We could offer the following terrestrial services, among others, with ATC:

- mobile voice
- mobile broadband data
- fixed broadband data
- voice over internet protocol, or VOIP
- multi-casting and broadcasting services for music and video

On October 31, 2007, we entered into an agreement with Open Range Communications, Inc., or Open Range, that permits Open Range to deploy service in certain rural geographic markets in the United States under our ATC authority. Open Range will use our spectrum to offer terrestrial wireless WiMAX services with a dual mode terrestrial/MSS terminal to over 500 rural American communities. Open Range will use our spectrum to offer dual mode mobile satellite based and terrestrial wireless WiMAX services to up to over 500 rural American communities. Under the agreement as amended, Open Range will have the right to use a portion of our spectrum within the United States and, if Open Range so elects, it can use the balance of our spectrum authorized for ATC services, to provide these services. Open Range has options to expand this relationship over the next six years, some of which are conditional upon Open Range electing to use all of the licensed spectrum covered by the agreement. Commercial availability is expected to begin in selected markets in 2009. See—"Management's Discussion and Analysis of Financial Conditions and Results of Operations—Overview."

On April 10, 2008, the FCC increased our ATC grant to a total of 19.275 MHz in our two frequency bands. The FCC's order is now final and effective. On May 16, 2008, we filed an application with the FCC to modify our authorization by adding additional wave forms. One of these is the time division duplex (TDD) WiMAX wave form that Open Range intends to deploy. Two parties, Iridium and Sprint Nextel, filed petitions to deny our application, and we and Open Range filed our oppositions to their petitions. On October 31, 2008, the FCC granted us the authority necessary to implement our agreement with Open Range but deferred a decision on waveforms other than WiMax. CTIA—The Wireless Industry Association petitioned the FCC to reconsider its decision and Iridium filed a petition for review in the U.S. Court of Appeals for the District of Columbia Circuit. At the FCC's request, the court is holding the appeal in abeyance pending the FCC's action on the petition for reconsideration.

Northern Sky Research has predicted that the ATC services market will account for 29% of in-service mobile satellite units and 16% of industry retail revenues by the end of 2010.

**Competition**

The global communications industry is highly competitive. We currently face substantial competition from other service providers that offer a range of mobile and fixed communications options. Our most direct competition comes from other global mobile satellite services providers. Our two largest global competitors are Inmarsat and Iridium. We compete primarily on the basis of coverage, quality, portability and pricing of services and products.

Inmarsat has been a provider of global communications services since 1982. Inmarsat owns and operates a fleet of geostationary satellites. Due to its multiple-satellite geostationary system, Inmarsat's coverage area extends and covers most bodies of water more completely than we do. Accordingly, Inmarsat is the leading provider of satellite communications services to the maritime sector. Inmarsat also offers global land-based and aeronautical communications services. Inmarsat generally does not sell directly to customers. Rather, it markets its products and services principally through a variety of distributors, including Stratos Global Corporation, Telenor Satellite Services, Vizada (formerly France Telecom Mobile Satellite), KDDI Corporation and The SingTel Group, who, in most cases, sell to additional downstream entities who sell to the ultimate customer. We compete with Inmarsat in several key areas, particularly in our maritime markets. We believe that the size and functionality of our mobile handsets and data devices are superior to Inmarsat's fixed units, which tend to be significantly bulkier and more cumbersome to operate. In addition, our products generally are substantially less expensive than those of Inmarsat.

Iridium owns and operates a fleet of low earth orbit satellites that is similar to our network of satellites. Iridium entered into bankruptcy protection in March 2000 and was out of service from March 2000 to January 2001. Since Iridium emerged from bankruptcy in 2001, we have faced increased competition from Iridium in some of our target markets. Iridium provides data and voice services at rates of up to 2.4 Kbps, which is approximately 25% of our uncompressed speed. In September 2008, GHL Acquisition Corp. ("GHQ") and Iridium Holdings LLC signed an agreement under which GHQ will acquire the parent company of Iridium subject to shareholder and regulatory approvals. We have filed an objection to the acquisition with the FCC.

We compete with regional mobile satellite communications services in several markets. In these cases, our competitors serve customers who require regional, not global, mobile voice and data services, so our competitors present a viable alternative to our services. All of these competitors operate geostationary satellites. Our regional mobile satellite services competitors currently include Thuraya, principally in the Middle East and Africa; ACeS (now operated by Inmarsat) in Asia; SkyTerra (formerly MSV) and SkyTerra (Canada), Inc. (formerly Mobile Satellite Ventures Canada) in the Americas; and Optus MobileSat in Australia.

In some of our markets, such as rural telephony, we compete directly or indirectly with very small aperture terminal operators that offer communications services through private networks using very small aperture terminals or hybrid systems to target business users. Very small aperture terminal operators have become increasingly competitive due to technological advances that have resulted in smaller, more flexible and cheaper terminals.

We compete indirectly with terrestrial wireline (landline) and wireless communications networks. We provide service in areas that are inadequately covered by these ground systems. To the extent that terrestrial communications companies invest in underdeveloped areas, we will face increased competition in those areas. We believe that local telephone companies currently are reluctant to invest in new switches and landlines to expand their networks in rural and remote areas due to high costs and to decreasing demand and subscriber line loss associated with wireless telephony. Many of the underdeveloped areas are sparsely populated so it would be difficult to generate the necessary returns on the capital expenditures required to build terrestrial wireless networks in such areas. We believe that our solutions offer a cost-effective and reliable alternative to ground-based wireline and wireless systems and that continued growth and utilization will allow us to further lower costs to consumers.

With the launch of the SPOT satellite messenger, we created a new product category by combining a GPS receiver with a multi-featured satellite transmitter. The SPOT satellite messenger can send a user's GPS coordinates and status to others for tracking, notification of "OK" or "HELP" status, or to alert emergency responders. We compete indirectly with Personal Locator Beacons (PLBs). A variety of manufacturers, including ACR Electronics and McMurdo, offer PLBs to an industry specification. PLBs provide only emergency response services via the COSPAS-SARSAT satellite system, and therefore do not assess any service fees. Currently, PLB hardware is considerably more expensive than SPOT satellite messenger hardware.

Our industry has significant barriers to entry, including the cost and difficulty associated with obtaining spectrum licenses and successfully building and launching a satellite network. In addition to cost, there is a significant amount of lead-time associated with obtaining the required licenses, designing and building the satellite constellation and synchronizing the network technology. We will continue to face competition from Inmarsat and Iridium and other businesses that have developed global mobile satellite communications services in particular regions. We will also face competition from incipient mobile satellite ATC services providers, such as TerreStar and ICOGlobal, who are currently designing a core satellite operating business and a terrestrial component around their spectrum holdings.

## Regulation

### United States FCC Regulation

*Mobile Satellite Services Spectrum and Satellite Constellation.*

Our satellite constellation and four U.S. gateways are licensed by the FCC. Our system is sometimes called a "Big LEO" (for "low earth orbit") system.

Prior to November 9, 2007, we held regulatory authorization for two pairs of frequencies on our current system: user links (from the user to the satellites, and vice versa) in the 1610 - 1621.35 and 2483.5 - 2500 MHz bands and feeder links (from the gateways to the satellites, and vice versa) in the 5091 - 5250 and 6875 - 7055 MHz bands. On November 9, 2007, the FCC released a Second Order on Reconsideration, Second Report and Order and Notice of Proposed Rulemaking. In the Report and Order ("R&O") portion of the decision, the FCC effectively decreased the L-band spectrum available to us while increasing the L-band spectrum available to Iridium by 2.625 MHz. On February 5, 2008, we filed a notice of appeal of the FCC's decision in the U.S. Court of Appeals for the D.C. Circuit. The court heard oral argument on February 17, 2009, and should issue a decision later in 2009.

In a related matter, on October 15, 2008, the FCC interpreted its November 7, 2007 decision as applying to our service globally, not only in the United States where the FCC has jurisdiction. The FCC invited us to file a request for waiver of its decision where the decision would cause unusual hardship, and we have done so. We have also petitioned the FCC to reconsider its interpretation. We cannot predict when, or if, the FCC will act on our waiver request and petition.

The FCC authorizes the operation of our satellite constellation and our gateways and mobile phones in the United States. We will need FCC approval for the operation of our second-generation constellation, but we believe this approval will be routine. Gateways outside the United States are licensed by the respective national authorities; these licenses are held by our foreign subsidiaries or the independent gateway operators.

Three of our subsidiaries hold our FCC licenses. Globalstar Licensee LLC holds our mobile satellite services license. GUSA Licensee LLC ("GUSA"), is authorized by the FCC to distribute mobile and fixed subscriber terminals and to operate gateways in the United States. GUSA also holds the licenses for our gateways in Texas, Florida and Alaska. Another subsidiary, GCL Licensee LLC ("GCL"), holds an FCC license to operate a gateway in Puerto Rico. GCL is also subject to regulation by the Puerto Rican regulatory agency.

*ATC.*

In January 2006, the FCC granted our application to add an ATC service to our existing mobile satellite services. ATC authorization enables the integration of a satellite-based service with terrestrial wireless services, resulting in a hybrid mobile satellite services/ATC network designed to provide advanced services and ubiquitous coverage throughout the United States. The FCC regulates mobile satellite services operators' ability to provide ATC-related services, and our authorization is predicated on compliance with and achievement of various "gating criteria" adopted by the FCC in February 2003 and summarized below.

- The mobile satellite services operator must demonstrate that its satellites are capable of providing substantial satellite service to all 50 states, Puerto Rico and the U.S. Virgin Islands and that its network can offer commercial mobile satellite services service to subscribers throughout that area. A mobile satellite services operator can provide ATC services only within its satellite footprint and within its assigned spectrum.
- Mobile satellite services and ATC services must be fully integrated either by supplying subscribers with dual-mode mobile satellite services/ATC devices or otherwise showing that the ATC service is substantially integrated with the mobile satellite services service.
- Companies, including our company, that operate low earth orbit constellations must maintain an in-orbit spare satellite at the time that they initiate ATC service.
- The mobile satellite services operator may not offer terrestrial-only subscriptions.

In April 2008, the FCC granted, in part, our petition to use all of our remaining spectrum for ATC services. We are now authorized to provide ATC over an aggregate 19.275 MHz of our licensed spectrum, including the portion of our S-band between 2483.5 and 2495 MHz and in the portion of the L-band that we do not share with Iridium.

*2 GHz Spectrum.*

On July 17, 2001, the FCC granted Old Globalstar and seven other applicants authorizations to construct, launch and operate mobile satellite services systems in the 2 GHz mobile satellite services band, subject to strict milestone requirements. In the case of foreign-licensed applicants, the FCC "reserved" spectrum but required the foreign applicants to meet the same milestones as the domestic applicants. On July 17, 2002, Old Globalstar requested the FCC to grant certain waivers of later milestones. On January 30, 2003, the FCC's International Bureau denied our waivers and declared the 2 GHz license to be null and void. In June 2004, the FCC declined to reverse that decision, and we requested reconsideration, which request remains pending. Subsequently, all but two of the other licensees (TerreStar Networks, Inc., a Canadian company licensed by Industry Canada, and ICO Global Communications, a company licensed in the U.K.) either surrendered their licenses or had them cancelled.

On December 9, 2005, the FCC decided to reserve all of the 40 MHz allocation for TerreStar and ICO Global Communications, both of which are non-U.S. corporations, although the reservation was made expressly subject to the outcome of our request for reconsideration of the invalidation of our 2 GHz license. It is unlikely that the FCC will reverse its decision; however, we do not believe that our existing operations or plans for the introduction of ATC services or for a second-generation satellite constellation will be adversely impacted if the 2 GHz license is not reinstated.

*Spectrum Sharing.*

In July 2004, the FCC issued a decision giving Iridium shared access to the 1618.25 - 1621.35 MHz portion of our 1610 - 1621.35 MHz band and requested comments on whether it should require us to share an additional 2.25 MHz of spectrum with Iridium. In shared spectrum, we and Iridium are "co-primary" for uplink usage, but we retain priority and are "primary" with respect to the downlink usage in this band. We opposed any further sharing and requested reconsideration of certain portions of this decision, including the specific frequencies that must be shared with Iridium and the technical requirements that will govern the sharing. Iridium sought to extend the sharing over an additional 2.25 MHz of our spectrum, which we vigorously opposed. On November 9, 2007, the FCC issued a Second Order on Reconsideration changing our and Iridium's assignments. We and Iridium each now have access to 7.775 MHz of unshared spectrum, and we share 0.950 MHz of spectrum in the center of the band. The FCC expects us and Iridium to reach a mutually acceptable coordination agreement in the shared portion. On February 5, 2008, we filed a notice of appeal of the FCC's decision in the U.S. Court of Appeals for the D.C. Circuit. Oral argument took place on February 17, 2009. On October 15, 2008, the FCC released an Order of Modification ("Order") modifying both our and Iridium's satellite constellation licenses consistent with its Second Report. The FCC's Order, which was effective December 14, 2008, reduces our spectrum assignment not only in the United States but globally. The FCC invited us to file applications for waiver of the Order in the event that the Order would cause particular hardship which we have done. We have also petitioned the FCC to reconsider its decision.

Also in the July 2004 decision, the FCC required us to share the 2496 - 2500 MHz portion of our downlink spectrum with certain Broadband Radio Service fixed wireless licensees and with about 100 "grandfathered" Broadcast Auxiliary Service licensees. We expect the latter to be relocated out of the band in the relatively near future. Although we and others requested reconsideration of certain of the rules that will govern our sharing with these Broadband Radio Service and Broadcast Auxiliary Service licensees, the FCC affirmed this portion of its decision in an order issued in April 2006. Certain parties have filed further requests with the FCC for reconsideration of this decision, which we have opposed. In addition, on July 21, 2006, Sprint Nextel Corporation ("Sprint Nextel") one of the largest Broadband Radio Service licensees, filed an appeal of the FCC's decision to relocate them to the 2496-2500 MHz band with the U.S. Court of Appeals for the D.C. Circuit. The court is holding the case in abeyance pending the FCC's decision on reconsideration.

**International Coordination**

Our system operates in frequencies which were allocated on an international basis for mobile satellite services user links and mobile satellite services feeder links. We are required to engage in international coordination procedures with other proposed mobile satellite services systems under the aegis of the International Telecommunications Union. We believe that we have met all of our obligations to coordinate our system.

## National Regulation of Service Providers

In order to operate gateways, the independent gateway operators and our affiliates in each country are required to obtain a license from that country's telecommunications regulatory authority. In addition, the gateway operator must enter into appropriate interconnection and financial settlement agreements with local and interexchange telecommunications providers. All 26 gateways which we and the independent gateway operators operate are licensed. An independent gateway operator in South Africa, Vodacom, was unable to secure a license to activate and operate the gateway in that country and turned the gateway over to Telkom, the South African telephone company, in settlement of debts. We have initiated efforts to reestablish the business in South Africa through our own subsidiary. In January 2009, we obtained new operating licenses that allow us to provide a broad array of services in South Africa. However, we expect to do so with or through a local telecommunications company, which we have not yet arranged

Our subscriber equipment generally must be type certified in countries in which it is sold or leased. The manufacturers of the equipment and our affiliates or the independent gateway operators are jointly responsible for securing type certification. Thus far, our equipment has received type certification in each country in which that certification was required.

## United States International Traffic in Arms Regulations

The United States International Traffic in Arms regulations under the United States Arms Export Control Act authorize the President of the United States to control the export and import of articles and services that can be used in the production of arms. The President has delegated this authority to the U.S. Department of State, Directorate of Defense Trade Controls. Among other things, these regulations limit the ability to export certain articles and related technical data to certain nations. Some information involved in the performance of our operations falls within the scope of these regulations. As a result, we may have to obtain an export authorization or restrict access to that information by international companies that are our vendors or service providers. We have received and expect to continue to receive export licenses for our telemetry and control equipment located outside the United States and for providing technical data to our Launch Provider and the developers of our next generation of satellites.

## Environmental Matters

We are subject to various laws and regulations relating to the protection of the environment and human health and safety (including those governing the management, storage and disposal of hazardous materials). Some of our operations require continuous power supply. As a result, current and historical operations at our ground facilities, including our gateways, include storing fuel and batteries, which may contain hazardous materials, to power back-up generators. As an owner or operator of property and in connection with our current and historical operations, we could incur significant costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or in connection with liabilities under environmental laws and regulations.

## Additional Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. The SEC maintains an internet site that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including Globalstar) file electronically with the SEC. Our electronic SEC filings are available to the public at the SEC's internet site, *www.sec.gov*.

We make available free of charge financial information, news releases, SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC, on our website at *www.globalstar.com*. The documents available on, and the contents of, our website are not incorporated by reference into this Report.

## MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our Common Stock has been quoted on The NASDAQ Global Select Market under the symbol "GSAT" since November 2, 2006. Prior to that time, there was no public market for our stock. The following table sets forth the closing high and low prices of our Common Stock as reported by The NASDAQ Global Select Market for the period indicated:

| Quarter Ended: | High | Low |
|---|---|---|
| March 31, 2007 | $14.68 | $9.75 |
| June 30, 2007 | $11.20 | $9.05 |
| September 30, 2007 | $12.10 | $7.33 |
| December 31, 2007 | $9.84 | $6.39 |
| March 31, 2008 | $9.05 | $6.50 |
| June 30, 2008 | $7.59 | $2.79 |
| September 30, 2008 | $3.20 | $1.55 |
| December 31, 2008 | $1.75 | $0.15 |

As of March 6, 2009, we had 310 holders of record of our Common Stock. We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

## SELECTED FINANCIAL DATA

The following table presents our selected historical consolidated financial information and other data for the last five years, and as of December 31, 2008, 2007, 2006, 2005 and 2004. Our selected historical consolidated financial data for the years ended December 31, 2005 and 2004 and as of December 31, 2005 and 2004 has been derived from our audited consolidated balance sheets as of those dates, which are not included in this Report.

You should read the selected historical consolidated financial data set forth below together with our Consolidated Financial Statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included in this Report. The selected historical consolidated financial data set forth below are not necessarily indicative of the results of future operations.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | (Dollars in thousands, except per share data, average monthly revenue per unit and average monthly churn rate) | | | | |
| **Statement of Operations Data:** | | | | | |
| **Revenue:** | | | | | |
| Service revenue | $ 61,794 | $ 78,313 | $ 92,037 | $ 81,472 | $ 57,927 |
| Subscriber equipment sales(1) | 24,261 | 20,085 | 44,634 | 45,675 | 26,441 |
| Total revenue | 86,055 | 98,398 | 136,671 | 127,147 | 84,368 |
| **Operating Expenses:** | | | | | |
| Cost of services (exclusive of depreciation and amortization shown separately below) | 37,132 | 27,775 | 28,091 | 25,432 | 25,208 |
| Cost of subscriber equipment sales: | | | | | |
| Cost of subscriber equipment sales(2) | 17,921 | 13,863 | 40,396 | 38,742 | 23,399 |
| Cost of subscriber equipment sales—Impairment of assets | 405 | 19,109 | 1,943 | — | — |
| Total cost of subscriber equipment sales | 18,326 | 32,972 | 42,339 | 38,742 | 23,399 |
| Marketing, general and administrative | 61,351 | 49,146 | 43,899 | 37,945 | 32,151 |
| Restructuring | — | — | — | — | 5,078 |
| Depreciation and amortization | 26,956 | 13,137 | 6,679 | 3,044 | 1,959 |
| Impairment of assets | — | — | — | 114 | 114 |
| Total operating expenses | 143,765 | 123,030 | 121,008 | 105,277 | 87,909 |
| **Operating Income (Loss)** | (57,710) | (24,632) | 15,663 | 21,870 | (3,541) |
| Gain on extinguishment of debt | 49,042 | — | — | — | — |
| Interest income | 4,713 | 3,170 | 1,172 | 242 | 58 |
| Interest expense(3) | (5,733) | (9,023) | (587) | (269) | (1,382) |
| Interest rate derivative loss | (3,259) | (3,232) | (2,716) | — | — |
| Other | (4,497) | 8,656 | (3,980) | (622) | 921 |
| Total other income (expense) | 40,266 | (429) | (6,111) | (649) | (403) |
| Income (loss) before income taxes | (17,444) | (25,061) | 9,552 | 21,221 | (3,944) |
| Income tax expense (benefit) | (2,283) | 2,864 | (14,071) | 2,502 | (4,314) |
| **Net Income (Loss)** | $ (15,161) | $ (27,925) | $ 23,623 | $ 18,719 | $ 370 |

| Balance Sheet Data: | As of December 31, 2008 | As of December 31, 2007 | As of December 31, 2006 | As of December 31, 2005 | As of December 31, 2004 |
|---|---|---|---|---|---|
| | | | (In Thousands) | | |
| Cash and cash equivalents | $ 12,357 | $ 37,554 | $ 43,698 | $ 20,270 | $ 13,330 |
| Restricted cash(4) | $ 57,884 | $ 80,871 | $ 52,581 | $ — | $ — |
| Total assets | $ 808,234 | $ 512,975 | $ 331,701 | $ 113,545 | $ 63,897 |
| Long-term debt | $ 238,345 | $ 50,000 | $ 417 | $ 631 | $ 3,278 |
| Redeemable common stock | $ — | $ — | $ 4,949 | $ — | $ — |
| Ownership equity | $ 436,753 | $ 405,544 | $ 260,697 | $ 71,430 | $ 40,421 |

(1) Includes related party sales of $0, $59, $3,423 and $440 for the years ended December 31, 2008, 2007, 2006 and 2005, respectively.

(2) Includes costs of related party sales of $0, $46, $3,041 and $314 for the years ended December 31, 2008, 2007, 2006 and 2005, respectively.

(3) Includes related party amounts of $0, $83, $0 and $176 for the years ended December 31, 2008, 2007, 2006 and 2005, respectively.

(4) Restricted cash is comprised of funds held in escrow by two financial institutions to secure our payment obligations related to (i) our contract for the construction of the second-generation satellite constellation and (ii) the next five semi-annual interest payments on our 5.75% Senior Convertible Notes.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Consolidated Financial Statements and notes thereto in this Report.

### Overview

We are a provider of mobile voice and data communication services via satellite. Our communications platform extends telecommunications beyond the boundaries of terrestrial wireline and wireless telecommunications networks to serve our customer's desire for connectivity. Using in-orbit satellites and ground stations, which we call gateways, we offer voice and data communications services to government agencies, businesses and other customers in over 120 countries.

In early 2002, Old Globalstar and three of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. We were formed in Delaware in November 2003 for the purpose of acquiring substantially all the assets of Old Globalstar and its subsidiaries. With Bankruptcy Court approval, we acquired Old Globalstar's assets and assumed certain of its liabilities in a two-step transaction, with the first step completed on December 5, 2003, and the second step on April 14, 2004 (the "Reorganization"). On January 1, 2006, we elected to be taxed as a C corporation, and on March 17, 2006, we converted from a Delaware limited liability company to a Delaware corporation.

*Going Concern.* We currently lack sufficient resources to fund the procurement and deployment of our second-generation constellation and other related construction costs and our on-going operations, which are currently generating negative cash flows. Due to the worldwide economic crisis and the tight credit market, obtaining suitable additional financing remains challenging. Our registered public accounting firm's audit report on our Consolidated Financial Statements as of December 31, 2008, and for the year then ended includes a "going concern" explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern. The "going concern" explanatory paragraph reflects substantial doubt about our ability to obtain this financing in a timely manner.

We have initiated plans to improve our liquidity by seeking a combination of debt and equity funding to procure and deploy our second-generation constellation and related ground infrastructure as well as to fund our current operations. Our plans also include restructuring our operations by seeking to reduce costs in underperforming markets and consolidate resources around the world to operate our network more efficiently. We have also undertaken a plan to market aggressively our Simplex based products, including the SPOT personal satellite messenger, to generate incremental cash flow from operations. If our plans are successful, we believe we will have sufficient liquidity to finance the anticipated costs to procure and deploy the second-generation constellation and related ground infrastructure costs and to fund our current operations for at least the next 12 months. However, the successful execution of our plans is dependent upon many factors, some of which are beyond our control. We cannot assure you that any portion of our plans will be achieved. If we fail to obtain the necessary additional financing in a timely manner, the procurement and deployment of our second-generation satellite constellation, related construction costs and our ongoing operations will be materially adversely impacted.

On March 25, 2009, we announced that Coface, the export credit agency acting on behalf of the French government, has agreed to provide long-term credit insurance in support of a proposed $574 million credit facility to be extended to us by a syndicate of banks. Banks who have received initial credit committee approvals in relation to the credit facility, which will bear interest at approximately 6.3%, include PNB Paribas, Natixis and Societe Generale. The credit facility and our receipt of funding are subject to final documentation and closing conditions, and there can be no assurance that any closing will occur.

The principal closing conditions include the conversion into equity at closing of the senior secured term and revolving credit facility loans to us from Thermo Funding and our receipt of additional equity and contingent equity in an amount of approximately $100 million, most of which is expected to be provided by Thermo Funding.

*Material Trends and Uncertainties.* Our satellite communications business, by providing critical mobile communications to our subscribers, serves principally the following markets: government, public safety and disaster relief; recreation and personal; oil and gas; maritime and fishing; natural resources, mining and forestry; construction; utilities; and transportation. Our industry has been growing as a result of:

- favorable market reaction to new pricing plans with lower service charges;
- awareness of the need for remote communication services;

- increased demand for communication services by disaster and relief agencies and emergency first responders;
- improved voice and data transmission quality;
- a general reduction in prices of user equipment; and
- innovative data products and services.

Nonetheless, as further described under "Risk Factors," we face a number of challenges and uncertainties, including:

- *Financial resources and liquidity.* We currently lack sufficient funds to fulfill our commitments for capital expenditures and support our current operations. See "Going Concern" above.

- *The economy.* The current recession and its effects on credit markets and consumer spending is adversely affecting both sales of our products and services and our ability to obtain the additional financing necessary to fund our capital expenditures and current operations.

- *Constellation life and health.* Our current satellite constellation is aging. We successfully launched our eight spare satellites in 2007. All of our satellites launched prior to 2007 have experienced various anomalies over time, one of which is a degradation in the performance of the solid-state power amplifiers of the S-band communications antenna subsystem (our "two-way communication issues"). The S-band antenna provides the downlink from the satellite to a subscriber's phone or data terminal. Degraded performance of the S-band antenna amplifiers reduces the availability of two-way voice and data communication between the affected satellites and the subscriber and may reduce the duration of a call. When the S-band antenna on a satellite ceases to be functional, two-way communication is impossible over that satellite, but not necessarily over the constellation as a whole. We continue to provide two-way subscriber service because some of our satellites are fully functional but at certain times in any given location it may take longer to establish calls and the average duration of calls may be reduced. There are periods of time each day during which no two-way voice and data service is available at any particular location. The root cause of our two-way communication issues is unknown, although we believe it may result from irradiation of the satellites in orbit caused by the space environment at the altitude that our satellites operate.

  The decline in the quality of two-way communication does not affect adversely our one-way Simplex data transmission services, including our SPOT satellite messenger products and services, which utilize only the L-band uplink from a subscriber's Simplex terminal to the satellites. The signal is transmitted back down from the satellites on our C-band feeder links, which are functioning normally, not on our S-band service downlinks.

  We continue to work on plans, including new products and services and pricing programs to mitigate the effects of reduced service availability upon our customers and operations. Among other things, we requested Thales Alenia Space to present a four-part sequential plan for accelerating delivery of the initial 24 satellites of our second-generation constellation by up to four months. To date, we have accepted the first two portions of this plan.

- *Competition and pricing pressures.* We face increased competition from both the expansion of terrestrial-based cellular phone systems and from other mobile satellite service providers. For example, Inmarsat plans to commence offering satellite services to handheld devices in the United States in 2009, and several competitors, such as ICO Global, are constructing or have launched geostationary satellites that provide mobile satellite service. Increased numbers of competitors, and the introduction of new services and products by competitors, increases competition for subscribers and pressures all providers, including us, to reduce prices. Increased competition may result in loss of subscribers, decreased revenue, decreased gross margins, higher churn rates, and, ultimately, decreased profitability and cash.

- *Technological changes.* It is difficult for us to respond promptly to major technological innovations by our competitors because substantially modifying or replacing our basic technology, satellites or gateways is time-consuming and very expensive. Approximately 79% of our total assets at December 31, 2008 represented fixed assets. Although we plan to procure and deploy our second-generation satellite constellation and upgrade our gateways and other ground facilities, we may nevertheless become vulnerable to the successful introduction of superior technology by our competitors.

- *Capital expenditures.* We have incurred significant capital expenditures during 2007 and 2008 and we expect to incur additional significant expenditures through 2013 under the following commitments:

  - We estimate that procuring and deploying our second-generation satellite constellation and upgrading our gateways and other ground facilities will cost approximately $1.26 billion (at a weighted average conversion rate of €1.00=$1.3151 and excluding launch costs for the second 24 satellites, internal costs and capitalized interest), which we expect will be reflected in capital expenditures through 2013. The following obligations are included in this amount:

  - In November, 2006, we entered into a contract with Thales Alenia Space for the construction of our second-generation constellation. The total contract price, including subsequent additions, will be approximately €670.3 million (approximately $931.1 million at a weighted average conversion rate of €1.00 = $1.3891 at December 31, 2008, including approximately €146.8 million which was paid by us in U.S. dollars at a fixed conversion rate of €1.00 = $1.2940). We have made payments in the amount of approximately €258.1 million (approximately $347.5 million) through December 31, 2008 under this contract. At our request, Thales Alenia Space has presented to us a four-part sequential plan for accelerating delivery of the initial 24 satellites by up to four months. The expected cost of this acceleration will range from approximately €6.7 million to €13.4 million ($9.4 million to $18.9 million at € 1.00 = $1.4097 at December 31, 2008). In 2007, we accepted the first two portions of the Thales four-part sequential acceleration plan with an additional cost of €4.1 million ($5.9 million at €1.00 = $1.4499).

  - In March 2007, we entered into a €9.2 million (approximately $13.1 million at a weighted average conversion rate of €1.00 = $1.4252) agreement with Thales Alenia Space for the construction of the Satellite Operations Control Centers, Telemetry Command Units and In Orbit Test Equipment (collectively, the "Control Network Facility") for our second-generation satellite constellation. We have made aggregate payments under this contract of approximately €6.7 million (approximately $9.9 million) through December 31, 2008.

  - In September, 2007, we entered into a contract with our Launch Provider for the launch of our second-generation satellites and certain pre and post-launch services. Pursuant to the contract, our Launch Provider will make four launches of six satellites each, and we have the option to require our Launch Provider to make four additional launches of six satellites each. The total contract price for the first four launches is $216.1 million. On July 5, 2008, we amended our agreement with our Launch Provider for the launch of our second-generation satellites and certain pre and post-launch services. Under the amended terms, we can defer payment on up to 75% of certain amounts due to the Launch Provider. The deferred payments will incur annual interest at 8.5% to 12% and become payable one month before the corresponding launch date. We have made aggregate payments under this contract of approximately $26.3 million through December, 31, 2008.

  - On May 14, 2008, we entered into a contract with Hughes under which Hughes will design, supply and implement the Radio Access Network ("RAN") ground network equipment and software upgrades for installation at a number of our satellite gateway ground stations and satellite interface chips to be a part of the User Terminal Subsystem (UTS) in our various next-generation devices. The total contract purchase price of approximately $100.8 million is payable in various increments over a period of 40 months. We have the option to purchase additional RANs and other software and hardware improvements at pre-negotiated prices. We have made aggregate payments under this contract of approximately $5.4 million through December 31, 2008. We expensed $1.8 million of these payments and capitalized $3.6 million as second-generation ground component.

  - On October 8, 2008, we signed an agreement with Ericsson Federal Inc., a leading global provider of technology and services to telecom operators. According to the $22.7 million contract, Ericsson will work with us to develop, implement and maintain a ground interface, or core network, system that will be installed at our satellite gateway ground stations. The all Internet protocol (IP) based core network system is wireless 3G/4G compatible and will link our radio access network to the public-switched telephone network (PSTN) and/or Internet. Design of the new core network system is now underway.

- We have completed construction of a gateway in Singapore at a total cost of approximately $4.0 million. This gateway was fully operational for Simplex service in October 2008. We expect to introduce Duplex service when our second- generation satellite constellation becomes operational.

See "Going Concern" and "Liquidity and Capital Resources" for a discussion of our requirements and resources for funding these capital expenditures.

- *Introduction of new products.* We work continuously with the manufacturers of the products we sell to offer our customers innovative and improved products. Virtually all engineering, research and development costs of these new products are paid by the manufacturers. However, to the extent the costs are reflected in increased inventory costs to us, and we are unable to raise our prices to our subscribers correspondingly, our margins and profitability would be reduced.

  *Simplex Products (Personal Tracking Services and Emergency Messaging).* In early November 2007, we introduced the SPOT satellite messenger, aimed at attracting both the recreational and commercial markets that require personal tracking, emergency location and messaging solutions for users that require these services beyond the range of traditional terrestrial and wireless communications. Using the Globalstar Simplex network and web-based mapping software, this device provides consumers with the capability to trace or map the location of the user on Google Maps™. The product enables users to transmit messages to specific preprogrammed email addresses, phone or data devices, and to request assistance in the event of an emergency. We are continuing to work on second-generation SPOT-like applications.

- SPOT Satellite Messenger Addressable Market

  We believe the addressable market for our SPOT satellite messenger products and services in North America alone is approximately 50 million units primarily made up of outdoor enthusiasts. Our objective is to capture 2-3% of that market in the next few years. The reach of our Simplex System, on which our SPOT satellite messenger products and services rely, covers approximately 60% of the world population. We intend to market our SPOT satellite messenger products and services aggressively in our overseas markets including South and Central America, Western Europe, and through independent gateway operators in their respective territories.

- SPOT Satellite Messenger Pricing

  We intend the pricing for SPOT satellite messenger products and services and equipment to be very attractive in the consumer marketplace. Annual service fees, depending whether they are for domestic or international service, currently range from $99.99 to approximately $140.00 for our basic level plan, and $149.98 to approximately $200.00 with additional tracking capability. The equipment is sold to end users at $149.99 to approximately $280.00 per unit (subject to foreign currency rates). Our distributors set their own retail prices for SPOT satellite messenger equipment and service.

- SPOT Satellite Messenger Distribution

  We are distributing and selling our SPOT satellite messenger through a variety of existing and new distribution channels. We have signed distribution agreements with a number of "Big Box" retailers and other similar distribution channels including Amazon.com, Bass Pro Shops, Best Buy Canada, Big 5 Sporting Goods, Big Rock Sports, Cabela's, Campmor, Costco, Joe's Sport, London Drug, Outdoor and More, Gander Mountain, REI, Sportsman's Warehouse, The Source by Circuit City dealers, Wal-Mart.com, West Marine, DBL Distribution, D.H. Distributions, and CWR Electronics. We currently sell SPOT satellite messenger products through approximately 7,500 distribution points and expect to reach 10,000 in 2009. We also sell directly using our existing sales force into key vertical markets and through our direct e-commerce website (*www.findmespot.com*).

SPOT satellite messenger products and services have been introduced only recently and their commercial introduction and their commercial success cannot be assured.

- *Fluctuations in interest and currency rates.* Debt under our credit agreement bears interest at a floating rate. Therefore, increases in interest rates will increase our interest costs if debt is outstanding. A substantial portion of our revenue (40% for the year ended December 31, 2008) is denominated in foreign currencies. In addition, a substantial majority of our obligations under the contracts for our second-generation constellation and related control network facility are denominated in Euros. Any decline in the relative value of the U.S. dollar may adversely affect our revenues and increase our capital expenditures. See "Quantitative and Qualitative Disclosures about Market Risk" for additional information.

- *Ancillary Terrestrial Component (ATC).* ATC is the integration of a satellite-based service with a terrestrial wireless service resulting in a hybrid mobile satellite service. The ATC network would extend our services to urban areas and inside buildings in both urban and rural areas where satellite services currently are impractical. We believe we are at the forefront of ATC development and expect to be the first market entrant through our contract with Open Range described below. In addition, we are considering a range of options for rollout of our ATC services. We are exploring selective opportunities with a variety of media and communication companies to capture the full potential of our spectrum and U.S. ATC license.

  On October 31, 2007, we entered into an agreement with Open Range Communications, Inc. that permits Open Range to deploy service in certain rural geographic markets in the United States under our ATC authority. Open Range will use our spectrum to offer dual mode mobile satellite based and terrestrial wireless WiMAX services to over 500 rural American communities. On December 2, 2008, we amended our agreement with Open Range. The amended agreement reduced our preferred equity commitment to Open Range from $5 million to $3 million (which investment was made in the form of bridge loans that converted into preferred equity at the closing of Open Range's equity financing). Under the agreement as amended, Open Range will have the right to use a portion of our spectrum within the United States and, if Open Range so elects, it can use the balance of our spectrum authorized for ATC services, to provide these services. Open Range has options to expand this relationship over the next six years, some of which are conditional upon Open Range electing to use all of the licensed spectrum covered by the agreement. Commercial availability is expected to begin in selected markets in 2009. The initial term of the agreement of up to 30 years is co-extensive with our ATC authority and is subject to renewal options exercisable by Open Range. Either party may terminate the agreement before the end of the term upon the occurrence of certain events, and Open Range may terminate it at any time upon payment of a termination fee that is based upon a percentage of the remaining lease payments. Based on Open Range's business plan used in support of its $267 million loan under a federally authorized loan program, the fixed and variable payments to be made by Open Range over the initial term of 30 years indicate a value for this agreement between $0.30—$0.40/MHz/POP. Open Range satisfied the conditions to implementation of the agreement on January 12, 2009 when it completed its equity and debt financing, consisting of a $267 million broadband loan from the Department of Agriculture Rural Utilities Program and equity financing of $100 million. Open Range has remitted to us its initial down payment of $2 million. Open Range's annual payments in the first six years of the agreement will range from approximately $0.6 million to up to $10.3 million, assuming it elects to use all of the licensed spectrum covered by the agreement. The amount of the payments that we will receive from Open Range will depend on a number of factors, including the eventual geographic coverage of and the number of customers on the Open Range system.

  In addition to our agreement with Open Range Communications, Inc. (See "Our Business - Ancillary Terrestrial Component—ATC Opportunities"), we hope to exploit additional ATC monetization strategies and opportunities in urban markets or in suburban areas that are not the subject of our agreement with Open Range. Our system is flexible enough to allow us to use different technologies and network architectures in different geographic areas.

*Service and Subscriber Equipment Sales Revenues.* The table below sets forth amounts and percentages of our revenue by type of service and equipment sales for the years ended December 31, 2008, 2007 and 2006.

| | Year Ended December 31, 2008 | | Year Ended December 31, 2007 | | Year Ended December 31, 2006 | |
|---|---|---|---|---|---|---|
| | Revenue | % of Total Revenue | Revenue | % of Total Revenue | Revenue | % of Total Revenue |
| **Service Revenue:** | | | | | | |
| Mobile (voice and data) | $ 41,883 | 49% | $ 60,920 | 62% | $ 71,101 | 52% |
| Fixed (voice and data) | 3,506 | 4 | 5,369 | 5 | 7,741 | 6 |
| Data | 784 | 1 | 1,649 | 2 | 1,573 | 1 |
| Simplex | 6,362 | 7 | 2,407 | 2 | 1,636 | 1 |
| Independent gateway operators | 3,098 | 4 | 4,465 | 5 | 8,032 | 6 |
| Other(1) | 6,161 | 7 | 3,503 | 4 | 1,954 | 1 |
| Total Service Revenue | 61,794 | 72 | 78,313 | 80 | 92,037 | 67 |
| **Subscriber Equipment Sales:** | | | | | | |
| Mobile equipment | 8,095 | 9 | 11,931 | 12 | 22,542 | 17 |
| Fixed equipment | 1,164 | 1 | 2,160 | 2 | 6,149 | 5 |
| Data and Simplex | 10,170 | 12 | 1,946 | 2 | 2,023 | 1 |
| Accessories/misc | 4,832 | 6 | 4,048 | 4 | 13,920 | 10 |
| Total Subscriber Equipment Sales | 24,261 | 28 | 20,085 | 20 | 44,634 | 33 |
| **Total Revenue** | $ 86,055 | 100% | $ 98,398 | 100% | $ 136,671 | 100% |

(1) Includes activation fees and engineering service revenue.

*Operating Income (Loss).* We realized an operating loss of $57.7 million for 2008 compared to an operating loss of $24.6 million in 2007. We attribute the increase in operating loss to lower service revenue, higher depreciation and operating costs from our acquisition of gateways in Brazil.

*Subscribers and ARPU for 2008, 2007 and 2006.* The following table set forth our Average number of subscribers and ARPU for retail, IGO and Simplex customers for 2008, 2007 and 2006. The following numbers are subject to immaterial rounding inherent in calculating averages.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | % Net Change |
| **Average number of subscribers for the period:** | | | |
| Retail | 118,580 | 122,709 | (3)% |
| IGO | 79,202 | 90,254 | (12) |
| Simplex | 118,072 | 64,034 | 84 |
| **ARPU (monthly):** | | | |
| Retail | $ 35.19 | $ 46.26 | (24)% |
| IGO | $ 3.26 | $ 4.12 | (21) |
| Simplex | $ 4.48 | $ 3.11 | 44 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | % Net Change |
| **Average number of subscribers for the period:** | | | |
| Retail | 122,709 | 112,390 | 9% |
| IGO | 90,254 | 79,822 | 13 |
| Simplex | 64,034 | 36,035 | 78 |
| **ARPU (monthly):** | | | |
| Retail | $ 46.26 | $ 58.91 | (21)% |
| IGO | $ 4.12 | $ 8.39 | (51) |
| Simplex | $ 3.11 | $ 3.78 | (18) |

| | December 31, 2008 | December 31, 2007 | % Net Change |
|---|---|---|---|
| **Ending number of subscribers:** | | | |
| Retail | 115,371 | 118,747 | (3)% |
| IGO | 73,763 | 87,930 | (16) |
| Simplex | 155,196 | 77,449 | 100 |
| Total | 344,330 | 284,126 | 21% |

| | December 31, 2007 | December 31, 2006 | % Net Change |
|---|---|---|---|
| **Ending number of subscribers:** | | | |
| Retail | 118,747 | 122,688 | (3)% |
| IGO | 87,930 | 87,458 | 1 |
| Simplex | 77,449 | 52,656 | 47 |
| Total | 284,126 | 262,802 | 8% |

The total number of net subscribers increased from approximately 284,000 at December 31, 2007 to approximately 344,000 at December 31, 2008. Although we experienced a net increase in our total customer base of 21% from December 31, 2007 to December 31, 2008, our total service revenue decreased for the same period. This is due primarily to lower contributions from subscribers in addition to the change in our subscriber mix.

**Independent Gateway Acquisition Strategy**

Currently, 13 of the 26 gateways in our network are owned and operated by unaffiliated companies, which we call independent gateway operators, some of whom operate more than one gateway. We have no financial interest in these independent gateway operators other than arms' length contracts for wholesale minutes of service. Some of these independent gateway operators have been unable to grow their businesses adequately due in part to limited resources. Old Globalstar initially developed the independent gateway operator acquisition strategy to establish operations in multiple territories with reduced demands on its capital.

In addition, there are territories in which for political or other reasons, it is impractical for us to operate directly. We sell services to the independent gateway operators on a wholesale basis and they resell them to their customers on a retail basis.

We have acquired, and intend to continue to pursue the acquisition of, independent gateway operators when we believe we can do so on favorable terms and the current independent operator has expressed a desire to sell its assets to us, subject to capital availability. We believe that these acquisitions can enhance our results of operations in three respects. First, we believe that, with our greater financial and technical resources, we can grow our subscriber base and revenue faster than some of the independent gateway operators. Second, we realize greater margin on retail sales to individual subscribers than we do on wholesale sales to independent gateway operators. Third, we believe expanding the territory we serve directly will better position us to market our services directly to multinational customers who require a global communications provider.

However, acquisitions of independent gateway operators do require us to commit capital for acquisition of their assets, as well as management resources and working capital to support the gateway operations, and therefore increase our risk in operating in these territories directly rather than through the independent gateway operators. In addition, operating the acquired gateways increases our marketing, general and administrative expenses. Our credit agreement limits to $25.0 million the aggregate amount of cash we may invest in foreign acquisitions without the consent of our lenders.

In February 2005, we purchased the Venezuela gateway for $1.6 million in cash to be paid over four years. Effective January 1, 2006, we acquired the Central American gateway and other real property assets for $5.2 million, paid principally in shares of our common stock. In March 2008, we acquired an independent gateway operator that owns three satellite gateway ground stations in Brazil for $6.5 million, paid principally in the shares of our Common Stock. We also incurred transaction costs of $0.3 million related to this acquisition. We are unable to predict the timing or cost of further acquisitions because independent gateway operations vary in size and value.

**Performance Indicators**

Our management reviews and analyzes several key performance indicators in order to manage our business and assess the quality of and potential variability of our earnings and cash flows. These key performance indicators include:

- total revenue, which is an indicator of our overall business growth;
- subscriber growth and churn rate, which are both indicators of the satisfaction of our customers;
- average monthly revenue per unit, or ARPU, which is an indicator of our pricing and ability to obtain effectively long-term, high-value customers. We calculate ARPU separately for each of our retail, IGO and Simplex businesses;
- operating income, which is an indication of our performance;
- EBITDA, which is an indicator of our financial performance; and
- capital expenditures, which are an indicator of future revenue growth potential and cash requirements.

**Seasonality**

Our results of operations are subject to seasonal usage changes. April through October are typically our peak months for service revenues and equipment sales. Government customers in North America tend to use our services during summer months, often in support of relief activities after events such as hurricanes, forest fires and other natural disasters.

**Critical Accounting Policies and Estimates**

The preparation of our Consolidated Financial Statements requires us to make estimates and judgments that affect our revenues and expenses for the periods reported and the reported amounts of our assets and liabilities, including contingent assets and liabilities, as of the date of the financial statements. We evaluate our estimates and judgments, including those related to revenue recognition, inventory, long-lived assets, income taxes, pension obligations, derivative instruments and stock-based compensation, on an on-going basis. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. We believe the following accounting policies are most important to understanding our financial results and condition and require complex or subjective judgments and estimates.

***Revenue Recognition***

We defer customer activation fees and recognize them over four to five year periods, which approximates the estimated average life of the customer relationship. We periodically evaluate the estimated customer relationship life. Historically, changes in the estimated life have not been material to our financial statements.

We bill monthly access fees to retail customers and resellers, representing the minimum monthly charge for each line of service based on its associated rate plan, on the first day of each monthly bill cycle. We bill airtime minute fees in excess of the monthly access fees in arrears on the first day of each monthly billing cycle. To the extent that billing cycles fall during the course of a given month and a portion of the monthly services has not been delivered at month end, we prorate fees and defer fees associated with the undelivered portion of a given month. Under certain annual plans, where customers prepay for minutes, we defer revenue until the minutes are used or the prepaid time period expires. Unused minutes accumulate until they expire, usually one year after activation. In addition, we offer other annual plans under which the customer is charged an annual fee to access our system. We recognize these fees on a straight-line basis over the term of the plan. In some cases, we charge a per minute rate whereby we recognize the revenue when each minute is used.

Occasionally we have granted to customers credits which are expensed or charged against deferred revenue when granted.

Subscriber acquisition costs include items such as dealer commissions, internal sales commissions and equipment subsidies and are expensed at the time of the related sale.

We also provide certain engineering services to assist customers in developing new technologies related to our system. We record the revenues associated with these services when the services are rendered, and we record the expenses when incurred. We record revenues and costs associated with long term engineering contracts on the percentage-of-completion basis of accounting.

We own and operate our satellite constellation and earn a portion of our revenues through the sale of airtime minutes on a wholesale basis to independent gateway operators. We recognize revenue from services provided to independent gateway operators based upon airtime minutes used by their customers and contractual fee arrangements. If collection is uncertain, we recognize revenue when cash payment is received.

Our annual plans (sometimes called Liberty plans) require users to pre-pay usage charges for the entire plan period, generally 12 months, which results in the deferral of certain of our revenues. Under our revenue recognition policy for these annual plans, we defer revenue until the earlier of when the minutes are used or when these minutes expire. We recognize any unused minutes as revenue at the expiration of a plan. Most of our customers have not used all the minutes that are available to them or have not used them at the pace anticipated, which has caused us to defer a portion of our service revenue.

During the second quarter of 2007, we introduced an unlimited airtime usage service plan (called the Unlimited Loyalty plan) which allows existing and new customers to use unlimited satellite voice minutes for anytime calls for a fixed monthly or annual fee. The unlimited loyalty plan incorporates a declining price schedule that reduces the fixed monthly fee at the completion of each calendar year through the duration of the customer agreement, which ends on June 30, 2010. Customers have an option to extend their customer agreement by one year at the fixed price. We record revenue for this plan on a monthly basis based on a straight line average derived by computing the total fees charged over the term of the customer agreement and dividing it by the number of the months. If a customer cancels prior to the ending date of the customer agreement, we recognize the balance in deferred revenue.

We sell SPOT satellite messenger services as annual plans and bill them to the customer at the time the customer activates the service. We defer revenue on such annual service plans upon activation and recognize it ratably over the service term.

At December 31, 2008 and December 31, 2007, our deferred revenue aggregated approximately $20.6 million (with $1.3 million included in non-current liabilities) and $20.4 million (with $1.0 million included in non-current liabilities), respectively.

Subscriber equipment revenue represents the sale of fixed and mobile user terminals, accessories and SPOT satellite messenger product. We recognize revenue upon shipment provided title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, the fee is fixed and determinable and collection is probable.

In December 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue- generating activities (deliveries) are sufficiently separable and there exists sufficient evidence of their fair values to account separately for some or all of the deliveries (that is, there are separate units of accounting). In other arrangements, some or all of the deliveries are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. EITF Issue No. 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 does not change otherwise applicable revenue recognition criteria.

### *Inventory*

Inventory consists of purchased products, including fixed and mobile user terminals, accessories and gateway spare parts. We state inventory transactions at the lower of cost or market. At the end of each quarter, we review product sales and returns from the previous twelve months and write off any excess and obsolete inventory. Cost is computed using the first-in, first-out (FIFO) method. We record inventory allowances for inventories with a lower market value or that are slow moving in the period of determination.

### *Globalstar System, Property and Equipment*

Our Globalstar System assets include costs for the design, manufacture, test and launch of a constellation of low earth orbit satellites, including eight satellites previously held as ground spares which we launched in May and October 2007, which we refer to as the space segment, and primary and backup terrestrial control centers and gateways, which we refer to as the ground segment. We recognize loss from an in-orbit failure of a satellite as an expense in the period it is determined that the satellite is not recoverable. We regard these recently launched satellites as part of the second-generation constellation which will be supplemented by the 48 second-generation satellites currently being constructed. We estimate these 48 second-generation satellites will have an in-orbit life of 15 years.

We review the carrying value of the Globalstar System for impairment whenever events or changes in circumstances indicate that the recorded value of the space segment and ground segment may not be recoverable. We look to current and future undiscounted cash flows, excluding financing costs, as primary indicators of recoverability. If we determine an impairment exists, we calculate any related impairment loss based on fair value. We believe our two-way telecommunications services, or Duplex services, after the launch of our second- generation constellation, and Simplex services will generate sufficient undiscounted cash flow after our second-generation system becomes fully operational, which is expected to be sometime in 2010, to justify our carrying value for our second-generation costs.

We began depreciating the satellites previously recorded as spare satellites and subsequently incorporated into the Globalstar System on the date each satellite was placed into service (the "In-Service Date") over an estimated life of eight years.

### *Income Taxes*

Until January 1, 2006, we were taxed as a partnership for U.S. tax purposes (Notes 8 and 12 of our Consolidated Financial Statements). Generally, our taxable income or loss, deductions and credits were passed through to our members. Effective January 1, 2006, we elected to be taxed as a corporation, and thus subject to the provisions as prescribed under Subchapter C of the Internal Revenue Code. We also began accounting for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109 "*Accounting for Income Taxes*" (February 1997).

SFAS No. 109 also requires that when an enterprise changes its tax status from non-taxable to taxable, the effect of recognizing deferred tax assets and liabilities is included in income from continuing operations in the period of change. As a result of our election to be taxed as a corporation effective January 1, 2006, we recognized gross deferred tax assets and gross deferred tax liabilities of approximately $204.2 million and $0.1 million, respectively

At December 31, 2008 and 2007, we recognized gross deferred tax assets of approximately $125.1 million and $144.0 million, respectively. We also established a valuation allowance to reduce the deferred tax assets to an amount that is more likely than not to be realized. As of December 31, 2008 and 2007, we had established valuation allowances of approximately $125.1 million and $122.4 million, respectively. Accordingly, at December 31, 2008 and 2007, net deferred tax assets were approximately $0 and $21.6 million, respectively.

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). See Note 8 to our Consolidated Financial Statements for the impact of this adoption on our financial statements.

***Second-Generation Satellites and Launch Costs and Ground Component***

In November, 2006, we entered into a contract with Thales Alenia Space to construct 48 low-earth orbit satellites. We entered into an additional agreement with Thales Alenia Space in March 2007 for the construction of the Satellite Operations Control Centers, Telemetry Command Units and In Orbit Test Equipment (collectively, the "Control Network Facility") for our second- generation satellite constellation.

In September 2007, we and our Launch Provider entered into an agreement for the launch of our second-generation satellites and certain pre and post-launch services. Pursuant to the agreement, our Launch Provider will make four launches of six satellites each, and we have the option to require our Launch Provider to make four additional launches of six satellites each.

On May 14, 2008, we entered into a contract with Hughes under which Hughes will design, supply and implement the Radio Access Network ("RAN") ground network equipment and software upgrades for installation at a number of our satellite gateway ground stations and satellite interface chips to be a part of the User Terminal Subsystem (UTS) in our various next-generation Globalstar devices. The total contract purchase price of approximately $100.8 million is payable in various increments over a period of 40 months. We have the option to purchase additional RANs and other software and hardware improvements at pre-negotiated prices. A portion of the payments made under this contract is recognized as an expense.

On October 8, 2008, we signed an agreement with Ericsson, a leading global provider of technology and services to telecom operators. According to the $22.7 million contract, Ericsson will work with us to develop, implement and maintain a ground interface, or core network, system that will be installed at our satellite gateway ground stations. The all Internet protocol (IP) based core network system is wireless 3G/4G compatible and will link our radio access network to the public-switched telephone network (PSTN) and/or Internet. Design of the new core network system is now underway.

We will begin to depreciate these assets once they are completed and placed into service.

***Pension Obligations***

We have a company-sponsored retirement plan covering certain current and past U.S.-based employees. Until June 1, 2004, substantially all of Old Globalstar's and our employees and retirees who participated and/or met the vesting criteria for the plan were participants in the Retirement Plan of Space Systems/Loral, Inc. (the "Loral Plan"), a defined benefit pension plan. The accrual of benefits in the Old Globalstar segment of the Loral Plan was curtailed, or frozen, by the administrator of the Loral Plan as of October 23, 2003. Prior to October 23, 2003, benefits for the Loral Plan were generally based upon compensation, length of service with the company and age of the participant. On June 1, 2004, the assets and frozen pension obligations of the segment attributable to our employees were transferred into a new Globalstar Retirement Plan (the "Globalstar Plan"). The Globalstar Plan remains frozen and participants are not currently accruing benefits beyond those accrued as of October 23, 2003. Our funding policy is to fund the Globalstar Plan in accordance with the Internal Revenue Code and regulations.

We account for our defined benefit pension and life insurance benefit plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions", ("SFAS 87"), SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions", ("SFAS 106") and SFAS No. 158, "Employers' Accounting Defined Benefit Pension and Other Postretirement Plans", ("SFAS 158") which require that amounts recognized in financial statements be determined on an actuarial basis. We adopted the recognition and disclosure provisions of SFAS No. 158 on December 31, 2006 and this adoption did not have any impact on our results of operation. Pension benefits associated with these plans are generally based on each participant's years of service, compensation, and age at retirement or termination. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and liability measurement.

We determine the discount rate used to measure plan liabilities as of the December 31 measurement date for the U.S. pension plan. The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. In estimating this rate, we look at rates of return on fixed-income investments of similar duration to the liabilities in the plan that receive high, investment grade ratings by recognized ratings agencies. Using these methodologies, we determined a discount rate of 5.75% to be appropriate as of December 31, 2008, which is a decrease of 0.25 percentage points from the rate used as of December 31, 2007. An increase of 1.0% in the discount rate would have decreased our plan liabilities as of December 31, 2008 by $1.5 million and a decrease of 1.0% could have increased our plan liabilities by $1.8 million.

A significant element in determining our pension expense in accordance with SFAS No. 158 is the expected return on plan assets, which is based on historical results for similar allocations among asset classes. For the U.S. pension plan, our assumption for the expected return on plan assets was 7.5% for 2008.

We defer the difference between the expected return and the actual return on plan assets and, under certain circumstances, amortize it over future years of service. Therefore, the net deferral of past asset gains (losses) ultimately affects future pension expense. This is also true of changes to actuarial assumptions. As of December 31, 2008, we had net unrecognized pension actuarial losses of $5.2 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods.

***Derivative Instrument***

Prior to December 10, 2008, we utilized a derivative instrument in the form of an interest rate swap agreement and a forward contract for purchasing foreign currency to minimize our risk from interest rate fluctuations related to our variable rate credit agreement and minimize our risk from fluctuations related to the foreign currency exchange rates, respectively. We used the interest rate swap agreement and the forward contract for purchasing foreign currency to manage risk and not for trading or other speculative purposes. At the end of each accounting period, we recorded the derivative instrument on our balance sheet as either an asset or a liability measured at fair value. The interest rate swap agreement and the forward contract for purchasing foreign currency did not qualify for hedge accounting treatment. Changes in the fair value of the interest rate swap agreement and the forward contract for purchasing foreign currency were recognized as "Interest rate derivative gain (loss)" and "Other Income" over the life of the agreements, respectively. We terminated the interest swap agreement on December 10, 2008 by making a payment of approximately $9.2 million.

***Stock-Based Compensation***

Effective January 1, 2006, as a result of our initial public offering, we adopted the provisions of Statement of Financial Accounting Standards 123(R), "Share-Based Payment" ("SFAS 123(R)"), and related interpretations, or SFAS 123(R), to account for stock-based compensation using the modified prospective transition method and therefore have not restated our prior period results. Among other things, SFAS 123(R) requires that compensation expense be recognized in the financial statements for both employee and non-employee share-based awards based on the grant date fair value of those awards. Additionally, stock-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards on a straight-line basis, which is generally commensurate with the vesting term.

***5.75% Convertible Senior Notes due 2028***

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants." Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. As such, the initial debt proceeds from the sale of our 5.75% Convertible Senior Notes due 2028 (the "Notes"), which are discussed in more detail in Note 16 to the Consolidated Financial Statements, are required to be allocated between a liability component and an equity component as of the debt issuance date. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We adopted this FSP during the first quarter of 2009. We retrospectively recasted our results for the year ended December 31, 2008, to reflect the adoption of FSP APB 14-1.

Upon adoption of FSP APB 14-1, we measured the fair value of the $150 million principal amount of Notes issued in April 2008, using an interest rate that we could have obtained at the date of issuance for similar debt instruments without an embedded conversion option. Based on this analysis, we determined that the fair value of the Notes was approximately $95.5 million as of the issuance date, a reduction of approximately $54.5 million in the carrying value of the Notes. Also in accordance with FSP APB 14-1, we are required to allocate a portion of the $4.8 million debt issuance costs that were directly related to the issuance of the Notes between a liability component and an equity component as of the issuance date, using the interest rate method as discussed above. Based on this analysis, we reclassified approximately $1.8 million of these costs as a component of equity.

In 2008, holders of $36.0 million aggregate principal amount of Notes, or 24% of the Notes originally issued, submitted notices of conversion to the trustee in order to convert their Notes into Common Stock and cash in accordance with the terms of the Notes. We also entered into agreements with holders of an additional $42.2 million aggregate principal amount of Notes, or 28% of the Notes originally issued, to exchange the Notes for a combination of Common Stock and cash. We issued approximately 23.6 million shares of Common Stock and paid a nominal amount of cash for fractional shares in connection with the conversions and exchanges. In addition, the holders received an early conversion make whole amount of approximately $9.3 million representing the next five semi-annual interest payments that would have become due on the converted Notes, which was paid from funds in an escrow account for the benefit of the holders of Notes. In the exchanges, Note holders received additional consideration in the form of cash payments or additional shares of our Common Stock in the amount of approximately $1.1 million to induce exchanges. As a result of adopting FSP APB 14-1, we recognized a gain from extinguishment of debt of $49.0 million during 2008. After this conversion, approximately $48.7 million, net of debt discount of $23.1 million, of the Notes were outstanding at December 31, 2008.

**Results of Operations**

***Comparison of Results of Operations for the Years Ended December 31, 2008 and 2007***

| Statements of Operations | Year Ended December 31, 2008 | Year Ended December 31, 2007 | % Change |
|---|---|---|---|
| | (In thousands) | | |
| **Revenue:** | | | |
| Service revenue | $ 61,794 | $ 78,313 | (21)% |
| Subscriber equipment sales(1) | 24,261 | 20,085 | 21 |
| Total Revenue | 86,055 | 98,398 | (13) |
| **Operating Expenses:** | | | |
| Cost of services (exclusive of depreciation and amortization shown separately below) | 37,132 | 27,775 | 34 |
| Cost of subscriber equipment sales: | | | |
| Cost of subscriber equipment sales(2) | 17,921 | 13,863 | 29 |
| Cost of subscriber equipment sales—Impairment of assets | 405 | 19,109 | (98) |
| Total cost of subscriber equipment sales | 18,326 | 32,972 | (44) |
| Marketing, general and administrative | 61,351 | 49,146 | 25 |
| Depreciation and amortization | 26,956 | 13,137 | 105 |
| Total Operating Expenses | 143,765 | 123,030 | 17 |
| **Operating loss** | (57,710) | (24,632) | (134) |
| Gain on extinguishment of debt | 49,042 | — | N/A |
| Interest income | 4,713 | 3,170 | 49 |
| Interest expense | (5,733) | (9,023) | (36) |
| Interest rate derivative loss | (3,259) | (3,232) | 1 |
| Other | (4,497) | 8,656 | N/A |
| **Loss Before Income Taxes** | (17,444) | (25,061) | (30) |
| Income tax expense (benefit) | (2,283) | 2,864 | N/A |
| **Net Loss** | $ (15,161) | $ (27,925) | (46) |

(1) Includes related party amounts of $0 and $59 for 2008 and 2007, respectively.

(2) Includes related party amounts of $0 and $46 for 2008 and 2007, respectively.

***Revenue.*** Total revenue decreased by $12.3 million, or approximately 13%, to $86.1 million for 2008, from $98.4 million for 2007. This decrease is attributable to lower service revenues as a result of our two-way communication issues. Our service revenue was lower primarily due to price reductions aimed at maintaining our subscriber base despite our two-way communication issues. Our subscriber equipment sales increased during 2008 as compared to 2007 as a result of the launch of our SPOT satellite messenger product and services. Our retail ARPU during 2008, decreased by 24% to $35.19 from $46.26 for 2007. We added approximately 60,000 net subscribers in 2008 compared to 21,000 net subscriber additions in 2007.

*Service Revenue.* Service revenue decreased $16.5 million, or approximately 21%, to $61.8 million for 2008, from $78.3 million for 2007. Although our subscriber base grew 21% during 2008 to approximately 344,000, we experienced decreased retail ARPU resulting in lower service revenue. The primary reason for this decrease in our service revenue was the reduction of our prices in response to our two-way communication issues.

*Subscriber Equipment Sales.* Subscriber equipment sales increased by $4.2 million, or approximately 21%, to $24.3 million for 2008, from $20.1 million for 2007. The increase was due primarily to sales in 2008 of our SPOT satellite messenger product and services.

***Operating Expenses.*** Total operating expenses increased $20.7 million, or approximately 17%, to $143.8 million for 2008, from $123.0 million for 2007. This increase was due to higher cost of goods sold related to our new SPOT satellite messenger product, increased marketing, general and administrative expenses due to our commencing sales of SPOT satellite products and services in late 2007, as well as higher depreciation and amortization expenses related to our eight spare satellites launched in 2007, all of which were partially offset by a $19.1 million asset impairment charge recognized in 2007. In 2008, we incurred a $0.4 million asset impairment charge.

*Cost of Services.* Our cost of services for 2008 and 2007 were $37.1 million and $27.8 million, respectively. Our cost of services is comprised primarily of network operating costs. Although our costs are generally fixed in nature, these costs were higher in 2008 as a result of our recently acquired subsidiary in Brazil and higher research and development expenses related to our second generation ground component development.

*Cost of Subscriber Equipment Sales.* Cost of subscriber equipment sales decreased approximately $14.6 million, or approximately 44%, to $18.3 million for 2008, from $33.0 million for 2007. This decrease was due primarily to the absence in 2008 of a $19.1 million impairment charge recorded in 2007 offset by higher costs from the launch of our SPOT satellite messenger product, which began in November 2007.

*Marketing, General and Administrative.* Marketing, general and administrative expenses increased $12.2 million, or approximately 25%, to $61.4 million for 2008, from $49.1 million for 2007. This increase was due primarily to higher sales and marketing costs related to our SPOT satellite messenger product, costs associated with the acquisition of our subsidiary in Brazil, and increased labor and fringe costs.

*Depreciation and Amortization.* Depreciation and amortization expense increased approximately $13.8 million, or 105%, to $27.0 million for 2008, from $13.1 million for 2007. This increase was due primarily to the additional depreciation associated with placing into service all of our spare satellites launched in 2007.

***Operating Income (Loss).*** Operating loss increased approximately $33.1 million, to $57.7 million for 2008, from $24.6 million for 2007. The increase was due to the higher operating costs described above and lower service revenue.

*Gain on Extinguishment of Debt.* As a result of adopting FSP APB 14-1, we recognized $49.0 million in gains from the conversions of Notes into our Common Stock during 2008.

*Interest Income.* Interest income increased by $1.5 million to $4.7 million for 2008, from $3.2 million for the same period in 2007. This increase was due to increased average cash and restricted cash balances on hand.

*Interest Expense.* Interest expense decreased by $3.2 million, to $5.8 million for 2008 from $9.0 million for 2007. This decrease was due primarily to the expensing, in 2007, of our deferred debt issuance costs of $8.1 million as a result of Thermo Funding assuming all of the obligations of the administrative agent and the lenders under our credit agreement with Wachovia Investment Holdings, LLC and the other lenders parties thereto. In 2008, we expensed $1.9 million in deferred financing costs.

*Interest Rate Derivative Loss.* For 2008, interest rate derivative loss was $3.3 million compared to $3.2 million in 2007. This increase was due to the unfavorable change in fair value in our interest rate swap agreement which we terminated during the fourth quarter of 2008.

*Other Income (Expense).* Other income (expense) generally consists of foreign exchange transaction gains and losses. Other income decreased by $13.2 million for 2008 as compared to 2007 due to an unfavorable exchange rate on the Euro denominated escrow account and a decline in the Canadian dollar during 2008.

*Income Tax Expense (Benefit).* Income tax benefit for 2008 was $2.3 million compared to an expense of $2.9 million during 2007. The change between periods was primarily a result of benefits resulting from conversion of our Notes into shares of our Common Stock during 2008.

***Net Loss.*** Our net loss decreased approximately $12.7 million to a loss of $15.2 million for 2008, from a net loss of $27.9 million for 2007. This decrease was due to the gain on extinguishment of debt, partially offset by increases in costs of operations related to Brazil, higher depreciation and lower service revenue.

***Comparison of Results of Operations for the Years Ended December 31, 2007 and 2006***

| Statements of Operations | Year Ended December 31, 2007 | Year Ended December 31, 2006 | % Change |
|---|---|---|---|
| | (In thousands) | | |
| **Revenue:** | | | |
| Service revenue | $ 78,313 | $ 92,037 | (15)% |
| Subscriber equipment sales(1) | 20,085 | 44,634 | (55) |
| Total Revenue | 98,398 | 136,671 | (28) |
| **Operating Expenses:** | | | |
| Cost of services (exclusive of depreciation and amortization shown separately below) | 27,775 | 28,091 | (1) |
| Cost of subscriber equipment sales:(2) | | | |
| Cost of subscriber equipment sales | 13,863 | 40,396 | (66) |
| Cost of subscriber equipment sales—Impairment of assets | 19,109 | 1,943 | N/A |
| Total cost of subscriber equipment sales | 32,972 | 42,339 | (22) |
| Marketing, general and administrative | 49,146 | 43,899 | 12 |
| Depreciation and amortization | 13,137 | 6,679 | 97 |
| Total Operating Expenses | 123,030 | 121,008 | 2 |
| **Operating Income (Loss)** | (24,632) | 15,663 | N/A |
| Interest income | 3,170 | 1,172 | 170 |
| Interest expense | (9,023) | (587) | N/A |
| Interest rate derivative loss | (3,232) | (2,716) | 19 |
| Other income (expense), net | 8,656 | (3,980) | N/A |
| **Income (Loss) Before Income Taxes** | (25,061) | 9,552 | N/A |
| Income tax expense (benefit) | 2,864 | (14,071) | (120) |
| **Net Income (Loss)** | $ (27,925) | $ 23,623 | N/A |

(1) Includes related party amount of $59 and $3,423 for the year ended December 31, 2007 and 2006, respectively.

(2) Includes related party amount of $46 and $3,041 for the year ended December 31, 2007 and 2006, respectively.

***Revenue.*** Total revenue decreased by $38.3 million, or approximately 28.0%, to $98.4 million for the year ended December 31, 2007, from $136.7 million for 2006. This decrease is attributable in part to lower service revenues as a result of our two-way communication issues. Our service revenue was lower primarily due to price reductions aimed at maintaining our subscriber base despite our two-way communication issues. Our subscriber equipment sales also decreased significantly during the year ended December 31, 2007 as compared to 2006 as a result of our two-way communications issues. Our retail ARPU during the year ended December 31, 2007, decreased by 21.5% to $46.26 from $58.91 for 2006. We added approximately 21,000 subscribers in 2007 compared to 67,000 net subscriber additions in 2006.

*Service Revenue.* Service revenue decreased $13.7 million, or approximately 14.9%, to $78.3 million for the year ended December 31, 2007, from $92.0 million for 2006. Although our subscriber base grew 8.0% to approximately 284,000 over the year ended December 31, 2007, we experienced decreased retail ARPU resulting in lower service revenue. We believe that the primary reason for this decrease in our service revenue was the reduction of our prices in response to our two-way communication issues.

*Subscriber Equipment Sales.* Subscriber equipment sales decreased by $24.5 million, or approximately 55.0%, to $20.1 million for the year ended December 31, 2007, from $44.6 million for 2006. The decrease was due primarily to concerns over our two-way communications issues.

***Operating Expenses.*** Total operating expenses increased $2.0 million, or approximately 1.7%, to $123.0 million for the year ended December 31, 2007, from $121.0 million for the year ended December 31, 2006. This increase was due primarily to a net asset impairment charge to our first-generation phone and accessory inventory of $19.1 million as a result of our assessment of inventory quantities and higher depreciation expense which was partially offset by the lower cost of subscriber equipment consistent with lower equipment sales for the year ended December 31, 2007.

*Cost of Services.* Our cost of services for the years ended December 31, 2007 and 2006 were $27.8 million and $28.1 million, respectively. Our cost of services is comprised primarily of network operating costs, which are generally fixed in nature. Cost of services declined as a result of lower telecom costs and reductions in certain labor costs offset partially by an increase in non-cash executive incentive compensation as compared to 2006.

*Cost of Subscriber Equipment Sales.* Cost of subscriber equipment sales decreased $9.4 million, or approximately 22.1%, to $33.0 million for the year ended December 31, 2007, from $42.4 million for 2006. This decrease was due primarily to lower equipment sales as a result of our two-way communication issues and lower equipment cost basis as a result of a net asset impairment charge to our first-generation inventory. In 2007, we recorded a net impairment charge of $19.1 million representing a write down on our first- generation phone and accessory inventory. This charge was taken after our assessment of inventory quantities and recent and projected equipment sales. The asset impairment charge in 2006 was $1.9 million.

*Marketing, General and Administrative.* Marketing, general and administrative expenses increased $5.2 million, or approximately 12.0%, to $49.1 million for the year ended December 31, 2007, from $43.9 million for 2006. This increase was due primarily to higher professional fees related to operating as a public company and non-cash stock compensation expense of $9.6 million resulting from the change in the Executive Incentive Compensation Plan offset partially by lower dealer commissions as a consequence of lower sales. Additionally, advertising expenses were higher as a result of the introduction of our new SPOT products and services in the fourth quarter of 2007.

*Depreciation and Amortization.* Depreciation and amortization expense increased $6.4 million, or 96.7%, to $13.1 million for the year ended December 31, 2007, from $6.7 million for 2006. This increase was due primarily to the additional depreciation associated with placing five of our recently-launched spare satellites into service and as a result of reducing the remaining useful life of our satellite system and related assets from 39 months to 27 months, beginning in the fourth quarter of 2006.

***Operating Income (Loss).*** Operating income decreased $40.3 million, to an operating loss of $24.6 million for the year ended December 31, 2007, from operating income of $15.7 million for 2006. The decrease was due to the asset impairment charge described above and lower service and subscriber equipment revenues partially offset by lower cost of equipment sales.

*Interest Income.* Interest income increased by $2.0 million to $3.2 million for the year ended December 31, 2007, from $1.2 million for the same period in 2006. This increase was due to increased average cash balances on hand.

*Interest Expense.* Interest expense increased by $8.4 million, to $9.0 million for the year ended December 31, 2007 from $0.6 million for 2006. This increase was due primarily to the expensing of our deferred debt issuance costs of $8.1 million as a result of Thermo Funding assuming all of the obligations of the administrative agent and the lenders under our credit agreement with Wachovia Investment Holdings, LLC and the other lenders parties thereto.

*Interest Rate Derivative Loss.* For the year ended December 31, 2007, interest rate derivative loss was $3.2 million compared to $2.7 million in 2006. This increase was due to the decrease in the fair value of our interest rate swap agreement.

*Other Income (Expense).* Other income (expense) generally consists of foreign exchange transaction gains and losses. Other income increased by $12.6 million for the year ended December 31, 2007 as compared to 2006 due to a favorable exchange rate on the Euro denominated escrow account during 2007.

*Income Tax Expense (Benefit).* Income tax expense for the year ended December 31, 2007 was $2.9 million compared to a net income tax benefit of $14.1 million during 2006. The change between periods was primarily a result of a $21.4 million deferred tax benefit recorded on January 1, 2006 upon our election to be taxed as a C Corporation.

***Net Income (Loss).*** Our net income decreased $51.5 million to a loss of $27.9 million for the year ended December 31, 2007, from net income of $23.6 million for the year ended December 31, 2006. This decrease was due primarily to the $19.1 million asset impairment charge related to our inventory recognized in 2007, the non-cash charges relating to the compensation and debt issuance costs discussed above, lower operating income in 2007 and the $14.1 million net deferred tax benefit recognized in 2006.

## Liquidity and Capital Resources

The following table shows our cash flows from operating, investing and financing activities for the years ended December 31, 2008, 2007 and 2006 (in thousands):

| Statements of Cash Flows | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|---|
| Net cash from (used in) operating activities | $ (30,585) | $ (7,669) | $ 14,571 |
| Net cash (used in) investing activities | (258,581) | (183,378) | (160,316) |
| Net cash from financing activities | 252,533 | 193,489 | 170,601 |
| Effect of exchange rate changes on cash | 11,436 | (8,586) | (1,428) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | $ (25,197) | $ (6,144) | $ 23,428 |

Currently, our principal sources of liquidity are our credit agreement with Thermo Funding, our existing cash and internally generated cash flow from operations, if positive.

At January 1, 2009, our principal short-term liquidity needs were:

- to make payments to procure our second-generation satellite constellation, construct the Control Network Facility and launch related costs, in a total amount not yet determined, but which will include approximately €92.1 million payable to Thales Alenia Space by December 31, 2009 under the purchase contract for our second-generation satellites and €2.4 million payable to Thales Alenia Space by December 2009 under the contract for construction of the Control Network Facility, respectively;

- to make payments related to our launch for the second-generation satellite constellation in the amount of $132.7 million payable to our Launch Provider by December 31, 2009;

- to make payments related to the construction of our second-generation ground component in the amount of $20.6 million by December 31, 2009; and

- to fund our working capital (which was a deficit of $22.2 million at December 31, 2008); we expect this deficit to increase further in 2009.

Our liquidity sources at December 31, 2008 are insufficient to fund our short-term or long-term needs. We must obtain additional financing to fund the procurement and deployment of our second-generation constellation and other related construction costs and our on-going operations, which are currently generating negative cash flows. Due to the worldwide economic crisis and the tight credit market, obtaining suitable financing remains challenging. Our registered public accounting firm's audit report on our Consolidated Financial Statements as of December 31, 2008, and for the year then ended includes a "going concern" explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern. The "going concern" explanatory paragraph reflects substantial doubt about our ability to obtain this financing in a timely manner.

We are pursuing a number of options involving issuance of additional debt, equity or both to obtain the required funding as well as seeking to reduce our internal costs and aggressively grow our revenues. We cannot assure you that sufficient additional financing will be obtained on acceptable terms, if at all. If we fail to obtain necessary additional financing, the procurement and deployment of our second-generation satellite constellation, related construction costs and our ongoing operations will be materially adversely impacted. We could default on our commitments to our satellite, launch, ground component and other third party vendors, possibly leading to termination of our second-generation construction contracts or other contracts some of which have substantial termination fees. We may also be required to reduce substantially our ongoing operations or discontinue operations all together. If we do not acquire and deploy our second generation constellation and/or discontinue operations, we may lose our FCC license, international spectrum rights and/or ATC authority in the United States. If we lose our FCC license, rights to international spectrum or ATC authority, we will lose the right to operate our business in those parts of the world and may not be able to continue as a going concern and would be required to sell our satellite business or assets in those areas of the world or cease operations all together.

In addition, we may have difficulty maintaining existing relationships, or developing new relationships, with suppliers or vendors as a result of our financial condition. Our suppliers or vendors could choose to provide supplies or services to us on more stringent payment terms than those currently in place, such as by requiring advance payment or payment upon delivery of such supplies or services, which would have an adverse impact on our short-term cash flows. As a result, our ability to retain current customers, attract new customers and maintain contracts that are critical to our operations may be adversely affected.

Finally, these events may result in defaults under our current financing arrangements which would permit acceleration of our indebtedness and exercise of remedies by our lenders.

During the years ended December 31, 2008, 2007 and 2006, our principal sources of liquidity were:

| | Year Ended December 31, 2008 | | Year Ended December 31, 2007 | | Year Ended December 31, 2006 | |
|---|---|---|---|---|---|---|
| | | | (Dollars in millions) | | | |
| Cash on-hand at beginning of period | $ | 37.6 | $ | 43.7 | $ | 20.3 |
| Proceeds from sale of Notes, net | $ | 145.1 | $ | — | $ | — |
| Capital contributions by Thermo net | $ | — | $ | — | $ | 13.0 |
| Borrowings under Thermo Funding credit agreement, net | $ | 116.1 | $ | 50.0 | $ | — |
| Purchase of common stock by Thermo Funding | $ | — | $ | 152.7 | $ | 47.3 |
| Proceeds of initial public offering, net | $ | — | $ | — | $ | 116.6 |
| Cash generated (used) by operations | $ | (30.6) | $ | (7.7) | $ | 14.6 |

We plan to fund our short-term liquidity requirements from the following sources:

- cash from our revolving credit agreement with Thermo ($33.9 million was available on an uncommitted basis at December 31, 2008, of which we borrowed $7.8 million in 2009);

- cash on hand ($12.4 million at December 31, 2008);

- cash in our escrow account ($43.5 million at December 31, 2008), which will be used periodically to pay down our obligation to Thales Alenia Space or, if permitted, for operating purposes; and

- the incurrence of additional indebtedness, additional equity financings or a combination thereof as described above.

Our principal long-term liquidity needs are:

- to pay the costs of procuring and deploying our second-generation satellite constellation and upgrading our gateways and other ground facilities;

- to fund our working capital, including any growth in working capital required by growth in our business; and

- to fund the cash requirements of our independent gateway operator acquisition strategy, in an amount not determinable at this time.

We plan to fund our long-term capital needs with additional debt or equity financings as described above, any available cash flow from operations in future periods, which we expect will be generated primarily from sales of our Simplex products and services, including our SPOT satellite messenger products and services, and potential ATC monetization strategies.

Our liquidity and our ability to fund these needs and to make payments for principal and interest will depend on achieving substantial growth in revenues, having positive cash flows from operations, obtaining additional financing or access to our restricted cash for operating purposes or a combination thereof, which will be subject in part to general economic, financial, regulatory and other factors, including obtaining the consent of others, that are beyond our control, including our ability to achieve positive cash flow from operations despite the problems with our satellite constellation described elsewhere, the willingness of others to invest in us and trends in our industry and technology discussed elsewhere in this Report. In addition to these general and economic and industry factors, the principal factors affecting our cash flows will be our ability to continue to provide attractive and competitive services and products, successfully manage the degradation of our current satellite constellation until we can deploy our second-generation satellite constellation, increase our number of subscribers and retail average revenue per unit, control our costs, and maintain our margins and profitability. If those factors change significantly or other unexpected factors adversely affect us, our business may not generate sufficient cash flow from operations and future financings may not be available on terms acceptable to us or at all to meet our liquidity needs. In assessing our liquidity, our management reviews and analyzes our current cash on-hand, the average number of days our accounts receivable are outstanding, the contractual rates that we have established with our vendors, inventory turns, foreign exchange rates, capital expenditure commitments and income tax rates.

*Net Cash from (used in) Operating Activities*

Net cash used in operating activities for 2008 increased to a cash outflow of $30.6 million from an outflow of $7.7 million for 2007. This increase was due primarily to lower revenues, lower inventory turnover and higher operating expenses during 2008 as compared to 2007.

Net cash provided by operating activities for 2007 decreased to a cash outflow of $7.7 million from a cash inflow of $14.6 million for 2006. This decrease was due primarily to lower revenues and lower inventory turnover during 2007 as compared to 2006.

*Net Cash from (used in) Investing Activities*

Cash used in investing activities was $258.6 million for 2008, compared to $183.4 million in 2007. This increase was primarily the result of capital expenditures associated with construction expenses for our second-generation satellite constellation.

Cash used in investing activities was $183.4 million for 2007, compared to $160.3 million in 2006. This increase was primarily the result of capital expenditures associated with construction expenses for our second-generation satellite constellation and the launches of our eight spare satellites in 2007.

*Net Cash from Financing Activities*

Net cash provided by financing activities increased by $59.0 million to $252.5 million in 2008 from $193.5 million in 2007. The increase was primarily due to $116.1 million, net drawn on the credit agreement with Thermo Funding and the $145.1 million from the issuance of the Notes.

Net cash provided by financing activities increased by $22.9 million to $193.5 million from $170.6 million for 2007 as compared to 2006. The increase was primarily the result of $152.7 million of equity purchased by Thermo Funding pursuant to its irrevocable standby stock purchase agreement and $50.0 million drawn on the revolving credit agreement with Thermo Funding offset by $116.6 million received as proceeds from our initial public offering in November, 2006 and $47.3 million received pursuant to Thermo Funding's irrevocable standby stock purchase agreement during 2006.

*Capital Expenditures*

Our capital expenditures consist primarily of upgrading our satellite constellation and gateways and other ground facilities. We have completed construction of a gateway in Singapore at a total cost of approximately $4.0 million. This gateway was fully operational for Simplex service in October 2008. Duplex service is expected to be introduced when the second- generation constellation becomes operational.

In 2005, we commenced capital expenditures for the launch of our eight spare satellites in 2007. In 2008 and 2007, we incurred $0.1 million and $37.6 million (excluding capitalized interest and internal costs), respectively, related to the launch of our eight spare satellites. The total cost for the launch of the spare satellites was approximately $124.0 million exclusive of capitalized interest and internal costs. As of December 31, 2008, substantially all related payments had been made.

In the fourth quarter of 2006, we entered into a contract with Thales Alenia Space for our second-generation satellite constellation. The total contract price, including subsequent additions, is €670.3 million (approximately $931.1 million at a weighted average conversion rate of €1.00 = $1.3891 at December 31, 2008, including approximately €146.8 million which was paid by us in U.S. dollars at a fixed conversion rate of €1.00 = $1.2940). We have made payments in the amount of approximately $347.5 million in related costs through December 31, 2008. At our request, Thales Alenia Space has presented to us a four-part sequential plan for accelerating delivery of the initial 24 satellites by up to four months. The expected cost of this acceleration will range from approximately €6.7 million to €13.4 million ($9.4 million to $18.9 million at €1.00 = $1.4097 at December 31, 2008). In 2007, we authorized the first two portions of this plan with an additional cost of €4.1 million ($5.9 million at €1.00 = $1.4499). We cannot provide assurance that the acceleration will occur.

In March 2007, we entered into an agreement with Thales Alenia Space for the construction of the Satellite Operations Control Centers, Telemetry Command Units and In Orbit Test Equipment (collectively, the "Control Network Facility") for our second-generation satellite constellation. This agreement complements the second-generation satellite construction contract with Thales Alenia Space for the construction of 48 low-earth orbit satellites and allows Thales Alenia

Space to coordinate all aspects of the second-generation satellite constellation project, including the transition of first-generation software and hardware to equipment for the second generation. The total contract price for the construction and associated services is €9.2 million (approximately $13.1 million at a conversion rate of €1.00 = $1.4252) consisting of €4.1 million for the Satellite Operations Control Centers, €3.1 million for the Telemetry Command Units and €2.0 million for the In Orbit Test Equipment, with payments to be made on a quarterly basis through completion of the Control Network Facility in late 2009. We have made payments in the amount of approximately €6.7 million (approximately $9.9 million) through December 31, 2008.

In September 2007, we entered into a contract with our Launch Provider for the launch of our second-generation satellites and certain pre and post-launch services. Pursuant to the contract, our Launch Provider will make four launches of six satellites each, and we have the option to require our Launch Provider to make four additional launches of six satellites each. The total contract price for the first four launches is $216.1 million. As of December 31, 2008, we have made payments in the aggregate amount of approximately $26.3 million associated with our launch services contract. The anticipated time period for the first four launches ranges from as early as the fourth quarter of 2009 through the end of 2010 and the optional launches are available from spring 2010 through the end of 2014. Prolonged delays due to postponements by us or our Launch Provider may result in adjustments to the payment schedule.

On May 14, 2008, we entered into a contract with Hughes under which Hughes will design, supply and implement the Radio Access Network ("RAN") ground network equipment and software upgrades for installation at a number of our satellite gateway ground stations and satellite interface chips to be a part of the User Terminal Subsystem (UTS) in our various next-generation devices. The total contract purchase price of approximately $100.8 million is payable in various increments over a period of 40 months. We have the option to purchase additional RANs and other software and hardware improvements at pre-negotiated prices. As of December 31, 2008, we have made payments in the aggregate amount of approximately $5.4 million associated with this contract. We expensed $1.8 million of these payments and capitalized $3.6 million as second-generation ground component.

On October 8, 2008, we signed an agreement with Ericsson, a leading global provider of technology and services to telecom operators. According to the $22.7 million contract, Ericsson will work with us to develop, implement and maintain a ground interface, or core network, system that will be installed at our satellite gateway ground stations. The all Internet protocol (IP) based core network system is wireless 3G/4G compatible and will link our radio access network to the public-switched telephone network (PSTN) and/or Internet. Design of the new core network system is now underway. The agreement represents the final significant ground network infrastructure component for our next-generation of advanced IP-based satellite voice and data services.

The cost for the satellites, launches and gateway upgrades under these contracts with Thales Alenia Space, Hughes, Ericsson and our Launch Provider are included in the estimated $1.26 billion (the majority of which is denominated in Euros at a weighted average conversion rate of € 1.00=$1.3151 and excludes launch costs for the second 24 satellites, internal costs and capitalized interest) of capital expenditures which we currently anticipate will be required to procure and deploy our second-generation satellite constellation and related gateway upgrades. Since the fourth quarter of 2006, we have used portions of the proceeds from sales of Common Stock to Thermo Funding under the irrevocable standby stock purchase agreement, the proceeds from our initial public offering, the net proceeds from the sale of the Notes and borrowings under our credit facility with Thermo Funding to fund the approximately $514.4 million (excluding internal costs and capitalized interest but including $43.5 million which is held in escrow pursuant to the contract for the procurement of our second-generation satellite constellation to secure our payment obligations under that contract) paid through December 31, 2008. We plan to fund the balance of the capital expenditures through cash generated by our operations, which has been and is currently negative, future debt financings, deferral of payments to certain of our vendors and additional issuance of equity or a combination of these potential sources. The extent of our need for external capital, which we expect to be substantial, will vary depending on the success of our SPOT satellite messenger product and services and other commercial factors. This funding may not be available to us on acceptable terms, or at all.

The amount of actual and contractual capital expenditures related to the construction of the second-generation constellation and satellite operations control centers, ground component and related costs and the launch services contracts is presented in the table below (in millions):

| Contract | Currency of Payment | | Payments through December 31, 2008 | | 2009 | | 2010 | | 2011 | | Thereafter | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Thales Alenia Second Generation Constellation | EUR | € | 258.1 | € | 92.1 | € | 92.3 | € | 80.5 | € | 147.3 | € | 670.3 |
| Thales Alenia Satellite Operations Control Centers | EUR | € | 6.8 | € | 2.4 | € | — | € | — | € | — | € | 9.2 |
| Launch Services | USD | $ | 26.3 | $ | 132.7 | $ | 57.1 | $ | — | $ | — | $ | 216.1 |
| Hughes second-generation ground component | USD | $ | 5.4 | $ | 19.6 | $ | 62.2 | $ | 13.6 | $ | — | $ | 100.8 |
| Ericsson | USD | $ | — | $ | 1.0 | $ | 5.9 | $ | 13.0 | $ | 2.8 | $ | 22.7 |

The exchange rate at December 31, 2008 was €1.00 = $1.4097. The contractual future payments do not include the interest payable on vendor financing agreements related to the Arianespace and Hughes contracts. A portion of these above costs are not considered capitalizable and will be expensed. See "Quantitative and Qualitative Disclosures About Market Risk."

***Cash Position and Indebtedness***

As of December 31, 2008, our total cash and cash equivalents were $12.4 million and we had total indebtedness of $271.9 million, compared to total cash and cash equivalents and total indebtedness at December 31, 2007 of $37.6 million and $50.0 million, respectively.

***Convertible Debt***

On April 15, 2008, we entered into an Underwriting Agreement (the "Convertible Notes Underwriting Agreement") with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. (together, the "Convertible Notes Underwriters") relating to the sale by us of $135.0 million aggregate principal amount of Notes. Pursuant to the Convertible Notes Underwriting Agreement, we granted the Convertible Notes Underwriters a 30-day option to purchase up to an additional $15.0 million aggregate principal amount of the Notes solely to cover over-allotments.

The sale of the $135.0 million aggregate principal amount of the Notes was completed on April 15, 2008. The Convertible Notes Underwriters subsequently executed their over-allotment option and purchased an additional $15.0 million aggregate principal amount of the Notes on May 8, 2008. The sale of the Notes was registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-3 (File No. 333-149798), as supplemented by a prospectus supplement and a free-writing prospectus, both dated April 10, 2008.

The Notes were issued under a Senior Indenture, entered into and dated as of April 15, 2008 (the "Base Indenture"), between us and U.S. Bank, National Association, as trustee (the "Trustee"), supplemented by a First Supplemental Indenture with respect to the Notes, entered into and dated as of April 15, 2008 (the "Supplemental Indenture"), between us and the Trustee (the Base Indenture and the Supplemental Indenture, collectively, the "Indenture"). Also, pursuant to the Indenture, the Company, the Trustee and U.S. Bank, National Association, as escrow agent (the "Escrow Agent"), entered into a Pledge and Escrow Agreement dated as of April 15, 2008 (the "Pledge Agreement").

In accordance with the Pledge Agreement, we placed approximately $25.5 million of the proceeds of the offering of the Notes in an escrow account with the Escrow Agent. The Escrow Agent invests funds in the escrow account in government securities and, if we do not elect to make the payments from other funds, the funds in the escrow account will be used to make the first six scheduled semi-annual interest payments on the Notes. Pursuant to the Pledge Agreement, we pledged our interest in this escrow account to the Trustee as security for these interest payments. At December 31, 2008, the balance in the escrow account was $14.4 million.

Except for the pledge of the escrow account under the Pledge Agreement, the Notes are our senior unsecured debt obligations. There is no sinking fund for the Notes. The Notes mature on April 1, 2028 and bear interest at a rate of 5.75% per annum. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, commencing October 1, 2008, to holders of record on the preceding March 15 and September 15, respectively.

Subject to certain exceptions set forth in the Indenture, the Notes are subject to repurchase for cash at the option of the holders of all or any portion of the Notes (i) on each of April 1, 2013, April 1, 2018 and April 1, 2023 or (ii) upon a fundamental change, both at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any. A fundamental change will occur upon certain changes in the ownership of the Company, or certain events relating to the trading of our Common Stock, as further described in the Indenture.

Holders may convert their Notes at their option at any time prior to the close of business on the business day immediately preceding April 1, 2028. Holders may convert their Notes into shares of Common Stock, subject to our option to deliver cash in lieu of all or a portion of the shares. The Notes are convertible at an initial conversion rate of 166.1820 shares of Common Stock per $1,000 principal amount of the Notes, subject to adjustment in the manner set forth in the Supplemental Indenture. The conversion rate may not exceed 240.9638 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment. In addition to receiving the applicable amount of shares of Common Stock or cash in lieu of all or a portion of the shares, holders of Notes who convert their Notes prior to April 1, 2011 will receive the cash proceeds from the sale by the Escrow Agent of the portion of the government securities in the escrow account that are remaining with respect to any of the first six interest payments that have not been made on the Notes being converted.

In 2008, holders of $36.0 million aggregate principal amount of Notes, or 24% of the Notes originally issued, submitted notices of conversion to the trustee in order to convert their Notes into Common Stock. We also entered into agreements with holders of an additional $42.2 million aggregate principal amount of Notes, or 28% of the Notes originally issued, to exchange the Notes for a combination of Common Stock and cash. We have issued approximately 23.6 million shares of Common Stock and paid a nominal amount of cash for fractional shares in connection with the conversions and exchanges. In addition, the holders received an early conversion make whole amount of approximately $9.3 million representing the next five semi-annual interest payments that would have become due on the converted Notes, which was paid from funds in the escrow account for the benefit of the holders of Notes. In the exchanges, Note holders received additional consideration in the form of cash payments or additional shares of Common Stock in the amount of approximately $1.1 million to induce exchanges. As a result of adopting FSP APB 14-1, we recognized a gain from extinguishment of debt of $49.0 million during 2008. After these conversions and exchanges, approximately $48.7 million, net of debt discount of $23.1 million, of the Notes were outstanding at December 31, 2008.

Holders who convert their Notes in connection with certain events occurring on or prior to April 1, 2013 constituting a "make whole fundamental change" (as defined in Note 16 to the Consolidated Financial Statements) will be entitled to an increase in the conversion rate as described in Note 16 to our Consolidated Financial Statements in this Report.

If we make at least 10 scheduled semi-annual interest payments, the Notes are subject to redemption at our option at any time on or after April 1, 2013, at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any.

The Indenture contains customary financial reporting requirements and also contains restrictions on mergers and asset sales. The Indenture also provides that upon certain events of default, including without limitation failure to pay principal or interest, failure to deliver a notice of fundamental change, failure to convert the Notes when required, acceleration of other material indebtedness and failure to pay material judgments, either the trustee or the holders of 25% in aggregate principal amount of the Notes may declare the principal of the Notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency relating to us or our significant subsidiaries, the principal amount of the Notes and accrued interest automatically becomes due and payable.

Concurrently with the offering of the Notes, on April 10, 2008, we entered into a share lending agreement (the "Share Lending Agreement") with Merrill Lynch International (the "Borrower"), through Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent for Borrower (in such capacity, the "Borrowing Agent"), pursuant to which we agreed to lend up to 36,144,570 shares of Common Stock (the "Borrowed Shares") to the Borrower, subject to certain adjustments set forth in the Share Lending Agreement, for a period ending on the earliest of (i) the date we notify the Borrower in writing of its intention to terminate the Share Lending Agreement at any time after the entire principal amount of the Notes ceases to be outstanding and we have settled all payments or deliveries in respect of the Notes (as the settlement may be extended pursuant to market disruption events or otherwise pursuant to the Indenture), whether as a result of conversion, redemption, repurchase, cancellation, at maturity or otherwise, (ii) our written agreement with the Borrower to terminate, (iii) the occurrence of a Borrower default, at our option, and (iv) the occurrence of our default, at the option of the Borrower. Pursuant to the Share Lending Agreement, upon the termination of the share loan, the Borrower must return the Borrowed Shares to us. The only exception would be that, if pursuant to a merger, recapitalization or reorganization, the Borrowed Shares were exchanged for or converted into cash, securities or other property ("Reference Property"), the Borrower would return the Reference Property. Upon the conversion of Notes (in whole or in part), a number of Borrowed Shares proportional to the conversion rate for such notes must be returned to us. At our election, the Borrower may remit cash equal to the market value of the corresponding Borrowed Shares instead of returning to us the Borrowed Shares otherwise required by conversions of the Notes.

On April 10, 2008, we entered into an underwriting agreement (the "Equity Underwriting Agreement") with the Borrower and the Borrowing Agent. Pursuant to and upon the terms of the Share Lending Agreement, we will issue and lend the Borrowed Shares to the Borrower as a share loan. The Borrowing Agent also is acting as an underwriter (the "Equity Underwriter") with respect to the Borrowed Shares which were being offered to the public. The Borrowed Shares include an aggregate of approximately 32.0 million shares of Common Stock loaned by us to the Borrower on separate occasions, delivered pursuant to the Share Lending Agreement and the Underwriting Agreement, and an additional 4.2 million shares of Common Stock that, from time to time, may be borrowed from us by the Borrower pursuant to the Share Lending Agreement and the Underwriting Agreement and subsequently offered and sold at prevailing market prices at the time of sale or negotiated prices. The sale of the Borrowed Shares was registered under the S-3(33-149798). We used two prospectus supplements for the transaction, one for the sale of the convertible notes (and the underlying common stock) and the other for the sale of the Borrowed Shares. We filed the prospectus supplement for the sale of the Borrowed Shares pursuant to Rule 424(b) (3) on April 2, 2008 and pursuant to Rule 424(b) (5) on April 14, 2008. At December 31, 2008, approximately 24.2 million Borrowed Shares remained outstanding. The Borrower returned to us an additional 6.9 million Borrowed Shares in January 2009.

We will not receive any proceeds from the sale of the Borrowed Shares pursuant to the Share Lending Agreement but will receive a nominal lending fee of $0.0001 per share for each share of Common Stock that we loan to the Borrower pursuant to the Share Lending Agreement. The Borrower will receive all of the proceeds from the sale of Borrowed Shares pursuant to the Share Lending Agreement. At our election, the Borrower may remit to us cash equal to the market value of the corresponding Borrowed Shares instead of returning the Borrowed Shares to us as a result of conversions by Note holders.

The shares that we loaned to the Borrower will be issued and outstanding for corporate law purposes, and accordingly, the holders of the Borrowed Shares will have all of the rights of a holder of our outstanding shares, including the right to vote the shares on all matters submitted to a vote of our stockholders and the right to receive any dividends or other distributions that we may pay or makes on its outstanding shares of Common Stock. However, under the Share Lending Agreement, the Borrower has agreed:

- To pay, within one business day after the relevant payment date, to us an amount equal to any cash dividends that we pay on the Borrowed Shares; and

- To pay or deliver to us, upon termination of the loan of Borrowed Shares, any other distribution, in liquidation or otherwise, that we make on the Borrowed Shares.

To the extent the Borrowed Shares we initially lent under the Share Lending Agreement and offered in the Common Stock offering have not been sold or returned to it, the Borrower has agreed that it will not vote any such Borrowed Shares. The Borrower has also agreed under the Share Lending Agreement that it will not transfer or dispose of any Borrowed Shares, other than to its affiliates, unless the transfer or disposition is pursuant to a registration statement that is effective under the Securities Act. However, investors that purchase the shares from the Borrower (and any subsequent transferees of such purchasers) will be entitled to the same voting rights with respect to those shares as any other holder of our Common Stock.

On December 18, 2008, we entered into Amendment No. 1 to Share Lending Agreement with the Borrower and the Borrowing Agent. Pursuant to Amendment No.1, we have the option to request the Borrower to deliver cash instead of returning borrowed shares of Company Common Stock upon any termination of loans at the Borrower's option, at the termination date of the Share Lending Agreement or when the outstanding loaned shares exceed the maximum number of shares permitted under the Share Lending Agreement. The consent of the Borrower is required for any cash settlement, which consent may not be unreasonably withheld, subject to the Borrower's determination of applicable legal, regulatory or self-regulatory requirements or other internal policies. Any loans settled in shares of Company Common Stock will be subject to a return fee based on the stock price as agreed by us and the Borrower. The return fee will not be less than $0.005 per share or exceed $0.05 per share.

As a result of this amendment, we believe that, under generally accepted accounting principles in the United States as currently in effect, the approximately 24.2 million Borrowed Shares currently outstanding under the Share Lending Agreement will be considered outstanding for the purpose of computing and reporting our earnings per share. Prior to this amendment, the Borrowed Shares were not considered outstanding for the purpose of computing and reporting our earnings per share due to the substantial elimination of the economic dilution due to contractual provisions, that otherwise would have resulted from the issuance of the Borrowed Shares.

We evaluated the various embedded derivatives within the Indenture for bifurcation from the Notes under the provisions of FASB's Statement of Financial Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), Emerging Issues Task Force Issue No. 01-6, "The Meaning of Indexed to a Company's Own Stock" ("EITF 01-6") and Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"). Based upon our detailed assessment, we concluded that these embedded derivatives were either (i) excluded from bifurcation as a result of being clearly and closely related to the Notes or are indexed to our Common Stock and would be classified in stockholders' equity if freestanding or (ii) the fair value of the embedded derivatives was estimated to be immaterial.

Upon adoption of FSP APB 14-1, we measured the fair value of the $150 million principal amount of Notes issued in April 2008, using an interest rate that we could have obtained at the date of issuance for similar debt instruments without an embedded conversion option. Based on this analysis, we determined that the fair value of the Notes was approximately $95.5 million as of the issuance date, a reduction of approximately $54.5 million in the carrying value of the Notes. Also in accordance with FSP APB 14-1, we are required to allocate a portion of the $4.8 million debt issuances costs that were directly related to the issuance of the Notes between a liability component and an equity component as of the issuance date, using the interest rate method as discussed above. Based on this analysis, we reclassified approximately $1.8 million of these costs as a component of equity.

In 2008, holders of $36.0 million aggregate principal amount of Notes, or 24% of the Notes originally issued, submitted notices of conversion to the trustee in order to convert their Notes into Common Stock and cash in accordance with the terms of the Notes. We also entered into agreements with holders of an additional $42.2 million aggregate principal amount of Notes, or 28% of the Notes originally issued, to exchange the Notes for a combination of Common Stock and cash. We issued approximately 23.6 million shares of our Common Stock and paid a nominal amount of cash for fractional shares in connection with the conversions and exchanges. In addition, the holders received an early conversion make whole amount of approximately $9.3 million representing the next five semi-annual interest payments that would have become due on the converted Notes, which was paid from funds in an escrow account for the benefit of the holders of the Notes. In the exchanges, Note holders received additional consideration in the form of cash payments or additional shares of our Common Stock in the amount of approximately $1.1 million to induce exchanges. As a result of adopting FSP APB 14-1, we recognized a gain from extinguishment of debt of $49.0 million during 2008. After this conversion, approximately $48.7 million, net of debt discount of $23.1 million, of the Notes were outstanding at December 31, 2008.

***Credit Agreement***

On August 16, 2006, we entered into an amended and restated credit agreement with Wachovia Investment Holdings, LLC, as administrative agent and swingline lender, and Wachovia Bank, National Association, as issuing lender, which was subsequently amended on September 29 and October 26, 2006. On December 17, 2007, Thermo Funding was assigned all the rights (except indemnification rights) and assumed all the obligations of the administrative agent and the lenders under the amended and restated credit agreement and the credit agreement was again amended and restated. On December 18, 2008, we entered into a First Amendment to Second Amended and Restated Credit Agreement with Thermo Funding, as lender and administrative agent, to increase the amount available to us under the revolving credit facility from $50 million to $100 million. We have also borrowed an aggregate of $100.0 million under the term loan facility of the credit agreement. In addition to the $200.0 million revolving and term loan facilities, the amended and restated credit agreement permits us to incur additional term loans on an equally and ratably secured, *pari passu*, basis in an aggregate amount of up to $250.0 million (plus the amount of any reduction in the delayed draw term loan facility or prepayment of loans) from the lenders under the credit agreement or other banks, financial institutions or investment funds approved by us and the administrative agent. We have not sought commitments for these additional term loans. These additional term loans may be incurred only if no event of default then exists and if we are in pro-forma compliance with all of the financial covenants of the credit agreement.

The credit agreement limits the amount of our capital expenditures, requires us to maintain minimum liquidity of $5.0 million and provides that as of the end of the second full fiscal quarter after we place 24 of our second-generation satellites into service and at the end of each fiscal quarter thereafter, we must maintain a consolidated senior secured leverage ratio of not greater than 5.0 to 1.0. We were in compliance with these financial covenants at December 31, 2008. Additionally, the credit agreement limits our ability to make dividend payments and other distributions.

All loans will mature on December 31, 2012. Revolving credit loans bear interest at LIBOR plus 4.25% to 4.75% or the greater of the prime rate or the Federal Funds rate plus 3.25% to 3.75%. We had borrowings of $66.1 million under the revolving credit facility at December 31, 2008. The delayed draw term loan bears interest at either 5% plus the greater of the prime rate and the Federal Funds rate plus 0.5%, or LIBOR plus 6%. The delayed draw term loan facility bears an annual commitment fee of 2.0% until drawn or terminated. The revolving credit loan facility bears an annual commitment fee of

0.5% until drawn or terminated. Additional term loans will bear interest at rates to be negotiated. The loans may be prepaid without penalty at any time. On September 29, 2008, we and Thermo agreed that, effective May 26, 2008, all payment of interest on the debt would be deferred until 45 days after Thermo provides notice that the interest is then payable. Interest will accrue on this outstanding interest at the same rate as the underlying loan and be compounded on December 31, 2008 and annually thereafter.

To hedge a portion of the interest rate risk with respect to the delayed draw term loans, we entered into a five-year interest rate swap agreement. See "Note 14: Derivatives" of the Notes to Consolidated Financial Statements in this Report. Upon the assumption of the credit agreement by Thermo Funding, the interest rate swap agreement was amended to require us to provide collateral in cash and securities equal to the negative value of the interest rate swap. On December 10, 2008, we terminated the interest rate swap agreement by making a payment of approximately $9.2 million. At December 31, 2007 and 2006, the negative value of the interest rate swap agreement was classified as a non-current liability.

***Irrevocable Standby Stock Purchase Agreement***

In connection with the execution of the initial Wachovia credit agreement on April 24, 2006, we entered into an irrevocable standby stock purchase agreement with Thermo Funding pursuant to which it agreed to purchase under the circumstances described below up to 12,371,136 shares of our Common Stock at a price per share of approximately $16.17 (approximately $200.0 million in the aggregate), without regard to any future increase or decrease in the trading price of our Common Stock. Thermo Funding's obligation to purchase these shares was secured by the escrow of cash and marketable securities in an amount equal to 105% of its unfunded commitment. Thermo Funding completed its purchase of all shares subject to the agreement on November 2, 2007. All requirements were fulfilled by Thermo Funding by November 2007. As required by the pre-emptive rights provisions contained in our former certificate of incorporation, we intend to offer our stockholders as of June 15, 2006 who are accredited investors (as defined under the Securities Act of 1933) and who received 36 or more shares of our Common Stock as a result of the Old Globalstar bankruptcy, the opportunity to purchase shares of our Common Stock on substantially the same terms as Thermo Funding. These stockholders, excluding stockholders who have waived their pre-emptive rights, will be entitled to purchase, and upon entering into a commitment may elect to purchase at any time thereafter, up to 785,328 additional shares of our Common Stock at approximately $16.17 per share in the pre-emptive rights offering.

***Contractual Obligations and Commitments***

At December 31, 2008, we have a remaining commitment to purchase a total of $49.2 million of mobile phones, services and other equipment under various commercial agreements with QUALCOMM. We expect to fund this remaining commitment from our working capital, funds generated by our operations, and, if necessary, additional capital from the issuance of equity or debt or a combination thereof. On October 28, 2008, we and QUALCOMM amended our agreement to extend the term for 12 months and defer delivery of mobile phones and related equipment until 2011.

Effective August 10, 2007 (the "Effective Date"), our board of directors, upon recommendation of the Compensation Committee, approved the concurrent termination of our Executive Incentive Compensation Plan and awards of restricted stock or restricted stock units under our 2006 Equity Incentive Plan to five executive officers (the "Participants"). Each Award Agreement provides that the recipient will receive awards of restricted Common Stock or restricted stock units, which upon vesting, each entitle him to one share of our Common Stock. Total benefits per Participant (valued at the grant date) are approximately $6.0 million, which represents an increase of approximately $1.5 million in potential compensation compared to the maximum potential benefits under the Executive Incentive Compensation Plan. However, the new Award Agreements extend the vesting period by up to two years and provide for payment in shares of Common Stock instead of cash, thereby enabling us to conserve our cash for capital expenditures for the procurement and launch of our second-generation satellite constellation and related ground station upgrades. One of the original five Participants left our employ in January 2009 and agreed to provide consulting services through December 31, 2009. If he fulfills all the terms of the consulting agreement, he will receive all but $750,000 of the original compensation in accordance with a modified vesting schedule.

On November 30, 2006, we and Thales Alenia Space entered into a definitive contract pursuant to which Thales Alenia Space will construct 48 low-earth- orbit satellites in two batches (the first of 25, including a proto-flight model satellite, and the second of 23) for our second-generation satellite constellation. Under the contract, Thales Alenia Space also will provide launch support services and mission operations support services. We have contracted separately with our Launch Provider for launch services and will do so for launch insurance for the satellites. The total contract price, including subsequent additions, will be approximately €670.3 million, (approximately $931.1 million at a weighted average conversion rate of €1.00 = $1.3891 at December 31, 2008 including approximately €146.8 million which was paid by us in U.S. dollars at a fixed conversion rate of €1.00 = $1.2940), subject to reduction by approximately €28.0 million (approximately $41.2 million) if we elect to accelerate construction and delivery of the second batch of satellites. Of the €670.3 million, approximately €630.1 million ($875.3 million) will be paid for the design, development and manufacture of the satellites and approximately €40.2 million ($55.8 million) will be paid for launch and mission support services. We are also obligated to pay Thales Alenia Space up to $75.0 million in bonus payments depending upon the fulfillment of various conditions, including our cumulative EBITDA exceeding certain projections, Thales Alenia Space's achievement of the specified delivery schedule and satisfactory operation of the satellites after delivery. The approximately €12.4 million ($16.0 million) paid by us to Thales Alenia Space pursuant to an Authorization to Proceed dated October 5, 2006, as amended, was credited against payments to be made by us under the contract. We have established and maintain an escrow account with a commercial bank to secure our payment obligations under the contract, with the amount of the escrow account equal to approximately the next two quarterly payments required by the contract. The initial escrow deposit was €40.0 million. We and Thales Alenia Space entered into the escrow agreement on December 21, 2006. We obtained the consent of our lenders to establish the escrow account. Payments under the contract began in the fourth quarter of 2006 and will extend into the fourth quarter of 2013 unless we elect to accelerate the delivery of the second batch of satellites. The contract requires Thales Alenia Space to commence delivery of the satellites in the third quarter of 2009, with deliveries continuing until the third quarter of 2013, unless we elect to accelerate deliveries. If we elect to accelerate delivery of the second batch of satellites, it is contemplated that all of the satellites will be delivered by the third quarter of 2010. We have made payments in the amount of approximately €258.1 million (approximately $347.5 million) through December 31, 2008 under this contract. At our request, Thales Alenia Space has presented a four-part sequential plan to us for accelerating delivery of the initial 24 satellites by up to four months. The expected cost of this acceleration will range from approximately €6.7 million to €13.4 million ($9.4 million to $18.9 million at €1.00 = $1.4097 at December 31, 2008). In 2007, we authorized the first two portions of this plan with an additional cost of €4.1 million ($5.9 million at €1.00 = $1.4499). We cannot provide assurance that the acceleration will occur.

In March, 2007, we entered into an agreement with Thales Alenia Space for the construction of the Satellite Operations Control Centers, Telemetry Command Units and In Orbit Test Equipment (collectively, the "Control Network Facility") for our second-generation satellite constellation. This agreement complements the second-generation satellite construction contract with Thales Alenia Space for the construction of 48 low-earth orbit satellites and allows Thales Alenia Space to coordinate all aspects of the second-generation satellite constellation project, including the transition of first-generation software and hardware to equipment for the second generation. The total contract price for the construction and associated services is €9.2 million (approximately $13.1 million at a weighted average conversion rate of €1.00 = $1.4252) consisting of €4.1 million for the Satellite Operations Control Centers, €3.1 million for the Telemetry Command Units and €2.0 million for the In Orbit Test Equipment, with payments to be made on a quarterly basis through completion of the Control Network Facility in late 2009. We have the option to terminate the contract if excusable delays affecting Thales Alenia Space's ability to perform the contract total six consecutive months or at its convenience. If we terminate the contract, we must pay Thales Alenia Space the lesser of its unpaid costs for work performed by Thales Alenia Space and its subcontractors or payments for the next two quarters following termination. If Thales Alenia Space has not completed the Control Network Facility acceptance review within sixty days of the due date, we will be entitled to certain liquidated damages. Failure to complete the Control Network Facility acceptance review on or before six months after the due date results in a default by Thales Alenia Space, entitling us to a refund of all payments, except for liquidated damage amounts previously paid or with respect to items where final delivery has occurred. The Control Network Facility, when accepted, will be covered by a limited one-year warranty. The contract contains customary arbitration and indemnification provisions. We have made payments in the amount of approximately €6.7 million (approximately $9.9 million) through December 31, 2008.

On September 5, 2007, we entered into a contract with Arianespace (our "Launch Provider") for the launch of our second-generation satellites and certain pre and post-launch services. Pursuant to the contract, our Launch Provider will make four launches of six satellites each, and we have the option to require our Launch Provider to make four additional launches of six satellites each. The total contract price for the first four launches is $216.1 million. The cost for the launch of the first 24 satellites under this contract is included in the estimated $1.26 billion (at a weighted average conversion rate of €1.00=$1.3151) to procure and deploy our second-generation satellite constellation and related gateway upgrades. The anticipated time period for the first four launches ranges from as early as the fourth quarter of 2009 through the end of 2010 and the optional launches are available from spring 2010 through the end of 2014. Prolonged delays due to postponements by us or our Launch Provider may result in adjustments to the payment schedule. On July 5, 2008, we amended our agreement with our Launch Provider for the launch of our second-generation satellites and certain pre and post-launch services. Under the amended terms, we can defer payment on up to 75% of certain amounts due to the Launch Provider. The deferred payments will incur annual interest at 8.5% to 12% and become payable one month before the corresponding launch date. As of December 31, 2008, we have incurred $26.3 million associated with the launch services contract.

On May 14, 2008, we entered into a contract with Hughes under which Hughes will design, supply and implement the Radio Access Network ("RAN") ground network equipment and software upgrades for installation at a number of our satellite gateway ground stations and satellite interface chips to be a part of the User Terminal Subsystem (UTS) in our various next-generation devices. The total contract purchase price of approximately $100.8 million is payable in various increments over a period of 40 months. We have the option to purchase additional RANs and other software and hardware improvements at pre-negotiated prices. As of December 31, 2008, we have made payments in the amount of approximately $5.4 million associated with this contract. We expensed $1.8 million of these payments and capitalized $3.6 million as second-generation ground component.

On October 8, 2008, we signed an agreement with Ericsson, a leading global provider of technology and services to telecom operators. According to the $22.7 million contract, Ericsson will work with us to develop, implement and maintain a ground interface, or core network, system that will be installed at our satellite gateway ground stations. The all Internet protocol (IP) based core network system is wireless 3G/4G compatible and will link our radio access network to the public-switched telephone network (PSTN) and/or Internet. Design of the new core network system is now underway. The agreement represents the final significant ground network infrastructure component for our next-generation of advanced IP-based satellite voice and data services.

Long-term obligations at December 31, 2008, assuming borrowing of the entire $200.0 million under our credit agreement, are as follows:

| Contractual Obligations: | Less than 1 Year | 1-3 Years | 3-5 Years | More Than 5 Years | Total |
|---|---|---|---|---|---|
| | | | (In millions) | | |
| Long-term debt obligations(1)(2) | $ — | $ 200.0 | $ 71.8 | $ — | $ 271.8 |
| Operating lease obligations | 1.4 | 2.3 | 0.8 | 0.1 | 4.6 |
| Purchase obligations(3) | 303.9 | 590.4 | 94.2 | — | 988.5 |
| Pension obligations | 0.4 | 2.6 | 1.8 | — | 4.8 |
| **Total** | $ 305.7 | $ 795.3 | $ 168.6 | $ 0.1 | $ 1,269.7 |

**Payments due by period:**

(1) Does not include interest on debt obligations. Approximately $200.0 million of our debt bears interest at a floating rate and, accordingly, we are unable to predict interest costs in future years. In addition, future interest costs will depend on the outstanding balance from time to time of the revolving credit facility under our credit agreement and the date on which we borrow the delayed draw term loan. See "Credit Agreement" above.

(2) All of the indebtedness under our credit agreement may be accelerated by the lender upon an event of default. See "—Liquidity and Capital Resources—Credit Agreement." Events of default under the credit agreement include default under certain covenants.

(3) The purchase obligations for the construction of 48 low-earth satellites and the Control Network facility are converted to U.S. dollars using an exchange rate of €1.00 = $1.4097.

## Off-Balance Sheet Transactions

We have no material off-balance sheet transactions.

## Recently Issued Accounting Pronouncements

See "Note 2: Summary of Accounting Policies" of the Consolidated Financial Statements in this Report.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our services and products are sold, distributed or available in over 120 countries. Our international sales are made primarily in U.S. dollars, Canadian dollars, Brazilian reais and Euros. In some cases insufficient supplies of U.S. currency may require us to accept payment in other foreign currencies. We reduce our currency exchange risk from revenues in currencies other than the U.S. dollar by requiring payment in U.S. dollars whenever possible and purchasing foreign currencies on the spot market when rates are favorable. We currently do not purchase hedging instruments to hedge foreign currencies. However, our credit agreement requires us to do so on terms reasonably acceptable to the administrative agent not later than 90 days after the end of any quarter in which more than 25% of our revenue is originally denominated in a single currency other than U.S. or Canadian dollars.

As discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Obligations and Commitments," we have entered into two separate contracts with Thales Alenia Space to construct 48 low earth orbit satellites for our second-generation satellite constellation and to provide launch-related and operations support services, and to construct the Satellite Operations Control Centers, Telemetry Command Units and In-Orbit Test Equipment for our second-generation satellite constellation. A substantial majority of the payments under the Thales Alenia Space agreements, are denominated in Euros.

Our interest rate risk arises from our variable rate debt under our credit agreement, under which loans bear interest at a floating rate based on the U.S. prime rate or LIBOR. Assuming that we borrowed the entire $200.0 million in revolving and term debt available under our credit agreement, a 1.0% change in interest rates would result in a change to interest expense of approximately $2.0 million annually.

Our exposure to fluctuations in currency exchange rates has increased significantly as a result of contracts for the construction of our second- generation constellation satellite and the related control network facility, which are primarily payable in Euros. A 1.0% decline in the relative value of the U.S. dollar, on the remaining balance related to these contracts of approximately €414.7 million on December 31, 2008, would result in $5.9 million of additional payments. See "Note 4: Property and Equipment" of the Consolidated Financial Statements in this Report.

## CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Globalstar, Inc.

We have audited the accompanying consolidated balance sheets of Globalstar, Inc. ("Globalstar") as of December 31, 2008 and 2007, and the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited Globalstar's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Globalstar's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Globalstar as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Globalstar maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The accompanying financial statements have been prepared assuming that Globalstar will continue as a going concern. As discussed in Note 1 to the financial statements, Globalstar has suffered recurring losses from operations and has a liquidity deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 8 to the accompanying Consolidated Financial Statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." As discussed in Note 19 to the Consolidated Financial Statements, the Consolidated Financial Statements have been adjusted for the retrospective application of Financial Accounting Standards Board Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments that May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement)", which became effective January 1, 2009.

/s/ CROWE HORWATH LLP

Oak Brook, Illinois
March 31, 2009, except for Note 19, as to which the date is August 20, 2009

## GLOBALSTAR, INC.

## CONSOLIDATED BALANCE SHEETS

**(In thousands)**

| | December 31, 2008 As Adjusted (Note 19) | December 31, 2007 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 12,357 | $ 37,554 |
| Accounts receivable, net of allowance of $5,205 (2008), and $4,177 (2007) | 10,075 | 12,399 |
| Inventory | 55,105 | 54,939 |
| Advances for inventory | 9,314 | 9,769 |
| Deferred tax assets | — | 1,257 |
| Prepaid expenses and other current assets | 5,565 | 3,262 |
| Total current assets | 92,416 | 119,180 |
| Property and equipment, net | 642,264 | 290,103 |
| Other assets: | | |
| Restricted cash | 57,884 | 80,871 |
| Deferred tax assets | — | 20,303 |
| Other assets, net | 15,670 | 2,518 |
| Total assets | $ 808,234 | $ 512,975 |
| **LIABILITIES AND OWNERSHIP EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 28,370 | $ 8,400 |
| Accrued expenses | 29,998 | 17,650 |
| Payables to affiliates | 3,344 | 1,487 |
| Deferred revenue | 19,354 | 19,396 |
| Current portion of long term debt | 33,575 | — |
| Total current liabilities | 114,641 | 46,933 |
| Borrowings under revolving credit facility | 66,050 | 50,000 |
| Long term debt | 172,295 | — |
| Employee benefit obligations, net of current portion | 4,782 | 1,779 |
| Other non-current liabilities | 13,713 | 8,719 |
| Total non-current liabilities | 256,840 | 60,498 |
| Ownership equity: | | |
| Preferred stock, $0.0001 par value; 100,000 shares authorized, issued and outstanding—none | — | — |
| Common stock, $0.0001 par value; 800,000 shares authorized, 136,606 and 83,693 shares issued and outstanding at December 31, 2008 and 2007, respectively | 14 | 8 |
| Additional paid-in capital | 463,822 | 407,743 |
| Accumulated other comprehensive income (loss) | (6,304) | 3,411 |
| Retained deficit | (20,779) | (5,618) |
| Total ownership equity | 436,753 | 405,544 |
| Total liabilities and ownership equity | $ 808,234 | $ 512,975 |

See notes to Consolidated Financial Statements.

## GLOBALSTAR, INC.

## CONSOLIDATED STATEMENTS OF INCOME (LOSS)

### (In thousands, except per share data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 As Adjusted (Note 19) | 2007 | 2006 |
| Revenue: | | | |
| Service revenue | $ 61,794 | $ 78,313 | $ 92,037 |
| Subscriber equipment sales | 24,261 | 20,085 | 44,634 |
| Total revenue | 86,055 | 98,398 | 136,671 |
| Operating expenses: | | | |
| Cost of services (exclusive of depreciation and amortization shown separately below) | 37,132 | 27,775 | 28,091 |
| Cost of subscriber equipment sales: | | | |
| Cost of subscriber equipment sales | 17,921 | 13,863 | 40,396 |
| Cost of subscriber equipment sales—impairment of assets | 405 | 19,109 | 1,943 |
| Total cost of subscriber equipment sales | 18,326 | 32,972 | 42,339 |
| Marketing, general, and administrative | 61,351 | 49,146 | 43,899 |
| Depreciation and amortization | 26,956 | 13,137 | 6,679 |
| Total operating expenses | 143,765 | 123,030 | 121,008 |
| Operating income (loss) | (57,710) | (24,632) | 15,663 |
| Other income (expense): | | | |
| Gain on extinguishment of debt | 49,042 | — | — |
| Interest income | 4,713 | 3,170 | 1,172 |
| Interest expense | (5,733) | (9,023) | (587) |
| Interest rate derivative loss | (3,259) | (3,232) | (2,716) |
| Other income (expense) | (4,497) | 8,656 | (3,980) |
| Total other income (expense) | 40,266 | (429) | (6,111) |
| Income (loss) before income taxes | (17,444) | (25,061) | 9,552 |
| Income tax expense (benefit) | (2,283) | 2,864 | (14,071) |
| Net income (loss) | $ (15,161) | $ (27,925) | $ 23,623 |
| Earnings (loss) per common share: | | | |
| Basic | $ (0.18) | $ (0.36) | $ 0.37 |
| Diluted | (0.18) | (0.36) | 0.37 |
| Weighted-average shares outstanding: | | | |
| Basic | 86,405 | 77,169 | 63,710 |
| Diluted | 86,405 | 77,169 | 64,076 |

See notes to Consolidated Financial Statements.

## GLOBALSTAR, INC.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

**(In thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 As Adjusted (Note 19) | 2007 | 2006 |
| Net income (loss) | $ (15,161) | $ (27,925) | $ 23,623 |
| Other comprehensive income (loss): | | | |
| Minimum pension liability adjustment | (3,516) | 402 | 524 |
| Net foreign currency translation adjustment | (6,199) | 4,175 | 194 |
| Total comprehensive income (loss) | $ (24,876) | $ (23,348) | $ 24,341 |

See notes to Consolidated Financial Statements.

# GLOBALSTAR, INC.

## CONSOLIDATED STATEMENTS OF OWNERSHIP EQUITY

### (In thousands, as adjusted (Note 19))

| | Member Interest Units Common Shares | Common Stock Amount | Additional Paid-In Capital | Member Interests Amount | Accumulated Other Comprehensiv e Income (Loss) | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|---|---|
| Balances—December 31, 2005 | 61,856 | $ — | $ — | $ 73,314 | $ (1,884) | $ — | $ 71,430 |
| Member interests Series A—18,442 | | | | | | | |
| Member interests Series B—4,154 | | | | | | | |
| Member interests Series C—39,259 | | | | | | | |
| Recapitalization | — | 6 | 73,308 | (73,314) | — | — | — |
| Issuance of common stock upon initial public offering, net of related offering costs of $10,854 | 7,500 | 1 | 116,645 | — | — | — | 116,646 |
| Issuance of common stock in relation to the GAT acquisition | 4 | — | 249 | — | — | — | 249 |
| Conversion of Redeemable common stock related to GAT settlement | 15 | — | — | — | — | — | — |
| Issuance of restricted stock awards and recognition of stock-based compensation | 242 | — | 1,185 | — | — | — | 1,185 |
| Distribution payable to member | — | — | — | — | — | (686) | (686) |
| Contribution of services | — | — | 189 | — | — | — | 189 |
| Issuance of common stock in connection with Thermo agreement | 2,928 | — | 47,343 | — | — | — | 47,343 |
| Other comprehensive income | — | — | — | — | 718 | — | 718 |
| Net income | — | — | — | — | — | 23,623 | 23,623 |
| Balances—December 31, 2006 | 72,545 | 7 | 238,919 | — | (1,166) | 22,937 | 260,697 |
| Issuance of common stock in connection with Thermo agreement | 9,443 | 1 | 152,656 | — | — | — | 152,657 |
| Issuance of restricted stock awards and recognition of stock-based compensation | 1,179 | — | 10,430 | — | — | — | 10,430 |
| Issuance of common stock related to GAT settlement (including interest) | 154 | — | 123 | — | — | — | 123 |
| Issuance of common stock related to GdeV acquisition | 25 | — | 246 | — | — | — | 246 |
| Contribution of services | — | — | 420 | — | — | — | 420 |
| Conversion of redeemable common stock related to GAT settlement | 347 | — | 4,949 | — | — | — | 4,949 |
| Adoption of FIN 48 | — | — | — | — | — | (630) | (630) |
| Other comprehensive income | — | — | — | — | 4,577 | — | 4,577 |
| Net loss | — | — | — | — | — | (27,925) | (27,925) |
| Balances—December 31, 2007 | 83,693 | 8 | 407,743 | — | 3,411 | (5,618) | 405,544 |
| Issuance of restricted stock awards and recognition of stock-based compensation | 2,051 | — | 12,608 | — | — | — | 12,608 |
| Issuance of convertible notes, net of deferred taxes of $22,417 and issuance costs of $1,762 | — | — | 29,978 | — | — | — | 29,978 |
| Conversion of Notes | 25,811 | 3 | 6,524 | — | — | — | 6,527 |
| Issuance of common stock in relation to Brazil acquisition | 883 | — | 6,000 | — | — | — | 6,000 |
| Contribution of services | — | — | 449 | — | — | — | 449 |
| Issuance of common stock under the Share Loan Facility, net | 24,168 | 3 | 520 | — | — | — | 523 |
| Other comprehensive loss | — | — | — | — | (9,715) | — | (9,715) |
| Net loss | — | — | — | — | — | (15,161) | (15,161) |
| Balances—December 31, 2008 | 136,606 | $ 14 | $ 463,822 | $ — | $ (6,304) | $ (20,779) | $ 436,753 |

See notes to Consolidated Financial Statements.

# GLOBALSTAR, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

## (In thousands)

| | Year Ended December 31, 2008 As Adjusted (Note 19) | 2007 | 2006 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income (loss) | $ (15,161) | $ (27,925) | $ 23,623 |
| Adjustments to reconcile net income (loss) to net cash from operating activities: | | | |
| Deferred income taxes | (1,432) | (554) | (17,720) |
| Depreciation and amortization | 26,956 | 13,137 | 6,679 |
| Interest rate derivative loss | 3,259 | 3,232 | 2,716 |
| Stock-based compensation expense | 12,482 | 9,570 | 1,185 |
| Loss on disposal of fixed assets | 113 | 198 | 51 |
| Gain on conversion of convertible notes | (49,042) | — | — |
| Provision for bad debts | 1,818 | 1,774 | 2,191 |
| Interest income on restricted cash | (4,015) | (2,310) | — |
| Contribution of services | 449 | 420 | 189 |
| Equity losses in investee | 249 | — | — |
| Amortization of deferred financing costs | 2,913 | 8,109 | 294 |
| Impairment of assets | 405 | 19,109 | 1,943 |
| Non-cash expenses related to debt conversion | 508 | — | — |
| Interest on Note Payable | — | — | 52 |
| Changes in operating assets and liabilities, net of acquisitions: | | | |
| Accounts receivable | (128) | 6,416 | 1,109 |
| Inventory | (12,416) | (36,445) | (18,090) |
| Advances for inventory | (1,695) | 7,912 | (2,084) |
| Prepaid expenses and other current assets | 2,137 | (971) | (46) |
| Other assets | (1,805) | (44) | (1,242) |
| Receivables from affiliates | — | — | (43) |
| Accounts payable | 6,825 | 2,494 | (746) |
| Payables to affiliates | 2,261 | (5,075) | 3,160 |
| Accrued expenses and employee benefit obligations | (5,123) | (2,503) | 2,277 |
| Other non-current liabilities | (965) | (503) | 195 |
| Deferred revenue | 822 | (3,710) | 8,878 |
| Net cash from (used in) operating activities | (30,585) | (7,669) | 14,571 |
| Cash flows from investing activities: | | | |
| Spare and second-generation satellites and launch costs | (268,433) | (165,377) | (103,185) |
| Second-generation ground | (5,697) | — | — |
| Property and equipment additions | (11,956) | (4,612) | (4,359) |
| Proceeds from sale of property and equipment | 141 | 263 | — |
| Payment for intangible assets | — | (1,657) | (191) |
| Investment in businesses | (2,620) | — | — |
| Cash acquired on purchase of subsidiary | 1,839 | — | — |
| Restricted cash | 28,145 | (11,995) | (52,581) |
| Net cash used in investing activities | (258,581) | (183,378) | (160,316) |
| Cash flows from financing activities: | | | |
| Net proceeds from initial public offering | — | — | 116,646 |
| Proceeds from Thermo under the irrevocable standby stock purchase agreement | — | 152,657 | 47,343 |
| Borrowings from long term debt | 100,000 | — | — |
| Proceeds from revolving credit loan, net | 16,050 | 50,000 | — |
| Borrowings from long-term convertible senior notes | 150,000 | — | — |
| Proceeds from subscription receivable | — | — | 13,000 |
| Payments on notes payable | — | (477) | (195) |
| Deferred financing cost payments | (4,893) | (2,503) | (5,507) |
| Distribution to affiliate | — | — | (686) |
| Payments related to interest rate swap derivative margin account | (9,144) | (6,188) | — |
| Issuance of Common Stock | 520 | — | — |
| Net cash from financing activities | 252,533 | 193,489 | 170,601 |
| Effect of exchange rate changes on cash | 11,436 | (8,586) | (1,428) |
| Net increase (decrease) in cash and cash equivalents | (25,197) | (6,144) | 23,428 |
| Cash and cash equivalents, beginning of period | 37,554 | 43,698 | 20,270 |
| Cash and cash equivalents, end of period | $ 12,357 | $ 37,554 | $ 43,698 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid for: | | | |
| Interest | $ 15,987 | $ 3,526 | $ 1,271 |
| Income taxes | $ 1,001 | $ 173 | $ 2,701 |
| Supplemental disclosure of non-cash financing and investing activities: | | | |
| Accrued launch costs and second-generation satellites costs | $ 14,762 | $ 3,583 | $ 7,944 |
| Capitalization of interest for spare and second-generation satellites and launch costs | $ 15,964 | $ 196 | $ 884 |
| Vendor financing of second-generation Globalstar System | $ 57,200 | — | — |
| Non-cash capitalization of interest expense | $ 1,970 | — | — |
| Conversion of Convertible Senior Notes into Common Stock | $ 78,196 | — | — |
| Accretion of debt discount | $ 5,902 | — | — |
| Issuance of redeemable common stock in conjunction with acquisition | — | — | $ 4,949 |
| Conversion of redeemable common stock to common stock | — | $ (4,949) | — |
| Issuance of stock in relation to GdeV acquisition | — | $ 246 | — |

See notes to Consolidated Financial Statements.

## GLOBALSTAR, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Globalstar, Inc. ("Globalstar" or the "Company") was formed as a Delaware limited liability company in November 2003, and was converted into a Delaware corporation on March 17, 2006.

Globalstar is a leading provider of mobile voice and data communications services via satellite. Globalstar's network, originally owned by Globalstar, L.P. ("Old Globalstar"), was designed, built and launched in the late 1990s by a technology partnership led by Loral Space and Communications ("Loral") and QUALCOMM Incorporated ("QUALCOMM"). On February 15, 2002, Old Globalstar and three of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. In 2004, Thermo Capital Partners L.L.C. ("Thermo") became Globalstar's principal owner, and Globalstar completed the acquisition of the business and assets of Old Globalstar. Thermo remains Globalstar's largest stockholder. Globalstar's Chairman and Chief Executive Officer controls Thermo and its affiliates. Two other members of Globalstar's Board of Directors are also directors, officers or minority equity owners of various Thermo entities.

Globalstar offers satellite services to commercial and recreational users in more than 120 countries around the world. The Company's voice and data products include mobile and fixed satellite telephones, Simplex and duplex satellite data modems and flexible service packages. Many land based and maritime industries benefit from Globalstar with increased productivity from remote areas beyond cellular and landline service. Globalstar's customers include those in the following industries: oil and gas, government, mining, forestry, commercial fishing, utilities, military, transportation, heavy construction, emergency preparedness, and business continuity, as well as individual recreational users.

**Going Concern**

The Company's registered public accounting firm's audit report on its Consolidated Financial Statements as of December 31, 2008, and for the year then ended includes a "going concern" explanatory paragraph that expresses substantial doubt about the Company's ability to continue as a going concern. The "going concern" explanatory paragraph reflects substantial doubt about the Company's ability to obtain in a timely manner the necessary financing to complete the procurement and deployment of its second-generation satellite constellation and to support its current operations. Due to the worldwide economic crisis and the tight credit market, obtaining suitable financing remains challenging. The Company is pursuing a number of options involving issuance of debt, equity or both to obtain the required funding as well as seeking to reduce its internal costs and aggressively grow its revenues. The Company cannot assure you that sufficient additional financing will be obtained on acceptable terms, if at all. If the Company fails to obtain sufficient additional financing, the construction of its second-generation satellite constellation, related construction costs and its ongoing operations will be materially adversely impacted. The Company's Consolidated Financial Statements are prepared assuming it is able to continue as a going concern. See Note 18 for management's plans to address the going concern issues presented above.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates in Preparation of Financial Statements*

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Certain reclassifications have been made to prior year Consolidated Financial Statements to conform to current year presentation.

*Principles of Consolidation*

The Consolidated Financial Statements include the accounts of Globalstar and all its subsidiaries. All significant inter-company transactions and balances have been eliminated in the consolidation.

From January 1 through October 17, 2006, one subsidiary was 75% owned by Globalstar and 25% owned by minority interests (Loral). On October 17, 2006, a $500,000 payment was made to acquire the 25% minority interest and to resolve then pending litigation with the owner of the minority interest.

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

*Restricted Cash*

Restricted cash is comprised of funds held in escrow by two financial institutions to secure the Company's payment obligations related to its contract for the construction of its second-generation satellite constellation and the remaining scheduled semi-annual interest payments on the Notes through April 1, 2011. On December 31, 2007, restricted cash also included cash equal to the negative value of the interest rate swap agreement. On December 10, 2008, the Company terminated its interest swap agreement.

*Fair Value of Financial Instruments*

The carrying amounts of financial instruments approximate fair value due to the short maturities of these instruments. The Company has no material off-balance sheet financial instruments.

*Concentration of Credit Risk*

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and restricted cash. Cash and cash equivalents and restricted cash consist primarily of highly liquid short-term investments deposited with financial institutions that are of high credit quality.

*Accounts Receivable*

Accounts receivable are uncollateralized, without interest and consist primarily of on-going service revenue and equipment receivables. The Company performs on-going credit evaluations of its customers and records specific allowances for bad debts based on factors such as current trends, the length of time the receivables are past due and historical collection experience. Accounts receivable are considered past due in accordance with the contractual terms of the arrangements. Accounts receivable balances that are determined likely to be uncollectible are included in the allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

The following is a summary of the activity in the allowance for doubtful accounts (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Balance at beginning of period | $ 4,177 | $ 3,609 | $ 1,774 |
| Provision, net of recoveries | 1,818 | 1,774 | 2,191 |
| Write-offs | (790) | (1,206) | (356) |
| Balance at end of period | $ 5,205 | $ 4,177 | $ 3,609 |

*Inventory*

Inventory consists of purchased products, including fixed and mobile user terminals, accessories and gateway spare parts. Inventory is stated at the lower of cost or market value. Cost is computed using the first-in, first-out (FIFO) method which determines the acquisition cost on a FIFO basis. Inventory allowances are recorded for inventories with a lower market value or which are slow moving. Unsaleable inventory is written off. During the years ended December 31, 2008, 2007 and 2006, the Company recorded $0.4 million, $19.1 million and $1.9 million, respectively, in impairment charges on its inventory representing a write-down of its first generation phone and accessory inventory, respectively. This charge was recognized after assessment of the Company's inventory quantities and its recent and projected equipment sales.

*Property and Equipment*

Property and equipment is stated at acquisition cost, less accumulated depreciation and impairment. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, as follows:

| | |
|---|---|
| Globalstar System: | |
| Space component | Up to periods of 9 years from commencement of service |
| Ground component | Up to periods of 9 years from commencement of service |
| Furniture, fixtures & equipment | 3 to 10 years |
| Leasehold improvements | Shorter of lease term or the estimated useful lives of the improvements, generally 5 years |

Effective October 1, 2006, the Company reduced the estimated remaining lives for the Globalstar System assets from 39 months to 27 months due to the uncertainties about their remaining useful lives.

The Globalstar System includes costs for the design, manufacture, test, and launch of a constellation of low earth orbit satellites, including in-orbit spare satellites (the "Space Component"), and primary and backup control centers and gateways (the "Ground Component").

The Company records losses from the in-orbit failure of a satellite in the period it is determined that the satellite is not recoverable.

The Company reviews the carrying value of the Globalstar System for impairment whenever events or changes in circumstances indicate that the recorded value of the Space Component and Ground Component may not be recoverable. Globalstar looks to current and future undiscounted cash flows, excluding financing costs, as primary indicators of recoverability. If impairment is determined to exist, any related impairment loss is calculated based on fair value.

The Globalstar System includes costs for the design, manufacture, test, and launch of a constellation of low earth orbit satellites, including satellites put into service which were previously recorded as spare satellites and held as ground spares until the Company launched four satellites each in May and October 2007. The spare satellites and associated launch costs included costs that were considered construction-in-progress and were transferred to Globalstar System when placed into service. The Company began depreciating costs for each particular satellite over an estimated life of eight years from the date it was placed into service.

*Investments*

The Company accounts for its non-marketable equity investments using either the cost or equity method of accounting and includes such investments in other assets. The Company records non-marketable equity investments under the equity method if it has the ability to exercise significant influence, but not control of, the investee. Significant influence generally exists if the Company has an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, the Company states investments at initial cost and adjusts the cost for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. The Company records its share of investee earnings or losses in other income (expense), after elimination of inter-company transactions, in the accompanying consolidated statements of income (loss). For the years ended December 31, 2008, 2007 and 2006, the equity losses in investees included in other income (loss) were $0.2 million, $0 and $0, respectively. At December 31, 2008 and 2007, the Company's investments accounted for under the equity method of accounting, were $0.8 million and $0.4 million, respectively. If the Company does not have ability to exercise significant influence over the investee, the non-marketable equity investment is recorded at cost. At December 31, 2008 and 2007, the Company's did not have any investments accounted for under the cost method.

The Company evaluates its equity method investments for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such investment may have experienced an other-than-temporary decline in value. If the estimated fair value is less than the carrying value and the Company considers the decline in value to be other than temporary, the Company recognizes the excess of the carrying value over the estimated fair value in the financial statements as an impairment.

*Deferred Financing Costs*

These costs represent costs incurred in obtaining long-term debt, credit facilities and long term convertible senior notes. These costs are classified as long-term other assets and are amortized as additional interest expense over the term of the corresponding debt, credit facilities or the first put option date for the long term convertible notes. As of December 31, 2008 and 2007, the Company had net deferred financing costs of $1.4 million and $0.1 million, respectively. The Company incurred an additional $4.9 million in financing costs during 2008. Approximately $0.4 million and $8.1 million of deferred financing costs were recorded as interest expense for the years ended December 31, 2008 and 2007, respectively. In December 2007, upon assignment of the amended and restated credit agreement with Wachovia Investment Holdings, LLC, as the administrative agent, to Thermo Funding Company LLC, the Company expensed all costs associated with the credit agreement to interest expense. Upon conversions of the long term convertible notes, the unamortized portion of the corresponding deferred financing costs were recognized as interest expense.

*Asset Retirement Obligation*

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," the Company capitalized, as part of the carrying amount, the estimated costs associated with the retirement of five gateways owned by the Company. As of December 31, 2008 and 2007, the Company had accrued approximately $720,000 and $710,000, respectively, for asset retirement obligations. The Company believes this estimate will be sufficient to satisfy the Company's obligation under leases to remove the gateway equipment and restore the sites to their original condition.

*Revenue Recognition and Deferred Revenues*

Customer activation fees are deferred and recognized over four to five year periods, which approximates the estimated average life of the customer relationship. The Company periodically evaluates the estimated customer relationship life. Historically, changes in the estimated life have not been material to the Company's financial statements.

Monthly access fees billed to retail customers and resellers, representing the minimum monthly charge for each line of service based on its associated rate plan, are billed on the first day of each monthly bill cycle. Airtime minute fees in excess of the monthly access fees are billed in arrears on the first day of each monthly billing cycle. To the extent that billing cycles fall during the course of a given month and a portion of the monthly services has not been delivered at month end, fees are prorated and fees associated with the undelivered portion of a given month are deferred. Under certain annual plans, where customers prepay for minutes, revenue is deferred until the minutes are used or the prepaid time period expires. Unused minutes are accumulated until they expire, usually one year after activation. In addition, the Company offers other annual plans whereby the customer is charged an annual fee to access our system. These fees are recognized on a straight-line basis over the term of the plan. In some cases, the Company charges a per minute rate whereby it recognizes the revenue when each minute is used.

Occasionally the Company has granted to customers credits which are expensed or charged against deferred revenue when granted.

Subscriber acquisition costs include items such as dealer commissions, internal sales commissions and equipment subsidies and are expensed at the time of the related sale.

The Company also provides certain engineering services to assist customers in developing new technologies related to our system. The revenues associated with these services are recorded when the services are rendered, and the expenses are recorded when incurred. The Company records revenues and costs associated with long term engineering contracts on the percentage-of-completion method of accounting. During 2008, 2007 and 2006, the Company recorded engineering services revenues of $1.3 million, $2.5 million and $2.1 million, respectively, and related costs of $0.2 million, $0.7 million and $1.4 million, respectively.

The Company owns and operates its satellite constellation and earns a portion of its revenues through the sale of airtime minutes on a wholesale basis to independent gateway operators. Revenue from services provided to independent gateway operators is recognized based upon airtime minutes used by customers of independent gateway operators and contractual fee arrangements. Where collection is uncertain, revenue is recognized when cash payment is received.

The Company introduced annual plans (sometimes called Liberty plans) in August 2004 and broadened their availability during the second quarter of 2005. These plans grew substantially in 2005 and 2006. These plans require users to pre-pay usage charges for the entire plan period, generally 12 months, which results in the deferral of certain of the Company's revenues. Under its revenue recognition policy for annual plans, the Company defers revenue until the earlier of when the minutes are used or when these minutes expire. Any unused minutes are recognized as revenue at the expiration of a plan. Most of the Company's customers have not used all the minutes that are available to them which has caused the Company to defer large amounts of service revenue. At December 31, 2008 and 2007, the Company's deferred revenue aggregated approximately $20.6 million (of which $1.3 million was included in non-current liabilities) and $20.4 million (of which $1.0 million was included in non-current liabilities), respectively. Accordingly, significant revenues from 2007 purchases of annual plans were recognized during 2008 as the minutes were used or expired.

During the second quarter of 2007, the Company introduced an unlimited airtime usage service plan (called the Unlimited Loyalty plan) which allows existing and new customers to use unlimited satellite voice minutes for anytime calls for a fixed monthly or annual fee. The unlimited loyalty plan incorporates a declining price schedule that reduces fixed monthly fee at the completion of each calendar year through the duration of the customer agreement, which ends on June 30, 2010. Customers have an option to extend their customer agreement by one year at a discounted fixed price. The Company records revenue for this plan on a monthly basis based on a straight line average derived by computing the total fees charged over the term of the customer agreement (including the optional year) and dividing it by the number of the months. If a customer cancels prior to the ending date of the customer agreement, the balance in deferred revenue is recognized as revenue.

The Company sells SPOT satellite messenger services as annual plans and bills the customer at the time the customer activates the service. The Company defers revenue on such annual service plans upon activation and recognizes it ratably over service term.

Subscriber equipment revenue represents the sale of fixed and mobile user terminals, accessories and SPOT satellite messenger product. The Company recognizes revenue upon shipment provided title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, the fee is fixed and determinable and collection is probable.

In December 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliveries) are sufficiently separable and there exists sufficient evidence of their fair values to account separately for some or all of the deliveries (that is, there are separate units of accounting). In other arrangements, some or all of the deliveries are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. EITF Issue No. 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 does not change otherwise applicable revenue recognition criteria.

The Company does not record sales and use tax and other taxes collected from its customers in revenue.

*Research and Development Expenses*

Research and development costs were $3.2 million, $2.9 million and $2.3 million for the years ended December 31, 2008, 2007 and 2006, respectively, and are expensed as incurred as cost of services.

*Advertising Expenses*

Advertising expenses were $5.4 million, $1.5 million and $0.9 million for the years ended December 31, 2008, 2007 and 2006, respectively, and are expensed as incurred as part of marketing, general and administrative expenses.

*Foreign Currency*

Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates and revenue and expenses are translated at the average exchange rates in effect during each period. For the years ended December 31, 2008, 2007 and 2006, the foreign currency translation adjustments were $(6.2) million, $4.2 million and $0.2 million, respectively.

Foreign currency transaction gains and (losses) are included in net income. Foreign currency transaction gains (losses) were $(4.5) million, $8.2 million and $(4.0) million for the years ended December 31, 2008, 2007 and 2006, respectively. These were classified as other income or expense on the statement of operations.

*Income Taxes*

Until January 1, 2006, Globalstar was treated as a partnership for U.S. tax purposes (Notes 8 and 13). Generally, taxable income or loss, deductions and credits of the Company were passed through to its members. Effective January 1, 2006, Globalstar and its U.S. operating subsidiaries elected to be taxed as a corporation in the United States and began accounting for these entities under SFAS 109. Prior to January 1, 2006, Globalstar did have some corporate subsidiaries that require a tax provision or benefit using the asset and liability method of accounting for income taxes as prescribed by SFAS No. 109, "Accounting for Income Taxes." As of December 31, 2008 and 2007, the corporate subsidiaries had gross deferred tax assets of approximately $125.1 million and $144.0 million, respectively. The Company established a valuation reserve of $125.1 million and $122.4 million as of December 31, 2008 and 2007, respectively, due to the Company's concern over it being more likely than not that it may not utilize those deferred tax assets. On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). See Note 8 to the Consolidated Financial Statements for the impact of this adoption on the Company's financial statements.

*Stock-Based Compensation*

Effective January 1, 2006, as a result of its initial public offering, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)") and related interpretations, or SFAS 123(R), to account for stock-based compensation using the modified prospective transition method and therefore has not restated its prior period results. Among other things, SFAS 123(R) requires that compensation expense be recognized in the financial statements for both employee and non-employee share-based awards based on the grant date fair value of those awards. Additionally, stock-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards on a straight-line basis, which is generally commensurate with the vesting term.

*Segments*

Globalstar operates in one segment, providing voice and data communication services via satellite. As a result, all segment-related financial information required by Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," or SFAS No. 131, is included in the Consolidated Financial Statements.

*Derivative Instruments*

The Company had utilized derivative instruments in the form of an interest rate swap agreement and from time to time, a forward contract for purchasing foreign currency to minimize its risk from interest rate fluctuations related to its variable rate credit agreement and minimize its risk from fluctuations related to the foreign currency exchange rates, respectively. The interest rate swap agreement and the forward foreign contract were used to manage risk and were not used for trading or other speculative purposes. Derivative instruments were recorded in the balance sheet as either assets or liabilities, measured at fair value. The interest rate swap agreement and the forward foreign currency contract did not qualify for hedge accounting treatment. Changes in the fair value of the interest rate swap agreement and the forward foreign currency contract were recognized as "Interest rate derivative loss" and "Other income," respectively, over the life of the agreements. The Company terminated the interest rate swap agreement on December 10, 2008, by making a payment of approximately $9.2 million.

*Comprehensive Income (Loss)*

In accordance with SFAS No. 130, "Reporting Comprehensive Income," all components of comprehensive income (loss), including unrealized gains and losses on investment securities and foreign currency translation adjustment, are reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources.

*Earnings Per Share*

The Company applies the provisions of SFAS No. 128, "Earnings Per Share," which requires companies to present basic and diluted earnings per share. Basic earnings per share is computed based on the weighted-average number of common shares outstanding during the period. Common stock equivalents are included in the calculation of diluted earnings per share only when the effect of their inclusion would be dilutive.

The following table sets forth the computations of basic and diluted earnings (loss) per share (in thousands, except per share data):

| | Year Ended December 31, 2008 | | | Year Ended December 31, 2007 | | |
|---|---|---|---|---|---|---|
| | Income (Numerator) | Weighted-Average Shares Outstanding (Denominator) | Per-Share Amount | Income (Numerator) | Weighted-Average Shares Outstanding (Denominator) | Per-Share Amount |
| **Basic and Dilutive (loss) per common share** | | | | | | |
| Net loss | $ (15,161) | 86,405 | $ (0.18) | $ (27,925) | 77,169 | $ (0.36) |

| | Year Ended December 31, 2006 | | |
|---|---|---|---|
| | Income (Numerator) | Weighted Average Shares Outstanding (Denominator) | Per-Share Amount |
| **Basic earnings per common share** | | | |
| Net income | $ 23,623 | 63,710 | $ 0.37 |
| **Effect of Dilutive Securities** | | | |
| Stock options to director | — | 99 | |
| GAT acquisition | — | 267 | |
| **Diluted earnings per common share** | $ 23,623 | 64,076 | $ 0.37 |

For the year ended December 31, 2008 and 2007, diluted net loss per share of Common Stock is the same as basic net loss per share of Common Stock, because the effects of potentially dilutive securities are anti-dilutive. Restricted stock awards and restricted stock units representing approximately 222,000 shares were excluded from the computation of diluted shares outstanding for the year ended December 31, 2006 as their inclusion would have been anti-dilutive.

Shares issued under the Share Lending Agreement (24.2 million shares at December 31, 2008) are included in the computation of earnings per share. See Note 13.

*Recently Issued Accounting Pronouncements*

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 initially was to be effective for the Company on January 1, 2008. However, on February 12, 2008, the FASB approved FASB Staff Position ("FSP") FAS 157-2, which delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for items within the scope of this FSP. On January 1, 2008, the Company adopted the provisions of SFAS No. 157 that relate to establishing guidelines for measuring fair value of financial assets and liabilities and non-financial assets and non-financial liabilities that are recognized at fair value on a recurring basis. This adoption did not have a material impact on the Company's financial position, results of operations, or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 allows companies to measure many financial assets and liabilities at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On January 1, 2008, the Company adopted SFAS No. 159. The adoption of SFAS No. 159 did not have a material impact on the Company's financial position, results of operations, or cash flows.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires companies to provide enhanced disclosures regarding derivative instruments and hedging activities. It requires a company to convey better the purpose of derivative use in terms of the risks that it is intending to manage. Disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows are required. SFAS No. 161 retains the same scope as SFAS No. 133 and is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing implementation plans and does not expect the adoption of SFAS No. 161 to have a material impact, if any, on the Company's financial position, results of operations, or cash flows.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP (the GAAP hierarchy). SFAS No. 162 supersedes the existing hierarchy contained in the U.S. auditing standards. The existing hierarchy was carried over to SFAS No. 162 essentially unchanged. The Statement becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to the auditing literature. The new hierarchy is not expected to change current accounting practice in any area.

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants." Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. As such, the initial debt proceeds from the sale of the Company's 5.75% Senior Convertible Notes due 2028, which are discussed in more detail in Note 16, are required to be allocated between a liability component and an equity component as of the debt issuance date. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted this FSP during the first quarter of 2009. The Company has retrospectively recasted its results for the year ended December 31, 2008, to reflect the adoption of FSP APB 14-1. The adoption of FSP APB 14-1 is discussed in more detail in Note 19.

In December 2008, the FASB issued FSP 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" (FSP 132(R)-1). FSP 132(R)-1 requires additional disclosures for plan assets of defined benefit pension or other postretirement plans. The required disclosures include a description of the Company's investment policies and strategies, the fair value of each major category of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets, and the significant concentrations of risk within plan assets. FSP 132(R)-1 does not change the accounting treatment for postretirement benefits plans. FSP 132(R)-1 is effective for the Company for fiscal year 2009.

### 3. ACQUISITIONS

*Globalstar de Venezuela, C.A. ("GdeV")*

Pursuant to Globalstar's continuing consolidation strategy and to enhance its presence in South America, on February 4, 2005, GdeV, an indirect (through Globalstar Canada Satellite Company "GCSC") subsidiary of Globalstar, executed a series of agreements to acquire the mobile satellite services business assets of TE.SA.M. de Venezuela, C.A. ("TESAM"), the Globalstar service provider in Venezuela, at a cost of $1.6 million. This asset purchase was completed in two stages. The first stage, which transferred certain non-regulated assets, including the land where the Venezuelan gateway is located, was completed upon the execution of the agreements.

The second stage of the transaction, which transferred regulated assets including the gateway equipment, was completed after the Venezuelan regulatory consents were obtained in 2007. Management determined that operational control passed to New Globalstar with the completion of the first stage of the transaction in February 2005. Pursuant to the purchase agreements, GdeV paid approximately $342,000 upon execution of the agreements. The $1,250,000 balance of the purchase price is payable in sixteen quarterly installments of $78,125 (interest imputed at 7.0% resulting in a discount of approximately $250,000). Only the first two of these sixteen quarterly installments were required in advance of Venezuelan regulatory approvals. Principal and interest payments made in 2007 were $820,000. In exchange for the principal amounts outstanding of approximately $246,000, the Company issued approximately 25,471 shares of its Common Stock in December 2007. As of December 31, 2008 and 2007, there were no outstanding amounts associated with this acquisition.

The following table summarizes the Company's allocation of the estimated values of the assets acquired and liabilities assumed in the acquisition (in thousands):

| | February 4, 2005 |
|---|---|
| Current assets | $ 82 |
| Property and equipment | 1,314 |
| Total assets acquired | 1,396 |
| Current liabilities | 367 |
| Long-term debt | 687 |
| Total liabilities assumed | 1,054 |
| Net assets acquired | $ 342 |

The Company has included the results of operations of GdeV in its Consolidated Financial Statements from the date of acquisition.

*Globalstar Americas Telecommunications, Ltd*

Effective January 1, 2006, the Company consummated an agreement dated December 30, 2005 to purchase all of the issued and outstanding stock of the Globalstar Americas Holding ("GAH"), Globalstar Americas Telecommunications ("GAT"), and Astral Technologies Investment Limited ("Astral"), collectively, the "GA Companies." The GA Companies owned assets, contract rights, and licenses necessary and sufficient to operate a satellite communications business in Panama, Nicaragua, Honduras, El Salvador, Guatemala, and Belize (collectively, the "Territory"). The Company believes the purchase of the GA Companies will further enhance Globalstar's presence and coverage in Central America and consolidation efforts. The purchase price for the GA Companies was $5,250,500 payable substantially 100% in Globalstar Common Stock. Additionally, the Company had a $1.0 million receivable from GA Companies as of the acquisition date that was treated as a component to the total purchase price. At the time of closing of the purchase of the GA Companies, the selling stockholders received 91,986 membership units, which subsequently were converted into the same number of shares of Common Stock of the Company.

Under the terms of the acquisition agreement, the Company was obligated either to redeem the original stock issued to the selling stockholders in January 2006 for $5.2 million in cash or to pay the selling stockholders, in cash or in stock, the difference between $5.2 million and the market value of that stock multiplied by the 5-day average closing price of the Company stock for the period ending November 22, 2006. In accordance with the supplemental agreement dated December 21, 2006 with certain selling stockholders, the Company elected to make payment in Common Stock and issued approximately 259,845 shares of additional Common Stock to certain selling stockholders. Under this supplemental agreement this stock was valued at approximately $3.7 million. However, it was not registered and therefore was not marketable. Accordingly, this supplemental agreement also provided that, in order to compensate the selling stockholders for the inability to sell these shares, every month the Company paid interest on $3.7 million at the monthly New York prime rate until these shares become marketable, but not later than December 31, 2007. In accordance with the supplemental agreement, if the market value of the approximately 259,845 shares issued was less than $3.7 million at the time of registration or December 22, 2007, whichever was sooner, the Company was required to pay to these selling shareholders the difference between the market value and $3.7 million. On December 17, 2007, the Company issued 153,916 shares of the Common Stock valued at approximately $1.5 million at a price of $9.675 per share as compensation to satisfy the shortfall in the value of shares issued as well as in lieu of cash interest for 2007.

As of December 31, 2008 and 2007, no shares of redeemable Common Stock were outstanding, respectively.

During December 2006, the Company reached a settlement with the remaining selling stockholder and issued 15,109 shares of Common Stock to such stockholder. The 15,109 shares issued during December 2006 and the original 4,380 shares issued in January 2006 to this selling stockholder were not considered redeemable as of December 31, 2006.

The following table summarizes the Company's allocation of the estimated values of the assets acquired, and liabilities assumed in the acquisition (in thousands):

| | January 1, 2006 |
|---|---|
| Current assets | $ 329 |
| Property and equipment | 6,655 |
| Intangible assets | 100 |
| Total assets acquired | 7,084 |
| Current liabilities | 409 |
| Long-term debt | 287 |
| Total liabilities assumed | 696 |
| Net assets acquired | $ 6,388 |

The results of operations of the GA Companies have been included in the Company's Consolidated Financial Statements from January 1, 2006.

*Globalstar do Brazil*

On March 25, 2008, the Company completed its acquisition of an independent gateway operator that owns and operates three gateway ground stations in Brazil. Pursuant to the terms of the acquisition, the Company acquired all of the outstanding equity of the independent gateway operator for $6.5 million, including $6.0 million payable in Common Stock of the Company and $0.6 million in release of service fees owed to the Company by the independent gateway operator. The Company also incurred transaction costs of $0.3 million. Earlier in 2008, the Company received the necessary Agencia Nacional de Telecomunicacoes (ANATEL) regulatory approval. The acquisition allows the Company to expand its coverage in South America and engage in discussions with potential partners to provide ancillary terrestrial component or ATC-type services in Brazil.

The following table summarizes the Company's preliminary allocation of the estimated values of the assets acquired and liabilities assumed in the acquisition (in thousands):

| | March 25, 2008 |
|---|---|
| Current assets | $ 8,257 |
| Property and equipment | 8,252 |
| Long-term assets | 12,337 |
| Total assets acquired | 28,846 |
| Current liabilities | 7,684 |
| Long-term liabilities | 14,205 |
| Total liabilities assumed | 21,889 |
| Net assets acquired | $ 6,957 |

The Company has included results of operations of Globalstar do Brazil in its Consolidated Financial Statements from the date of acquisition. The Company's unaudited pro forma results of operations assuming the transaction had been completed on January 1, 2008 with comparative figures for the year ended December 31, 2007 are presented in the table below.

| | Year Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | (In thousands–unaudited) | |
| Revenues | $ 87,771 | $ 105,863 |
| Operating Expenses | 145,665 | 127,738 |
| Operating Loss | $ (57,894) | $ (21,875) |
| Net Loss | $ (15,345) | $ (28,580) |
| Basic loss per share | $ (0.18) | $ (0.37) |
| Diluted loss per share | $ (0.18) | $ (0.37) |

## 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Globalstar System: | | |
| Space component | $ 132,982 | $ 85,142 |
| Ground component | 26,154 | 21,530 |
| Second-generation satellites and related launch costs | 505,468 | 147,998 |
| Second-generation ground component | 11,062 | — |
| Spare satellites and related launch costs | — | 47,848 |
| Furniture and office equipment | 16,872 | 14,417 |
| Land and buildings | 3,810 | 2,478 |
| Leasehold improvements | 687 | 717 |
| Construction in progress | 958 | 1,132 |
| | 697,993 | 321,262 |
| Accumulated depreciation | (55,729) | (31,159) |
| | $ 642,264 | $ 290,103 |

Property and equipment consists of an in-orbit satellite constellation, ground equipment, spare satellites and related launch costs, second-generation satellites and related launch costs, second-generation ground component and support equipment located in various countries around the world.

On November 30, 2006, the Company entered into a contract with Thales Alenia Space (formerly known as Alcatel Alenia Space France) to construct 48 low-earth orbit satellites. The total contract price, including subsequent additions, is approximately €670.3 million (approximately $931.1 million at a weighted average conversion rate of €1.00 = $1.3891 at December 31, 2008) including approximately €146.8 million which was paid by the Company in U.S. dollars at a fixed conversion rate of € 1.00 = $1.2940. The contract requires Thales Alenia Space to commence delivery of satellites in the third quarter of 2009, with deliveries continuing until 2013 unless Globalstar elects to accelerate delivery. At December 31, 2008, $43.5 million was held in escrow to secure the Company's payment obligations related to its contract for the construction of its second-generation satellite constellation. Funds that the Company deposits into the escrow account to support this contract will be used to make payments under this contract in the future. At the Company's request, Thales Alenia Space has presented a plan for accelerating delivery of the initial 24 satellites by up to four months. The expected cost of this acceleration will range from approximately €6.7 million to €13.4 million ($9.4 million to $18.9 million at €1.00 = $1.4097 at December 31, 2008). In 2007, the Company authorized the first two portions of the Thales' four-part sequential plan with an additional cost of €4.1 million (approximately $5.9 million at €1.00 = $1.4499). The Company cannot provide assurance that the remaining acceleration will occur.

In March 2007, the Company and Thales Alenia Space entered into an agreement for the construction of the Satellite Operations Control Centers, Telemetry Command Units and In Orbit Test Equipment (collectively, the "Control Network Facility") for the Company's second-generation satellite constellation. This agreement complements the second-generation satellite construction contract between Globalstar and Thales Alenia Space for the construction of 48 low-earth orbit satellites and allows Thales Alenia Space to coordinate all aspects of the second-generation satellite constellation project, including the transition of first-generation software and hardware to equipment for the second generation. The total contract price for the construction and associated services is €9.2 million (approximately $13.1 million at a weighted average conversion rate of €1.00 = $1.4252) consisting of €4.1 million for the Satellite Operations Control Centers, €3.1 million for the Telemetry Command Units and €2.0 million for the In Orbit Test Equipment, with payments to be made on a quarterly basis through completion of the Control Network Facility in late 2009. Globalstar has the option to terminate the contract if excusable delays affecting Thales Alenia Space's ability to perform the contract total six consecutive months or at its convenience. If Globalstar terminates the contract, it must pay Thales Alenia Space the lesser of its unpaid costs for work performed by Thales Alenia Space and its subcontractors or payments for the next two quarters following termination. If Thales Alenia Space has not completed the Control Network Facility acceptance review within 60 days of the due date, Globalstar will be entitled to certain liquidated damages. Failure to complete the Control Network Facility acceptance review on or before six months after the due date results in a default by Thales Alenia Space, entitling Globalstar to a refund of all payments, except for liquidated damage amounts previously paid or with respect to items where final delivery has occurred. The Control Network Facility, when accepted, will be covered by a limited one-year warranty. The contract contains customary arbitration and indemnification provisions.

On September 5, 2007, the Company and Arianespace (the "Launch Provider") entered into an agreement for the launch of the Company's second-generation satellites and certain pre and post-launch services. Pursuant to the agreement, the Launch Provider will make four launches of six satellites each, and the Company has the option to require the Launch Provider to make four additional launches of six satellites each. The total contract price for the first four launches is approximately $216.1 million. On July 5, 2008, the Company amended its agreement with its Launch Provider for the launch of the Company's second-generation satellites and certain pre and post-launch services. Under the amended terms, the Company can defer payment on up to 75% of certain amounts due to the Launch Provider. The deferred payments will incur annual interest at 8.5% to 12% and become payable one month before the corresponding launch date. The launch window for the first four launches ranges from the fourth quarter of 2009 through the end of 2010 and the optional launches are available from spring 2010 through the end of 2014. Prolonged delays due to postponements by the Company or the Launch Provider may result in adjustments to the payment schedule.

To augment its existing satellite constellation, the Company successfully launched eight spare satellites in two separate launches of four satellites each on May 29, 2007 and October 21, 2007. The Company no longer has any spare satellites remaining to be launched. All of the eight spare satellites had been placed into service and were handling call traffic as of June 30, 2008.

On May 14, 2008, the Company and Hughes Network Systems, LLC ("Hughes") entered into an agreement under which Hughes will design, supply and implement the Radio Access Network ("RAN") ground network equipment and software upgrades for installation at a number of the Company's satellite gateway ground stations and satellite interface chips to be a part of the User Terminal Subsystem (UTS) in various next-generation Globalstar devices. The total contract purchase price of approximately $100.8 million is payable in various increments over a period of 40 months. The Company has the option to purchase additional RANs and other software and hardware improvements at pre-negotiated prices. The RANs, when completed, will be covered by a limited one-year warranty, with an option for the Company to extend the warranty. The agreement contains customary arbitration and indemnification provisions. Future costs associated with certain projects under this contract will be capitalized once the Company has determined that technological feasibility has been achieved on these projects. As of December 31, 2008, the Company had made payments of $5.4 million under this contract and expensed $1.8 million of these payments and capitalized $3.6 million under second-generation ground component.

On October 8, 2008, the Company signed an agreement with Ericsson Federal Inc., a leading global provider of technology and services to telecom operators. According to the $22.7 million contract, Ericsson will work with the Company to develop, implement and maintain a ground interface, or core network, system that will be installed at the Company's satellite gateway ground stations. The all Internet protocol (IP) based core network system is wireless 3G/4G compatible and will link the Company's radio access network to the public-switched telephone network (PSTN) and/or Internet. Design of the new core network system is now underway. The agreement represents the final significant ground network infrastructure component for the Company's next-generation of advanced IP-based satellite voice and data services.

As of December 31, 2008 and 2007, capitalized interest recorded was $37.4 million, and $1.1 million, respectively. Interest capitalized during the years ended December 31, 2008, 2007, and 2006 was $36.3 million, $0.2 million and $0.9 million, respectively. Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $26.8 million, $12.9 million and $6.6 million, respectively.

## 5. ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Accrued interest | $ 14,957 | $ 196 |
| Accrued compensation and benefits | 3,413 | 2,443 |
| Accrued property and other taxes | 3,182 | 4,894 |
| Customer deposits | 2,666 | 3,458 |
| Accrued professional fees | 1,168 | 1,066 |
| Accrued commissions | 448 | 216 |
| Accrued telecom | 433 | 300 |
| Warranty reserve | 101 | 235 |
| Accrued Second-Generation construction and spare satellite launch costs | 35 | 1,563 |
| Other accrued expenses | 3,595 | 3,279 |
| | $ 29,998 | $ 17,650 |

Other accrued expenses primarily include outsourced logistics services, storage, maintenance, and roaming charges.

Warranty terms extend from 90 days on equipment accessories to one year for fixed and mobile user terminals. Warranties are accounted for in accordance with SFAS No. 5, "Accounting for Contingencies," such that an accrual is made when it is estimable and probable that a loss has been incurred based on historical experience. Warranty costs are accrued based on historical trends in warranty charges as a percentage of gross product shipments. A provision for estimated future warranty costs is recorded as cost of sales when products are shipped. The resulting accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. The following is a summary of the activity in the warranty reserve account (in thousands):

| | Year Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| Balance at beginning of period | $ 235 | $ 879 | $ 977 |
| Provision | 67 | (177) | 1,153 |
| Utilization | (201) | (467) | (1,251) |
| Balance at end of period | $ 101 | $ 235 | $ 879 |

## 6. PAYABLES TO AFFILIATES

Payables to affiliates relate to normal purchase transactions, excluding interest, and are comprised of the following (in thousands):

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| QUALCOMM | $ 2,498 | $ 1,286 |
| Others | 846 | 201 |
| | $ 3,344 | $ 1,487 |

Thermo incurs certain general and administrative expenses on behalf of the Company, which are charged to the Company. For the years ended December 31, 2008, 2007 and 2006, total expenses were approximately $219,000, $182,000 and $49,000, respectively. For the years ended December 31, 2008, 2007 and 2006, the Company also recorded $449,000, $420,000 and $189,000, respectively, of non-cash expenses related to services provided by two executive officers of Thermo and the Company who receive no compensation from the Company which were accounted for as a contribution to capital. The Thermo expense charges are based on actual amounts incurred or upon allocated employee time. Management believes the allocations are reasonable.

## 7. PENSIONS AND OTHER EMPLOYEE BENEFITS

*Pensions*

Until June 1, 2004, substantially all Old and New Globalstar employees and retirees who participated and/or met the vesting criteria for the plan were participants in the Retirement Plan of Space Systems/Loral (the "Loral Plan"), a defined benefit pension plan. The accrual of benefits in the Old Globalstar segment of the Loral Plan was curtailed, or frozen, by the administrator of the Loral Plan as of October 23, 2003. Prior to October 23, 2003, benefits for the Loral Plan were generally based upon contributions, length of service with the Company and age of the participant. On June 1, 2004, the assets and frozen pension obligations of the Globalstar Segment of the Loral Plan were transferred into a new Globalstar Retirement Plan (the "Globalstar Plan"). The Globalstar Plan remains frozen and participants are not currently accruing benefits beyond those accrued as of October 23, 2003. Globalstar's funding policy is to fund the Globalstar Plan in accordance with the Internal Revenue Code and regulations.

Components of the net periodic pension cost of the Company's contributory defined benefit pension plan for the years ended December 31, were as follows (in thousands):

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Interest cost | $ 759 | $ 761 | $ 735 |
| Expected return on plan assets | (843) | (802) | (697) |
| Actuarial loss, net | 16 | 62 | 91 |
| Net periodic pension cost (income) | $ (68) | $ 21 | $ 129 |

As of the measurement date (December 31), the status of the Company's defined benefit pension plan was as follows (in thousands):

| | 2008 | 2007 |
|---|---|---|
| Benefit obligation, beginning of year | $ 13,183 | $ 13,366 |
| Interest cost | 759 | 761 |
| Actuarial (gain) loss | 248 | (165) |
| Benefits paid | (737) | (779) |
| Benefit obligation, end of year | $ 13,453 | $ 13,183 |
| Fair value of plan assets, beginning of year | $ 11,404 | $ 10,844 |
| Actual return (loss) on plan assets | (2,441) | 896 |
| Employer contributions | 444 | 443 |
| Benefits paid | (736) | (779) |
| Fair value of plan assets, end of year | $ 8,671 | $ 11,404 |
| Funded status, end of year | $ (4,782) | $ (1,779) |
| Unrecognized net actuarial loss | 5,180 | 1,664 |
| Net amount recognized | $ 398 | $ (115) |
| Amounts recognized on the balance sheet consist of: | | |
| Accrued pension liability | $ (4,782) | $ (1,779) |
| Accumulated other comprehensive loss | 5,180 | 1,664 |
| Net amount recognized | $ 398 | $ (115) |

At December 31, 2008, and 2007, the fair value of plan assets less benefit obligation was recognized as a non-current liability on the Company's balance sheet in the amount of $4.8 million and $1.8 million, respectively.

The assumptions used to determine the benefit obligations at December 31 were as follows:

| | 2008 | 2007 |
|---|---|---|
| Discount rate | 5.75% | 6.00% |
| Rate of compensation increase | N/A | N/A |

The principal actuarial assumptions to determine net period benefit cost for the years ended December 31 were as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Discount rate | 6.00% | 5.75% | 5.50% |
| Expected rate of return on plan assets | 7.50% | 7.50% | 7.50% |
| Rate of compensation increase | N/A | N/A | N/A |

The assumptions, investment policies and strategies for the Globalstar Plan are determined by the Globalstar Plan Committee. Prior to June 1, 2004, the assumptions, investment policies and strategies for the Globalstar segment of the Loral Plan were determined by the Loral Plan Committee. The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans and the fact that the plan assets are actively managed to mitigate risk.

The defined benefit pension plan asset allocation as of the measurement date (December 31) and the target asset allocation, presented as a percentage of total plan assets were as follows:

| | 2008 | 2007 | Target Allocation |
|---|---|---|---|
| Debt securities | 50% | 42% | 35%-50% |
| Equity securities | 47% | 54% | 50%-60% |
| Other investments | 3% | 4% | 0%-5% |
| Total | 100% | 100% | |

The benefit payments to retirees are expected to be paid as follows (in thousands):

| | |
|---|---|
| Years Ending December 31, | |
| 2009 | $ 779 |
| 2010 | 791 |
| 2011 | 817 |
| 2012 | 838 |
| 2013 | 855 |
| 2014-2018 | $ 4,383 |

For the years ended December 31, 2008 and 2007, the Company contributed $444,000 and $443,000, respectively, to the Globalstar Plan. The Company expects to contribute a total of approximately $358,000 to the Globalstar Plan in 2009.

*Other Employee Plans*

The Company has established various other employee benefit plans which include an employee incentive program and other employee/management incentive compensation plans. The employee/management compensation plans are based upon annual performance measures and other criteria and are paid in shares of the Company's Common Stock. The total expenses related to these plans for the years ended December 31, 2008, 2007 and 2006 were $12.5 million, $9.6 million and $3.6 million, respectively.

On August 1, 2001, Old Globalstar adopted a defined contribution employee savings plan, or "401(k)," which provided that Old Globalstar would match the contributions of participating employees up to a designated level. Prior to August 1, 2001, Old Globalstar's employees participated in the Loral 401(k) plan. This plan was continued by New Globalstar. Under this plan, the matching contributions were approximately $508,000, $341,000 and $437,000 for 2008, 2007 and 2006, respectively.

**8. TAXES**

Until January 1, 2006, the Company was taxed as a partnership for U.S. tax purposes (Note 12). Generally, taxable income or loss, deductions and credits of the Company were passed through to its members. Effective January 1, 2006, the Company elected to be taxed as a corporation, and thus subject to the provisions as prescribed under Subchapter C of the Internal Revenue Code. The Company also began accounting for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109 "*Accounting for Income Taxes*" (February 1997).

Under SFAS No. 109, the Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, operating losses and tax credit carryforwards. The Company measures deferred tax assets and liabilities using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date.

The Company also recognizes valuation allowances under SFAS No. 109 to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers: (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; (iii) taxable income in prior carryback year(s) if carryback is permitted under applicable tax law; and (iv) and tax planning strategies.

SFAS No. 109 also requires that when an enterprise changes its tax status from non-taxable to taxable, the effect of recognizing deferred tax assets and liabilities is included in income from continuing operations in the period of change. As a result of the Company's election to be taxed as a corporation effective January 1, 2006, the Company recognized gross deferred tax assets and gross deferred tax liabilities of approximately $204.2 million and $0.1 million, respectively.

The components of income tax expense (benefit) were as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Current: | | | |
| Federal tax (benefit) | $ — | $ — | $ — |
| State tax | 21 | 98 | 102 |
| Foreign tax | (1,302) | 3,320 | 4,045 |
| Total | (1,281) | 3,418 | 4,147 |
| Deferred: | | | |
| Federal and state tax (benefit) | (2,763) | — | (20,039) |
| Foreign tax (benefit) | 1,761 | (554) | 1,821 |
| Total | (1,002) | (554) | (18,218) |
| Income tax expense (benefit) | $ (2,283) | $ 2,864 | $ (14,071) |

U.S. and foreign components of income (loss) before income taxes are presented below (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| U.S. income (loss) | $ 1,003 | $ (17,545) | $ 5,120 |
| Foreign income (loss) | (18,447) | (7,516) | 4,432 |
| Total income (loss) before income taxes | $ (17,444) | $ (25,061) | $ 9,552 |

As of December 31, 2008, the Company had cumulative U.S. and foreign net operating loss carryforwards for income tax reporting purposes of approximately $196.0 million and $52.8 million, respectively. As of December 31, 2007, the Company had cumulative U.S. and foreign net operating loss carryforwards for income tax reporting purposes of approximately $173.0 million and $53.0 million, respectively. The net operating loss carryforwards expire on various dates beginning in 2009 and some of which do not expire.

The Company has not provided for United States income taxes and foreign withholding taxes on approximately $2.4 million of undistributed earnings from certain foreign subsidiaries indefinitely invested outside the United States. Should the Company decide to repatriate these foreign earnings, the Company would have to adjust the income tax provision in the period in which management believes the Company would repatriate the earnings.

In May 2008, the Company entered into a $150.0 million convertible senior note transaction. During the fourth quarter of 2008, some of these note holders converted or exchanged their notes for Common Stock, which resulted in a taxable gain in the U.S. of approximately $71.8 million. On January 1, 2009, the Company adopted FSP APB 14-1, which was effective retrospectively. Prior to the adoption of FSP APB 14-1, the Company had recorded the net tax effect of the conversions and exchanges of its Notes during the fourth quarter of 2008 against additional —paid-in-capital and reduced its deferred tax asset at December 31, 2008. The adoption of FSP APB 14-1 resulted in the Company's recording of a gain from the exchanges and conversions of the Notes.

The components of net deferred income tax assets were as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Federal and foreign net operating loss and credit carryforwards | $ 75,121 | $ 77,218 |
| Property and equipment | 35,286 | 61,312 |
| Accruals and reserves | 14,714 | 5,475 |
| Deferred tax assets before valuation allowance | 125,121 | 144,005 |
| Valuation allowance | (125,121) | (122,445) |
| Net deferred income tax assets | $ — | $ 21,660 |

The change in the valuation allowance during the years ended December 31, 2008, 2007, and 2006 was $2.7 million, $7.2 million, and $183.7 million, respectively.

The actual provision for income taxes differs from the statutory U.S. federal income tax rate as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Provision at U.S. statutory rate of 35% | $ (6,106) | $ (8,762) | $ 3,344 |
| Nontaxable partnership interest | — | — | — |
| State income taxes, net of federal benefit | 60 | (1,053) | 461 |
| Incorporation of U.S. company | — | — | (21,378) |
| Change in valuation allowance | 1,698 | 7,195 | 1,304 |
| Effect of foreign income tax at various rates | 759 | 1,664 | 1,588 |
| Foreign losses with no tax benefit | 4,666 | 1,445 | — |
| Permanent differences | 1,322 | 1,072 | — |
| Other (including amounts related to prior year tax matters) | (4,682) | 1,303 | 610 |
| Total | $ (2,283) | $ 2,864 | $ (14,071) |

*Tax Audits*

The Company has been notified that one of its subsidiaries and its predecessor, Globalstar L.P., are currently under audit for the 2004 and 2005 tax years. During the audit period, the Company and the subsidiary were taxed as partnerships. Neither the Company nor any of its subsidiaries, except for the one noted above, are currently under audit by the Internal Revenue Service ("IRS") or by any state jurisdiction in the United States. The Company's corporate U.S. tax returns for 2006 and 2007 and U.S. partnership tax returns filed for years before 2006 remain subject to examination by tax authorities. As a partnership, the Company did not pay entity level taxes during the years before 2006. Accordingly, any adjustments to the 2004 and 2005 returns would not cause the Company to have additional tax expense. However, if there is any adjustment to the basis of the assets, this could reduce the allowed depreciation in 2006 and 2007. The potential impact of such possibilities has been considered in the FIN 48 analysis. State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. In the Company's international tax jurisdictions, numerous tax years remain subject to examination by tax authorities, including tax returns for 2001 and subsequent years in most of the Company's major international tax jurisdictions.

*FIN 48*

The reconciliation of the Company's unrecognized tax benefits is as follows (in thousands):

| | 2008 |
|---|---|
| Gross unrecognized tax benefits at January 1, 2008 | $ 74,233 |
| Gross increases based on tax positions related to current year | 6,558 |
| Reductions to tax positions related to prior years audit settlements paid during 2008 | — |
| Gross unrecognized tax benefits at December 31, 2008 | $ 80,791 |

The total unrecognized tax benefit of $80.8 million at December 31, 2008 included $4.3 million which, if recognized, would reduce the effective income tax rate in future periods.

As of January 1, 2007, the Company adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, issued July 2006, and interpretation of SFAS No. 109, as supplemented by FASB Financial Staff Position FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48*, issued May 2, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position if required to meet before being recognized in the financial statements. FIN 48 also prescribes guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The minimum threshold is defined in FIN 48 as the tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The provisions of FIN 48 are effective January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings in the year of adoption.

Prior to the Company's adoption of FIN 48, its policy was to classify interest and penalties as an operating expense in arriving at pretax income. The Company has computed interest on the difference between the tax position recognized in accordance with FIN 48 and the amount previously taken or expected to be taken in its tax returns. Upon adoption of FIN 48, the Company has elected an accounting policy to also classify accrued interest and penalties related to unrecognized tax benefits in its income tax provision.

In connection with the FIN 48 adjustment, at December 31, 2008 and 2007, the Company recorded interest and penalties of $772,000 and $231,000 respectively. In addition, the Company had accrued penalties and interest of $500,000 and $290,000, respectively, in regard to un-filed returns at January 1, 2008. The Company credited these amounts to income in 2008 as a result of foreign tax strategies implemented during the year. Accordingly, at December 31, 2008, the Company had no penalties or interest accrued.

It is anticipated that the amount of unrecognized tax benefit reflected at December 31, 2008 will not materially change in the next 12 months; any changes are not anticipated to have a significant impact on the results of operations, financial position or cash flows of the Company.

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating its tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company evaluates these tax positions in accordance with the requirements of FIN 48.

## 9. GEOGRAPHIC INFORMATION

The revenue by geographic location is presented net of eliminations for intercompany sales, and is as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Service: | | | |
| United States | $ 32,092 | $ 43,214 | $ 46,417 |
| Canada | 19,500 | 26,445 | 32,820 |
| Central and South America | 5,947 | 2,883 | 3,934 |
| Europe | 3,521 | 4,692 | 5,891 |
| Others | 734 | 1,079 | 2,975 |
| Total service revenue | 61,794 | 78,313 | 92,037 |
| Subscriber equipment: | | | |
| United States | 12,513 | 7,303 | 22,764 |
| Canada | 6,886 | 5,656 | 8,031 |
| Central and South America | 2,601 | 1,161 | 4,210 |
| Europe | 1,895 | 5,334 | 4,802 |
| Others | 366 | 631 | 4,827 |
| Total subscriber equipment revenue | 24,261 | 20,085 | 44,634 |
| Total revenue | $ 86,055 | $ 98,398 | $ 136,671 |

The long-lived assets (property and equipment) by geographic location are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Long-lived assets: | | |
| United States | $ 631,857 | $ 283,222 |
| Canada | 919 | 1,314 |
| Europe | 130 | 573 |
| Central and South America | 7,082 | 4,117 |
| Others | 2,276 | 877 |
| Total long-lived assets | $ 642,264 | $ 290,103 |

## 10. OTHER RELATED PARTY TRANSACTIONS

Since 2005, Globalstar has issued separate purchase orders for additional phone equipment and accessories under the terms of previously executed commercial agreements with QUALCOMM. Within the terms of the commercial agreements, the Company paid QUALCOMM approximately 7.5% to 25% of the total order as advances for inventory. As of December 31, 2008 and 2007, total advances to QUALCOMM for inventory were $9.2 million and $9.7 million, respectively. As of December 31, 2008 and 2007, the Company had outstanding commitment balances of approximately $49.4 million and $57.0 million, respectively. On October 28, 2008, the Company amended its agreement with QUALCOMM to extend the term for 12 months and defer delivery of mobile phones and related equipment until 2010.

As required by the lender under the Company's then-current credit agreement discussed below, the Company executed an agreement with Thermo Funding Company LLC, an affiliate of Thermo ("Thermo Funding"), to provide Globalstar up to an additional $200.0 million of equity via an irrevocable standby stock purchase agreement. The irrevocable standby purchase agreement allowed the Company to put up to 12,371,136 shares of its Common Stock to Thermo Funding at a predetermined price of approximately $16.17 per share when the Company required additional liquidity or upon the occurrence of certain other specified events. Thermo Funding also could elect to purchase the shares at any time. Minority stockholders of Globalstar as of June 15, 2006 who were accredited investors and who received at least thirty-six shares of Globalstar Common Stock as a result of the Old Globalstar bankruptcy will be provided an opportunity to acquire Common Stock on the same terms. By November 2007, Thermo Funding had purchased all the Common Stock subject to the agreement and fully satisfied its commitment.

On August 16, 2006, the Company entered into an amended and restated credit agreement with Wachovia Investment Holdings, LLC, as administrative agent and swingline lender, and Wachovia Bank, National Association, as issuing lender, which was subsequently amended on September 29 and October 26, 2006. On December 17, 2007, Thermo Funding was assigned all the rights (except indemnification rights) and assumed all the obligations of the administrative agent and the lenders under the amended and restated credit agreement and the credit agreement was again amended and restated. See Note 16.

During each of the years ended December 31, 2008, 2007 and 2006, the Company employed, in non-executive positions, certain immediate family members of its executive officers. The aggregate compensation amounts recognized for these immediate family members during the years ended December 31, 2008, 2007 and 2006 were $0.3 million for each year.

In 2008, the Company purchased approximately $7.7 million of services and equipment from a company whose chairman serves as a member of the Company's board of directors.

***Purchases and other transactions with Affiliates***

Total purchases and other transactions from affiliates, excluding interest, are as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| QUALCOMM | $ 9,650 | $ 39,883 | $ 57,515 |
| Other affiliates | 7,936 | 188 | 796 |
| Total | $ 17,586 | $ 40,071 | $ 58,311 |

## 11. COMMITMENTS AND CONTINGENCIES

*Future Minimum Lease Obligations*

Globalstar currently has several operating leases for facilities throughout the United States and around the world, including California, Florida, Texas, Canada, Ireland, France, Venezuela, Brazil, Panama, and Singapore. The leases expire on various dates through August 2015. The following table presents the future minimum lease payments (in thousands):

| Years Ending December 31, | |
|---|---|
| 2009 | $ 1,358 |
| 2010 | 738 |
| 2011 | 766 |
| 2012 | 778 |
| 2013 | 680 |
| Thereafter | 248 |
| Total minimum lease payments | $ 4,568 |

Rent expense for the years ended December 31, 2008, 2007 and 2006 were approximately $1.6 million, $1.4 million and $1.4 million, respectively.

*Contractual Obligations*

The Company has purchase commitments with QUALCOMM, Thales, Arianespace, Ericsson, Hughes and other venders totaling approximately $303.9 million, $299.3 million, $174.9 million, $116.2 million, $94.2 million and $0 million in 2009, 2010, 2011, 2012, 2013 and thereafter, respectively. The Company expects to fund its long-term capital needs with any remaining funds available under its credit agreement, cash flow, which it expects will be generated primarily from sales of its Simplex products and services, including its new SPOT products and services, and the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds.

*Litigation*

From time to time, the Company is involved in various litigation matters involving ordinary and routine claims incidental to our business. Management currently believes that the outcome of these proceedings, either individually or in the aggregate, will not have a material adverse effect on the Company's business, results of operations or financial condition. The Company is involved in certain litigation matters as discussed below.

*IPO Securities Litigation.* On February 9, 2007, the first of three purported class action lawsuits was filed against the Company, its CEO and CFO in the Southern District of New York alleging that the Company's registration statement related to its initial public offering in November 2006 contained material misstatements and omissions. The Court consolidated the three cases as Ladmen Partners, Inc. v. Globalstar, Inc., et al., Case No. 1:07-CV-0976 (LAP), and appointed Connecticut Laborers' Pension Fund as lead plaintiff. On September 30, 2008, the court granted the Company's motion to dismiss the plaintiffs' Second Amended Complaint with prejudice. Plaintiffs filed a notice of appeal to the U.S. Second Circuit Court of Appeals. Plaintiffs (now appellants) filed their brief on January 29, 2009, and the Company's responsive brief was filed March 30, 2009.

*Stickrath v. Globalstar, Inc.* On April 7, 2007, Kenneth Stickrath and Sharan Stickrath filed a purported class action complaint against the Company in the U.S. District Court for the Northern District of California, Case No. 07-cv-01941. The complaint is based on alleged violations of California Business & Professions Code § 17200 and California Civil Code § 1750, et seq., the Consumers' Legal Remedies Act. In July 2008 the Company filed a motion to deny class certification and a motion for summary judgment. The court deferred action on the class certification issue but granted the motion for summary judgment on December 22, 2008. The court did not, however, dismiss the case with prejudice but rather allowed counsel for plaintiffs to amend the complaint and substitute one or more new class representatives. On January 16, 2009, counsel for the plaintiffs filed a Third Amended Class Action Complaint. The Company filed its answer on February 2, 2009. The Company will continue to seek to have class certification denied and the case dismissed with prejudice.

*Appeal of FCC S-Band Sharing Decision.* This case is Sprint Nextel Corporation's petition in the U.S. Court of Appeals for the District of Columbia Circuit for review of, among others, the FCC's April 27, 2006, decision regarding sharing of the 2495-2500 MHz portion of the Company's radiofrequency spectrum. This is known as "The S-band Sharing Proceeding." The Court of Appeals has granted the FCC's motion to hold the case in abeyance while the FCC considers the petitions for reconsideration pending before it. The Court has also granted the Company's motion to intervene as a party in the case. The Company cannot determine when the FCC might act on the petitions for reconsideration.

*Appeal of FCC L-Band Decision.* On November 9, 2007, the FCC released a Second Order on Reconsideration, Second Report and Order and Notice of Proposed Rulemaking. In the Report and Order ("R&O") portion of the decision, the FCC effectively decreased the L-band spectrum available to the Company while increasing the L-band spectrum available to Iridium by 2.625 MHz. On February 5, 2008, the Company filed a notice of appeal of the FCC's decision in the U.S. Court of Appeals for the D.C. Circuit. Briefs were filed and oral argument was held on February 17, 2009. The Company does not expect a decision until the third quarter of 2009.

*Appeal of FCC ATC Decision.* On October 31, 2008, the FCC issued an Order granting us modified Ancillary Terrestrial Component ("ATC") authority. The modified authority allows the Company and Open Range Communications, Inc. to implement their plan to roll out ATC service in rural areas of the United States. On December 1, 2008, Iridium Satellite filed a petition with the U.S. Court of Appeals for the District of Columbia Circuit for review of the FCC's Order. On the same day, CTIA-The Wireless Association petitioned the FCC to reconsider its Order. The court has granted the FCC's motion to hold the appeal in abeyance pending the FCC's decision on reconsideration.

*Patent Infringement.* On July 2, 2008, the Company's subsidiary, Spot LLC, received a notice of patent infringement from Sorensen Research and Development. Sorensen asserts that the process used to manufacture the Spot Satellite Personal Tracker violates a U.S. patent held by Sorensen. The manufacturer, Axonn LLC, has assumed responsibility for managing the case under an indemnity agreement with the Company and Spot LLC. Axonn was unable to negotiate a mutually acceptable settlement with Sorensen, and on January 14, 2009, Sorensen filed a complaint against Axonn, Spot LLC and the Company in the U.S. District Court for the Southern District of California. The Company has filed an answer and counterclaim and a motion to stay the proceeding pending completion of the re-examination of the subject patent, which is now underway.

*Sales and Use Tax.* The Company is under a sales and use tax examination by the California Board of Equalization for tax years ended 2005, 2006 and 2007. The Company believes that the amount accrued on its books related to sales and use tax contingency is adequate.

## 12. INCORPORATION AND RECAPITALIZATION

In preparation for meeting its commitments to register Globalstar shares of Common Stock under the Securities Exchange Act of 1934, Globalstar elected to be taxed as a C corporation effective January 1, 2006. Effective March 17, 2006, Globalstar was converted from a limited liability company into a corporation under Delaware law. On that date, the Company's 61,947,654 issued and outstanding membership units (adjusted for a subsequent six-for-one stock split) were automatically converted into a like number of shares of Common Stock, its limited liability company agreement was replaced by a certificate of incorporation and bylaws, and its name was changed to Globalstar, Inc. In connection with its conversion into a corporation, the Company established three classes of $0.0001 par value Common Stock, Series A (300,000,000 shares authorized); Series B (20,000,000 shares authorized); and Series C (480,000,000 shares authorized). All classes of Common Stock had identical rights and privileges except with respect to their rights to elect directors. Series A holders were entitled to elect two directors, Series B holders to elect one director, and Series C holders to elect up to five directors. Under the applicable Delaware statute, all assets and liabilities of the limited liability company became the property of and were deemed to be assumed by the corporation. On October 25, 2006, the Company amended and restated its certificate of incorporation to, among other things, create a single class of Common Stock and convert each share of the Company's three series of Common Stock into one share of a single series of Common Stock. Immediately following the filing of the amended and restated certificate of incorporation, a six-for-one stock split (in the form of a five-shares-for-one-share stock dividend), which had been pre-approved by the Company's board of directors, was effected. All references to shares of Common Stock and membership interests and their respective per-unit amounts in these Consolidated Financial Statements and notes to Consolidated Financial Statements have been restated to reflect the effect of this stock split on a retroactive basis as if it had occurred on January 1, 2004. Except where otherwise expressly indicated, the information in these notes also gives effect to the conversion of the Company's three series of Common Stock into a single series of Common Stock.

Pursuant to the operating agreement of Globalstar, in connection with its conversion to a Delaware corporation, Globalstar was obligated to distribute $685,848 to Thermo. This amount represents a deferred payment of interest that accrued from December 6, 2003 to April 14, 2004 on loans made by Thermo to Globalstar that were converted to equity on April 14, 2004. In connection with the negotiation of Globalstar's credit agreement, Thermo agreed to defer receipt of this payment until the completion of the Company's initial public offering. As permitted by its credit agreement, Globalstar distributed the $685,848 to Thermo on December 12, 2006.

On November 2, 2006, the Company completed its initial public offering and sold 7,500,000 shares of its Common Stock at $17.00 per share. The Company received cash proceeds, net of underwriting fees and other offering expenses, of approximately $116.6 million.

## 13. EQUITY INCENTIVE PLAN

The Company's 2006 Equity Incentive Plan (the "Equity Plan") is a broad based, long-term retention program intended to attract and retain talented employees and align stockholder and employee interests. In January 2008, the Company's Board of Directors approved the addition of approximately 1.7 million shares of the Company's Common Stock to the shares available for issuance under the Equity Plan. The Company's stockholders approved the Amended and Restated Equity Plan on May 13, 2008, which added an additional 3.0 million shares of the Company's Common Stock to the shares available for issuance under the Equity Plan. At December 31, 2008, the number of shares of Common Stock that remained available for issuance under the Equity Plan was approximately 3.0 million. In January 2009, the Company's Board of Directors approved an additional 2.7 million shares of the Company's Common Stock to the shares available for issuance under the Equity Plan. Equity awards granted to employees in 2008 under the Equity Plan consisted of primarily restricted stock awards and restricted stock units. Equity awards generally vest over a period of 2-5 years from the date of grant. The fair value of the restricted stock awards and restricted stock units is based upon the fair value of the Company's Common Stock on the date of grant.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123 (R), as discussed in Note 2. For the years ended December 31, 2008, 2007 and 2006, the total compensation costs charged against income were $12.5 million, $9.6 million and $1.2 million, respectively. The total tax benefit recognized in 2008, 2007 and 2006 for these equity awards was approximately $0.7 million, $0.4 million and $0.3 million, respectively. For the years ended December 31, 2008 and 2007, the stock compensation costs capitalized as a part of the second-generation constellation was $0.5 million and $0.2 million, respectively. The Company did not capitalize any stock compensation expense during 2006. At December 31, 2008 and 2007, the amount related to non-vested shares expected to be amortized over the remaining vesting period was $4.2 (excluding $9.5 million of expected amortization related to the Company's Executive Incentive Compensation Plan) and $4.0 million, respectively. At December 31, 2008 and 2007, the weighted average remaining vesting term of the non-vested shares was 1.2 years and 2.5 years, respectively.

Effective August 10, 2007 (the "Effective Date"), the board of directors, upon recommendation of the Compensation Committee, approved the concurrent termination of the Company's Executive Incentive Compensation Plan and awards of restricted stock or restricted stock units under the Company's 2006 Equity Incentive Plan to five executive officers (the "Participants"). Each award agreement provides that the recipient will receive awards of restricted Common Stock (or, for the non-U.S. Participant, restricted stock units, which upon vesting, each entitle him to one share of Globalstar Common Stock). Total benefits per Participant (valued at the grant date) are approximately $6.0 million, which represents an increase of approximately $1.5 million in potential compensation compared to the maximum potential benefits under the Executive Incentive Compensation Plan. However, the new award agreements extend the vesting period by up to two years through 2011 and provide for payment in shares of Common Stock instead of cash, thereby enabling the Company to conserve its cash for capital expenditures for the procurement and launch of its second-generation satellite constellation and related ground station upgrades. One of the original five Participants left the employ of the Company in January 2009 and agreed to provide consulting services through December 31, 2009. If he fulfills all the terms of the consulting agreement, he will receive all but $750,000 of the original compensation in accordance with a modified vesting schedule. At December 31, 2008, the amount related to non-vested share awards related to the Company's Executive Incentive Compensation Plan expected to be amortized over the remaining vesting period was $9.5 million of which $1.3 million is related to share awards that have not been issued as of December 31, 2008 and have not been included in the table below. In accordance with the Company's Executive Incentive Compensation Plan, additional shares equivalent to approximately $3.8 million will be issued upon vesting in the second quarter of 2009.

In accordance with SFAS 123 (R), the Company adjusts its estimates of expected equity awards forfeitures based upon its review of recent forfeiture activity and expected future employee turnover. The effect of adjusting the forfeiture rate for all expense is recognized in the period in which the forfeiture estimate is changed. The effect of forfeiture adjustments for the year ended December 31, 2008 was $1.4 million. The effect of changes to the forfeiture estimates during the years ended December 31, 2007 and 2006 was insignificant.

A summary of the nonvested shares under the Company's restricted stock and restricted unit awards as of December 31, 2008 and changes during the year ended December 31, 2008, is presented below:

| | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| **Issued Nonvested Restricted Stock Awards and Restricted Stock Units** | **Shares** | **Weighted-Average Grant-Date Fair Value Per Share** | **Shares** | **Weighted-Average Grant-Date Fair Value Per Share** | **Shares** | **Weighted-Average Grant-Date Fair Value Per Share** |
| Outstanding at January 1 | 1,618,743 | $ 15.00 | 221,873 | $ 15.00 | — | $ 0.00 |
| Granted | 2,297,173 | 4.12 | 1,470,138 | 10.29 | 294,532 | 15.00 |
| Vested | (1,387,668) | 3.44 | (50,095) | 9.97 | (70,124) | 15.00 |
| Forfeited | (44,836) | 9.71 | (23,173) | 14.41 | (2,535) | 15.00 |
| Outstanding at December 31 | 2,483,412 | $ 8.92 | 1,618,743 | $ 11.06 | 221,873 | $ 15.00 |

## 14. DERIVATIVES

In July 2006, in connection with entering into its credit agreement, which provides for interest at a variable rate (Note 16), the Company entered into a five-year interest rate swap agreement. The interest rate swap agreement reflected a $100.0 million notional amount at a fixed interest rate of 5.64%. The fair value of the interest rate swap agreement as measured on a recurring basis as of December 31, 2007 and 2006 was $5.9 million and $2.7 million, respectively. The interest rate swap agreement was terminated on December 10, 2008 by the Company making a payment of approximately $9.2 million.

The increase in fair value of the interest rate swap agreement liability, for the year ended December 31, 2008, 2007 and 2006, of approximately \$3.3 million, \$3.2 million and \$2.7 million, respectively, was recognized as "Interest rate derivative loss" in the accompanying Consolidated Statements of Operations.

## 15. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) were as follows (in thousands):

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Accumulated minimum pension liability adjustment | $ (5,180) | $ (1,664) |
| Accumulated net foreign currency translation adjustment | (1,124) | 5,075 |
| Total accumulated other comprehensive income (loss) | $ (6,304) | $ 3,411 |

## 16. BORROWINGS

***Current portion of long term debt***

Current portion of long term debt consists of \$33.6 million due to the Company's vendors under vendor financing agreements at December 31, 2008. Details of vendor financing agreements are described later in this Note.

***Long Term Debt:***

Long term debt consists of the following (in thousands):

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| | (In Thousands) | |
| Amended and restated Credit Agreement: | | |
| Term Loan | $ 100,000 | $ — |
| Revolving credit loans | 66,050 | 50,000 |
| Total Borrowings under Amended and restated Credit Agreement | 166,050 | 50,000 |
| 5.75% Convertible Senior Notes due 2028 | 48,670 | — |
| Vendor Financing | 23,625 | — |
| Total long term debt | $ 238,345 | $ 50,000 |

***Amended and restated credit agreement***

On August 16, 2006, the Company entered into an amended and restated credit agreement with Wachovia Investment Holdings, LLC, as administrative agent and swingline lender, and Wachovia Bank, National Association, as issuing lender, which was subsequently amended on September 29 and October 26, 2006. On December 17, 2007, Thermo Funding was assigned all the rights (except indemnification rights) and assumed all the obligations of the administrative agent and the lenders under the amended and restated credit agreement and the credit agreement was again amended and restated. On December 18, 2008, the Company entered into a First Amendment to Second Amended and Restated Credit Agreement with Thermo Funding, as lender and administrative agent, to increase the amount available to Globalstar under the revolving credit facility from \$50.0 million to \$100.0 million. The credit agreement as currently in effect provides for a \$100.0 million revolving credit facility and a \$100.0 million delayed draw term loan facility. As of December 31, 2008, the Company had drawn \$66.1 million of the revolving credit facility and the entire \$100.0 million delayed draw term loan facility was outstanding. As of December 31, 2007, the Company had drawn \$50.0 million of the revolving credit facility but none of the delayed draw term loan was outstanding.

All loans will mature on December 31, 2012. Revolving credit loans bear interest at LIBOR plus 4.25% to 4.75% or the greater of the prime rate or Federal Funds rate plus 3.25% to 3.75%. The delayed draw term loan bears interest at either 5% plus the greater of the prime rate and the Federal Funds rate plus 0.5%, or LIBOR plus 6%. The delayed draw term loan facility bore an annual commitment fee of 2.0% until drawn or terminated. Commitment fees related to the loans, incurred during the years ended December 31, 2008, 2007 and 2006, were \$0.1 million, \$2.3 million and \$1.0 million, respectively. The revolving credit loan facility bears an annual commitment fee of 0.5% until drawn or terminated. Additional term loans will bear interest at rates to be negotiated. To hedge a portion of the interest rate risk with respect to the delayed draw term loan, the Company entered into a five-year interest rate swap agreement. This interest rate swap agreement was terminated on December 10, 2008. The loans may be prepaid without penalty at any time. On September 29, 2008, the Company and Thermo agreed that, effective May 26, 2008, all payment of interest on the debt will be deferred until 45 days after Thermo provides notice that the interest is then payable. Interest accrues on this outstanding interest at the same rate as the underlying loan and was compounded on December 31, 2008 and annually thereafter.

The credit agreement limits the amount of the Company's capital expenditures, requires the Company to maintain minimum liquidity of $5.0 million and provides that as of the end of the second full fiscal quarter after the Company places 24 of its second-generation satellites into service and at the end of each fiscal quarter thereafter, the Company must maintain a consolidated senior secured leverage ratio of not greater than 5.0 to 1.0. The Company was in compliance with the debt covenants at December 31, 2008. Additionally, the credit agreement limits the Company's ability to make dividend payments and other distributions.

***5.75% Convertible Senior Notes due 2028***

On April 10, 2008, the Company entered into an Underwriting Agreement (the "Convertible Notes Underwriting Agreement") with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. (together, the "Convertible Notes Underwriters") relating to the sale by the Company of $135.0 million aggregate principal amount of its 5.75% Convertible Senior Notes due 2028 (the "Notes"). Pursuant to the Convertible Notes Underwriting Agreement, the Company granted the Convertible Notes Underwriters a 30-day option to purchase up to an additional $15.0 million aggregate principal amount of the Notes solely to cover over-allotments, if any.

The sale of $135.0 million aggregate principal amount of the Notes was completed on April 15, 2008. The Convertible Notes Underwriters subsequently executed their over-allotment option and purchased an additional $15.0 million aggregate principal amount of the Notes on May 8, 2008. The sale of the Notes was registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-3 (File No. 333-149798), as supplemented by a prospectus supplement and a free-writing prospectus, both dated April 10, 2008.

The Notes were issued under a Senior Indenture, entered into and dated as of April 15, 2008 (the "Base Indenture"), between the Company and U.S. Bank, National Association, as trustee (the "Trustee"), supplemented by a First Supplemental Indenture with respect to the Notes, entered into and dated as of April 15, 2008 (the "Supplemental Indenture"), between the Company and the Trustee (the Base Indenture and the Supplemental Indenture, collectively, the "Indenture"). Also, pursuant to the Indenture, the Company, the Trustee and U.S. Bank, National Association, as escrow agent (the "Escrow Agent"), entered into a Pledge and Escrow Agreement dated as of April 15, 2008 (the "Pledge Agreement").

In accordance with the Pledge Agreement, the Company placed approximately $25.5 million of the proceeds of the offering of the Notes in an escrow account with the Escrow Agent. The Escrow Agent invests funds in the escrow account in government securities and, if the Company does not elect to make the payments from its other funds, the funds in the escrow account will be used to make the first six scheduled semi-annual interest payments on the Notes. Pursuant to the Pledge Agreement, the Company pledged its interest in this escrow account to the Trustee as security for these interest payments. At December 31, 2008, the balance in the escrow account was $14.4 million.

Except for the pledge of the escrow account under the Pledge Agreement, the Notes are senior unsecured debt obligations of the Company. There is no sinking fund for the Notes. The Notes mature on April 1, 2028 and bear interest at a rate of 5.75% per annum. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, commencing October 1, 2008, to holders of record on the preceding March 15 and September 15, respectively.

Subject to certain exceptions set forth in the Indenture, the Notes are subject to repurchase for cash at the option of the holders of all or any portion of the Notes (i) on each of April 1, 2013, April 1, 2018 and April 1, 2023 or (ii) upon a fundamental change, both at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any. A fundamental change will occur upon certain changes in the ownership of the Company, or certain events relating to the trading of the Company's Common Stock, as further described below.

Holders may convert their Notes at their option at any time prior to the close of business on the business day immediately preceding April 1, 2028. Holders may convert their Notes into shares of Common Stock, subject to the Company's option to deliver cash in lieu of all or a portion of the shares. The Notes are convertible at an initial conversion rate of 166.1820 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment in the manner set forth in the Supplemental Indenture. The conversion rate may not exceed 240.9638 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment. In addition to receiving the applicable amount of shares of Common Stock or cash in lieu of all or a portion of the shares, holders of Notes who convert their Notes prior to April 1, 2011 will receive the cash proceeds from the sale by the Escrow Agent of the portion of the government securities in the escrow account that are remaining with respect to any of the first six interest payments that have not been made on the Notes being converted. The if-converted value of these Notes does not exceed the principal amount at December 31, 2008.

Holders who convert their Notes in connection with certain events occurring on or prior to April 1, 2013 constituting a "make whole fundamental change" (as defined below) will be entitled to an increase in the conversion rate as specified in the Indenture. The number of additional shares by which the applicable base conversion rate will be increased will be determined by reference to the applicable table below and is based on the date on which the make whole fundamental change becomes effective (the "effective date") and the price (the "stock price") paid, or deemed paid, per share of the Company's common stock in the make whole fundamental change, subject to adjustment as described below. If the holders of common stock receive only cash in a make whole fundamental change, the stock price will be the cash amount paid per share of the Company's common stock. Otherwise, the stock price will be the average of the closing sale prices of the Company's common stock for each of the 10 consecutive trading days prior to, but excluding, the relevant effective date.

The events that constitute a make whole fundamental change are as follows:

- Any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of voting stock representing 50% of more (or if such person is Thermo Capital Partners LLC, 70% or more) of the total voting power of all outstanding voting stock of the Company;

- The Company consolidates with, or merges with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person;

- The adoption of a plan of liquidation or dissolution of the Company; or

- The Company's common stock (or other common stock into which the Notes are then convertible) is not listed on a United States national securities exchange or approved for quotation and trading on a national automated dealer quotation system or established automated over-the-counter trading market in the United States.

The stock prices set forth in the first column of the Make Whole Table below will be adjusted as of any date on which the base conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to the adjusted multiplied by a fraction, the numerator of which is the base conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the base conversion rate as so adjusted. The base conversion rate adjustment amounts set forth in the table below will be adjusted in the same manner as the base conversion rate.

| | | Effective Date<br>Make Whole Premium (Increase in Applicable Base Conversion Rate) | | | | | |
|---|---|---|---|---|---|---|---|
| Stock Price on Effective Date | | April 15, 2008 | April 1, 2009 | April 1, 2010 | April 1, 2011 | April 1, 2012 | April 1, 2013 |
| $ | 4.15 | 74.7818 | 74.7818 | 74.7818 | 74.7818 | 74.7818 | 74.7818 |
| $ | 5.00 | 74.7818 | 64.8342 | 51.4077 | 38.9804 | 29.2910 | 33.8180 |
| $ | 6.00 | 74.7818 | 63.9801 | 51.4158 | 38.2260 | 24.0003 | 0.4847 |
| $ | 7.00 | 63.9283 | 53.8295 | 42.6844 | 30.6779 | 17.2388 | 0.0000 |
| $ | 8.00 | 55.1934 | 46.3816 | 36.6610 | 26.0029 | 14.2808 | 0.0000 |
| $ | 10.00 | 42.8698 | 36.0342 | 28.5164 | 20.1806 | 11.0823 | 0.0000 |
| $ | 20.00 | 18.5313 | 15.7624 | 12.4774 | 8.8928 | 4.9445 | 0.0000 |
| $ | 30.00 | 10.5642 | 8.8990 | 7.1438 | 5.1356 | 2.8997 | 0.0000 |
| $ | 40.00 | 6.6227 | 5.5262 | 4.4811 | 3.2576 | 1.8772 | 0.0000 |
| $ | 50.00 | 4.1965 | 3.5475 | 2.8790 | 2.1317 | 1.2635 | 0.0000 |
| $ | 75.00 | 1.4038 | 1.1810 | 0.9358 | 0.6740 | 0.4466 | 0.0000 |
| $ | 100.00 | 0.4174 | 0.2992 | 0.1899 | 0.0985 | 0.0663 | 0.0000 |

The actual stock price and effective date may not be set forth in the table above, in which case:

- If the actual stock price on the effective date is between two stock prices in the table or the actual effective date is between two effective dates in the table, the amount of the base conversion rate adjustment will be determined by straight-line interpolation between the adjustment amounts set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

- If the actual stock price on the effective date exceeds $100.00 per share of the Company's common stock (subject to adjustment), no adjustment to the base conversion rate will be made; and

- If the actual stock price on the effective date is less than $4.15 per share of the Company's common stock (subject to adjustment), no adjustment to the base conversion rate will be made.

Notwithstanding the foregoing, the base conversion rate will not exceed 240.9638 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the base conversion rate.

Except as described above with respect to holders of notes who convert their Notes prior to April 1, 2011, there is no circumstance in which holders could receive cash in addition to the maximum number of shares of common stock issuable upon conversion of the Notes.

If the Company makes at least 10 scheduled semi-annual interest payments, the Notes are subject to redemption at the Company's option at any time on or after April 1, 2013, at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any.

The Indenture contains customary financial reporting requirements and also contains restrictions on mergers and asset sales. The Indenture also provides that upon certain events of default, including without limitation failure to pay principal or interest, failure to deliver a notice of fundamental change, failure to convert the Notes when required, acceleration of other material indebtedness and failure to pay material judgments, either the trustee or the holders of 25% in aggregate principal amount of the Notes may declare the principal of the Notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency relating to the Company or its significant subsidiaries, the principal amount of the Notes and accrued interest automatically becomes due and payable.

Upon adoption of FSP APB 14-1, the Company measured the fair value of the Notes issued in April 2008, using an interest rate that it could have obtained at the date of issuance for similar debt instruments without an embedded conversion option. Based on this analysis, the Company determined that the fair value of the Notes was approximately $95.5 million as of the issuance date, a reduction of approximately $54.5 million in the carrying value of the Notes. The Company will amortize the resulting debt discount over the Notes' expected life (approximately five years) as additional non-cash interest expense, subject to the Company's capitalized interest policy. Also in accordance with FSP APB 14-1, the Company was required to allocate a portion of the $4.8 million debt issuances costs that were directly related to the issuance of the Notes between a liability component and an equity component as of the issuance date, using the interest rate method as discussed above. Based on this analysis, the Company reclassified approximately $1.8 million of these costs as a component of equity.

*Conversion of Convertible Senior Notes*

In 2008, holders of $36.0 million aggregate principal amount of Notes, or 24% of the Notes originally issued, submitted notices of conversion to the trustee in order to convert their Notes into Common Stock and cash in accordance with the terms of the Notes. The Company also entered into agreements with holders of an additional $42.2 million aggregate principal amount of Notes, or 28% of the Notes originally issued, to exchange the Notes for a combination of Common Stock and cash. The Company has issued approximately 23.6 million shares of its Common Stock and paid a nominal amount of cash for fractional shares in connection with the conversions and exchanges. In addition, the holders received an early conversion make whole amount of approximately $9.3 million representing the next five semi-annual interest payments that would have become due on the converted Notes, which was paid from funds in an escrow account for the benefit of the holders of the Notes. In the exchanges, Note holders received additional consideration in the form of cash payments or additional shares of the Company's Common Stock in the amount of approximately $1.1 million to induce exchanges. As a result of adopting FSP APB 14-1, the Company recognized a gain from extinguishment of debt of $49.0 million during 2008. After this conversion, approximately $48.7 million, net of debt discount of $23.1 million, of the Notes were outstanding at December 31, 2008.

*Common Stock Offering and Share Lending Agreement*

Concurrently with the offering of the Notes, on April 10, 2008, the Company entered into a share lending agreement (the "Share Lending Agreement") with Merrill Lynch International (the "Borrower"), through Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent for Borrower (in such capacity, the "Borrowing Agent"), pursuant to which the Company agreed to lend up to 36,144,570 shares of Common Stock (the "Borrowed Shares") to the Borrower, subject to certain adjustments set forth in the Share Lending Agreement, for a period ending on the earliest of (i) the date the Company notifies the Borrower in writing of its intention to terminate the Share Lending Agreement at any time after the entire principal amount of the Notes ceases to be outstanding and the Company has settled all payments or deliveries in respect of the Notes (as the settlement may be extended pursuant to market disruption events or otherwise pursuant to the Indenture), whether as a result of conversion, redemption, repurchase, cancellation, at maturity or otherwise, (ii) the written agreement of the Company and the Borrower to terminate, (iii) the occurrence of a Borrower default, at the option of Lender, and (iv) the occurrence of a Lender default, at the option of the Borrower. Pursuant to the Share Lending Agreement, upon the termination of the share loan, the Borrower must return the Borrowed Shares to the Company. The only exception would be that, if pursuant to a merger, recapitalization or reorganization, the Borrowed Shares were exchanged for or converted into cash, securities or other property ("Reference Property"), the Borrower would return the Reference Property. Upon the conversion of Notes (in whole or in part), a number of Borrowed Shares proportional to the conversion rate for such notes must be returned to the Company. At the Company's election, the Borrower may remit cash equal to the market value of the corresponding Borrowed Shares instead of returning to the Company the Borrowed Shares otherwise required by conversions of Note.

On April 10, 2008, the Company entered into an underwriting agreement (the "Equity Underwriting Agreement") with the Borrower and the Borrowing Agent. Pursuant to and upon the terms of the Share Lending Agreement, the Company will issue and lend the Borrowed Shares to the Borrower as a share loan. The Borrowing Agent also is acting as an underwriter (the "Equity Underwriter") with respect to the Borrowed Shares, which are being offered to the public. The Borrowed Shares included approximately 32.0 million shares of Common Stock initially loaned by the Company to the Borrower on separate occasions, delivered pursuant to the Share Lending Agreement and the Underwriting Agreement, and an additional 4.1 million shares of Common Stock that, from time to time, may be borrowed from the Company by the Borrower pursuant to the Share Lending Agreement and the Underwriting Agreement and subsequently offered and sold at prevailing market prices at the time of sale or negotiated prices. The sale of the Borrowed Shares was registered under the S-3 (33-149798). The Company used two prospectus supplements for the transaction, one for the sale of the Notes (and the underlying Common Stock) and the other for the sale of the Borrowed Shares. The Company filed the prospectus supplement for the sale of the Borrowed Shares pursuant to Rule 424(b) (3) on April 2, 2008 and pursuant to Rule 424(b) (5) on April 14, 2008. Hence the Borrowed Shares are free trading shares. At December 31, 2008, approximately 24.2 million Borrowed Shares remained outstanding. The Borrower returned an additional 6.9 million Borrowed Shares in January 2009.

The Company will not receive any proceeds from the sale of the Borrowed Shares pursuant to the Share Lending Agreement but will receive a nominal lending fee of $0.0001 per share for each share of Common Stock that it loans to the Borrower pursuant to the Share Lending Agreement. The Borrower will receive all of the proceeds from the sale of Borrowed Shares pursuant to the Share Lending Agreement. At the Company's election, the Borrower may remit cash equal to the market value of the corresponding Borrowed Shares instead of returning the Borrowed Shares due back to the Company as a result of conversions by Note holders. See below.

The Borrowed Shares are treated as issued and outstanding for corporate law purposes, and accordingly, the holders of the Borrowed Shares will have all of the rights of a holder of the Company's outstanding shares, including the right to vote the shares on all matters submitted to a vote of the Company's stockholders and the right to receive any dividends or other distributions that the Company may pay or makes on its outstanding shares of Common Stock. However, under the Share Lending Agreement, the Borrower has agreed:

- To pay, within one business day after the relevant payment date, to the Company an amount equal to any cash dividends that the Company pays on the Borrowed Shares; and
- To pay or deliver to the Company, upon termination of the loan of Borrowed Shares, any other distribution, in liquidation or otherwise, that the Company makes on the Borrowed Shares.

To the extent the Borrowed Shares the Company initially lent under the share lending agreement and offered in the Common Stock offering have not been sold or returned to it, the Borrower has agreed that it will not vote any such Borrowed Shares. The Borrower has also agreed under the share lending agreement that it will not transfer or dispose of any Borrowed Shares, other than to its affiliates, unless the transfer or disposition is pursuant to a registration statement that is effective under the Securities Act. However, investors that purchase the shares from the Borrower (and any subsequent transferees of such purchasers) will be entitled to the same voting rights with respect to those shares as any other holder of the Company's Common Stock.

On December 18, 2008, the Company entered into Amendment No. 1 to Share Lending Agreement with the Borrower and the Borrowing Agent. Pursuant to Amendment No.1, the Company has the option to request the Borrower to deliver cash instead of returning borrowed shares of Company Common Stock upon any termination of loans at the Borrower's option, at the termination date of the Share Lending Agreement or when the outstanding loaned shares exceed the maximum number of shares permitted under the Share Lending Agreement. The consent of the Borrower is required for any cash settlement, which consent may not be unreasonably withheld, subject to the Borrower's determination of applicable legal, regulatory or self-regulatory requirements or other internal policies. Any loans settled in shares of Company Common Stock will be subject to a return fee based on the stock price as agreed by us and the Borrower. The return fee will not be less than $0.005 per share or exceed $0.05 per share.

As a result of this amendment, the Company believes that, under generally accepted accounting principles in the United States as currently in effect, the approximately 24.2 million borrowed shares currently outstanding under the Share Lending Agreement will be considered outstanding for the purpose of computing and reporting its earnings per share. Prior to this amendment, the Borrowed Shares were not considered outstanding for the purpose of computing and reporting our earnings per share due to the substantial elimination of the economic dilution due to contractual provisions, that otherwise would have resulted from the issuance of the Borrowed Shares.

The Company evaluated the various embedded derivatives within the Indenture for bifurcation from the Notes under the provisions of FASB's Statement of Financial Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), Emerging Issues Task Force Issue No. 01-6, "The Meaning of Indexed to a Company's Own Stock" ("EITF 01-6") and Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"). Based upon its detailed assessment, the Company concluded that these embedded derivatives were either (i) excluded from bifurcation as a result of being clearly and closely related to the Notes or are indexed to the Company's Common Stock and would be classified in stockholders' equity if freestanding or (ii) the fair value of the embedded derivatives was estimated to be immaterial.

***Vendor Financing***

In July 2008, the Company amended its agreement with its Launch Provider for the launch of the Company's second-generation satellites and certain pre and post-launch services. Under the amended terms, the Company can defer payment on up to 75% of certain amounts due to the Launch Provider. The deferred payments will incur annual interest at 8.5% to 12%.

In September 2008, the Company amended its agreement with Hughes for the construction of its RAN ground network equipment and software upgrades for installation at a number of the Company's satellite gateway ground stations and satellite interface chips to be a part of the UTS in various next-generation Globalstar devices. Under the amended terms, the Company deferred certain payments due under the contract in 2008 and 2009 to December 2009. The deferred payments will incur annual interest at 10%.

At December 31, 2008, the aggregate amount due which had been deferred for payment was $57.2 million (of which $33.6 million is shown as "Current portion of long term debt" on the Consolidated Balance Sheet).

The Company's debt matures in the amount of $33.6 million, $23.6 million, $0, $166.1 million and $71.8 million in 2009, 2010, 2011, 2012 and 2013, respectively.

## 17. QUARTERLY FINANCIAL DATA (UNAUDITED)

| | Quarter Ended | | | |
|---|---|---|---|---|
| | March 31, 2008 | June 30, 2008 | September 30, 2008 | December 31, 2008 |
| | (In thousands, except per share amounts) | | | |
| Total revenue | $ 22,134 | $ 22,999 | $ 22,525 | $ 18,397 |
| Net income (loss) | $ (6,635) | $ (7,177) | $ (26,019) | $ 24,670 |
| Basic loss per common share | $ (0.08) | $ (0.09) | $ (0.31) | $ 0.27 |
| Diluted loss per common share | $ (0.08) | $ (0.09) | $ (0.31) | $ 0.27 |
| Shares used in basic per share calculations | 82,448 | 84,029 | 84,631 | 90,100 |
| Shares used in diluted per share calculations | 82,448 | 84,029 | 84,631 | 90,100 |

| | Quarter Ended | | | |
|---|---|---|---|---|
| | March 31, 2007 | June 30, 2007 | September 30, 2007 | December 31, 2007 |
| | (In thousands, except per share amounts) | | | |
| Total revenue | $ 23,154 | $ 25,837 | $ 25,688 | $ 23,719 |
| Net income (loss) | $ 444 | $ (12,687) | $ 652 | $ (16,334) |
| Basic earnings (loss) per common share | $ 0.01 | $ (0.17) | $ 0.01 | $ (0.21) |
| Diluted earnings (loss) per common share | $ 0.01 | $ (0.17) | $ 0.01 | $ (0.21) |
| Shares used in basic per share calculations | 73,652 | 75,657 | 78,000 | 81,814 |
| Shares used in diluted per share calculations | 73,746 | 75,657 | 79,044 | 81,814 |

## 18. MANAGEMENT'S PLANS REGARDING FUTURE OPERATIONS

The Company has initiated plans to improve its liquidity by seeking to obtain a combination of debt and equity funding to procure and deploy its second-generation constellation and related ground infrastructure as well as to fund its current operations. The Company's business is currently generating negative cash flow from operations. The Company's plans also include restructuring its operations by reducing costs in underperforming markets and consolidating resources around the world to operate its network more efficiently. It has also undertaken a plan to market aggressively its Simplex based products, including the SPOT satellite messenger, to generate incremental cash flow from operations. If the Company's plans are successful, it believes it will have sufficient liquidity to finance the anticipated costs to procure and deploy the second-generation constellation and related ground infrastructure and to fund its current operations for at least the next 12 months. However, the successful execution of the Company's plans is dependent upon many factors, some of which are beyond its control. The Company cannot assure you that any portion of its plans will be achieved.

## 19. RETROSPECTIVE ADOPTION OF FSP APB 14-1

In May 2008, the FASB issued FSP APB 14-1. The Company adopted this FSP during the first quarter of 2009. The Company has retrospectively recasted its results for the year ended December 31, 2008, to reflect the adoption of FSP APB 14-1. In addition, the Company has adjusted Notes 2, 3, 4, 8, 9, 16 and 17 to the Consolidated Financial Statements to present the retrospective adoption of this FSP. FSP APB 14-1 requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) to be separately accounted for in a manner that reflects the issuer's nonconvertible debt borrowing rate. As such, the initial debt proceeds from the sale of the Company's Notes, which are discussed in more detail in Note 16, are required to be allocated between a liability component and an equity component as of the debt issuance date. The Company will amortize the resulting debt discount over the instrument's expected life (approximately five years) as additional non-cash interest expense. FSP APB 14-1 was effective for fiscal years beginning after December 15, 2008 and requires retrospective application.

Upon adoption of FSP APB 14-1, the Company measured the fair value of the Notes issued in April 2008, using an interest rate that it could have obtained at the date of issuance for similar debt instruments without an embedded conversion option. Based on this analysis, the Company determined that the fair value of the Notes was approximately $95.5 million as of the issuance date, a reduction of approximately $54.5 million in the carrying value of the Notes. The Company will amortize this resulting debt discount over the Notes' expected life (approximately five years) as additional non-cash interest expense, subject to the Company's capitalized interest policy. Also in accordance with FSP APB 14-1, the Company was required to allocate a portion of the $4.8 million debt issuance costs that were directly related to the issuance of the Notes between a liability component and an equity component as of the issuance date, using the interest rate method as discussed above. Based on this analysis, the Company reclassified approximately $1.8 million of these costs as a component of equity.

In 2008, holders of $36.0 million aggregate principal amount of Notes, or 24% of the Notes originally issued, submitted notices of conversion to the trustee in order to convert their Notes into Common Stock and cash in accordance with the terms of the Notes. The Company also entered into agreements with holders of an additional $42.2 million aggregate principal amount of Notes, or 28% of the Notes originally issued, to exchange the Notes for a combination of Common Stock and cash. The Company has issued approximately 23.6 million shares of its Common Stock and paid a nominal amount of cash for fractional shares in connection with the conversions and exchanges. In addition, the holders received an early conversion make whole amount of approximately $9.3 million representing the next five semi-annual interest payments that would have become due on the converted Notes, which was paid from funds in an escrow account for the benefit of the holders of the Notes. In the exchanges, Note holders received additional consideration in the form of cash payments or additional shares of the Company's Common Stock in the amount of approximately $1.1 million to induce exchanges. As a result of adopting FSP APB 14-1, the Company recognized a gain from extinguishment of debt of $49.0 million during 2008. After this conversion, approximately $48.7 million, net of debt discount of $23.1 million, of the Notes were outstanding at December 31, 2008.

The following table illustrates the impact of adopting FSP APB 14-1 on the Company's Consolidated Statement of Income (Loss) and Consolidated Balance Sheet for the year ended December 31, 2008 and as of December 31, 2008, respectively. There were no impacts to the 2006 and 2007 Consolidated Statements of Income (Loss) and Consolidated Balance Sheets:

| | For The Year Ended December 31, 2008 | | |
|---|---|---|---|
| | As Originally Reported | Effect of Change | As Adjusted |
| | | (In thousands) | |
| Gain on extinguishment of debt | $ — | $ 49,042 | $ 49,042 |
| Interest expense | $ (6,779) | $ 1,046 | $ (5,733) |
| Income (loss) before income taxes | $ (67,532) | $ 50,088 | $ (17,444) |
| Income tax expense (benefit) | $ 480 | $ (2,763) | $ (2,283) |
| Net income (loss) | $ (68,012) | $ 52,851 | $ (15,161) |
| Basic earnings (loss) per share | $ (0.79) | $ 0.61 | $ (0.18) |
| Diluted earnings (loss) per share | $ (0.79) | $ 0.61 | $ (0.18) |
| Property and equipment, net | $ 636,362 | $ 5,902 | $ 642,264 |
| Other assets, net | $ 16,376 | $ (706) | $ 15,670 |
| Long-term debt | $ 195,429 | $ (23,134) | $ 172,295 |
| Additional paid-in capital | $ 488,343 | $ (24,521) | $ 463,822 |
| Retained deficit | $ (73,630) | $ 52,581 | $ (20,779 |

## PERFORMANCE GRAPH

The following graph shows a comparison from November 2, 2006 (the date our Common Stock commenced trading on the Nasdaq Stock Market) through December 31, 2008 of cumulative total return for our Common Stock, the Nasdaq Telecommunications Index and the Nasdaq Composite Index, assuming $100 had been invested in each on November 2, 2006. Such returns are based on historical results and are not intended to suggest future performance. The calculation of cumulative total return is based on the change in stock price and assumes reinvestment of dividends for the Nasdaq Telecommunications Index and the Nasdaq Composite Index. We have never paid dividends on our Common Stock and have no present plans to do so.

**Globalstar, Inc. Common Stock Performance Graph**



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IPO (November 2, 2006)
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Globalstar, Inc.
Nasdaq Telecommunications Index
Nasdaq Composite Index

## Executive Office

Globalstar, Inc.
461 S. Milpitas Blvd.
Milpitas, CA 95035 USA
(408) 933-4000

## World Wide Web Home Page

www.globalstar.com

## Stockholder Information

For further information about the company, additional hard copies of this report, SEC filings, and other published corporate information please visit the Company website noted above or call (408) 933-4006.

**Transfer Agent**
Computershare Shareholder Services, Inc.
250 Royall Street
Canton, MA 02021
(781) 575-4238
www.computershare.com

**Independent Auditors**
Crowe Horwath LLP
Oak Brook, IL

**Legal Counsel**
Taft Stettinius & Hollister LLP
Cincinnati, OH

**Board of Directors**

James Monroe III
Executive Chairman of the Board

Peter J. Dalton
Chief Executive Officer

William A. Hasler
*Director, DiTech Networks Corp., Harris Stratex Networks, Mission West Properties and the Schwab Funds.*

Kenneth E. Jones
*Chairman, Globe Wireless, Inc.*
*(Maritime Communications)*

James F. Lynch
*Managing Director*
*Thermo Capital Partners,*
*(Private Equity Investment)*

J. Patrick McIntyre
*President and Chief Operating Officer*
*Lauridsen Group Incorporated*
*(Nutritional Functional Proteins)*

Richard S. Roberts
*VP & General Counsel*
*Thermo Development, Inc.*
*(Management Firm)*

## Executive Officers

James Monroe III
Executive Chairman of the Board

Peter J. Dalton
Chief Executive Officer

Fuad Ahmad
Senior Vice President and Chief Financial Officer

Anthony J. Navarra
President, Global Operations

Steven Bell
Senior Vice President, North American and European Sales Operations

Robert D. Miller
Senior Vice President, Engineering and Ground Operations

William F. Adler
Vice President, Legal and Regulatory Affairs

Paul A. Monte
Vice President, Engineering and Product Development

Martin E. Neilsen
Vice President, New Business Ventures

Richard S. Roberts
Corporate Secretary

Mark Stevenson
Vice President, Strategic Sales and Alliances

## Common Stock

The Company's stock is traded on The NASDAQ Global Select Market under "GSAT". As of September 1, 2009, the company had approximately 150,881,958 shares outstanding and 281 holders of record.

## Notice of Annual Meeting

Sept 23, 2009, 10:00 a.m. PT
Globalstar, Inc.
461 South Milpitas Blvd.
Suite 2
Milpitas, CA USA
95035
(408) 933-4000

For directions to the meeting, please call (408) 933-4006.

Globalstar™

**Globalstar, Inc.**
**461 S Milpitas Blvd.**
**Milpitas, CA 95035**
**USA +1.408.933.4000**
**www.globalstar.com**